                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)


                          PARAGON HEALTH NETWORK, INC.
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   698940103
                                 (CUSIP Number)

                                ROBERT W. KADLEC
                                SIDLEY & AUSTIN
                             555 WEST FIFTH STREET
                       LOS ANGELES, CALIFORNIA 90013-1010
                                 (213) 896-6072
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                NOVEMBER 4, 1997
                                ----------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                             (Page 1 of  13 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 698940103           SCHEDULE 13D               PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO INVESTMENT FUND III, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,925,926

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,789,197

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,136,729
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,925,926

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 698940103           SCHEDULE 13D               PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO UK PARTNERS III, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      UNITED KINGDOM
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,925,926

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,789,197

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,136,729
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,925,926

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 698940103           SCHEDULE 13D               PAGE 4 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO OVERSEAS PARTNERS III, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,925,926

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,789,197

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,136,729
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,925,926

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 698940103           SCHEDULE 13D               PAGE 5 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO MANAGEMENT, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,925,926

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,789,197

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,136,729
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,925,926

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 698940103           SCHEDULE 13D               PAGE 6 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      APOLLO ADVISORS II, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,925,926

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,789,197

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,136,729
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,925,926

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      44%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.01 per share, of Paragon Health Network, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is One Ravinia Drive Suite 1500, Atlanta, Georgia 30346.

ITEM 2.   IDENTITY AND BACKGROUND

(a)-(c) and (f)

     This statement is filed jointly by Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo UK Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners", and together with Fund III and UK Partners, the "Apollo Purchasers"), Apollo Advisors II, L.P., a Delaware limited partnership ("Apollo Advisors") and Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"). The foregoing entities are hereinafter referred to collectively as the "Reporting Entities." The Reporting Entities are making this joint filing because they may be deemed to constitute a "group" within the meaning of
Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act").

     Each of the Apollo Purchasers is principally engaged in the business of investment in securities. The principal office of each of the Apollo Purchasers is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577.

     Apollo Advisors is the managing general partner of each of the Apollo Purchasers. Apollo Advisors is principally engaged in the business of serving as the managing general partner of each of the Apollo Purchasers.

     Apollo Capital Management II, Inc., a Delaware corporation ("Apollo Capital"), is the general partner of Apollo Advisors. Apollo Capital is principally engaged in the business of serving as the general partner of Apollo Advisors.

     Apollo Management serves as manager of the Apollo Purchasers and manages their day-to-day operations.

     AIF III Management, Inc., a Delaware corporation ("AIM"), is the general partner of Apollo Management. AIM is principally engaged in the business of serving as the general partner of Apollo Management.

     The principal office of each of Apollo Advisors, Apollo Capital, Apollo Management and AIM is Two Manhattanville Road, Purchase, New York 10577.

     Apollo Fund Administration II LDC, a Cayman Islands LDC ("Administration"), is the administrative general partner of each of Overseas Partners and UK Partners. Administration is principally engaged in the business of serving as the administrative general partner of Overseas Partners and UK Partners. The principal place of business of Administration is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies.

     Apollo Management (UK) Ltd., an English corporation ("Management UK"), is the resident general partner of UK Partners. Management UK is principally engaged in the business of serving as resident general partner of UK Partners. The address of the principal business of Management UK is Hill House, 1 Little New Street, London, EC4A 3TR, England.

     Attached as Schedule I to this Statement is information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

(d) and (e)

     None of the Reporting Entities, Apollo Capital, Apollo Management, AIM, Administration or Management UK nor any of the persons or entities referred to in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1997, entered into by Apollo LCA Acquisition Corp., A Delaware corporation ("Acquisition Corp."), Apollo Management, and Living Centers of America, Inc. ("LCA"), a Delaware corporation (the "Recapitalization Agreement"), LCA was recapitalized as Paragon Health Network, Inc., the Issuer, and each share of Acquisition Corp. common stock outstanding was converted into the right to receive one share of common stock of the Issuer ("Common Stock"). The merger effecting the recapitalization became effective on November 4, 1997.

     Pursuant to a Stock Purchase Agreement, dated as of September 17, 1997 (the "Stock Purchase Agreement"), entered into by Acquisition Corp., Chase Equity Associates, L.P., a California limited partnership ("Chase"), Healthcare Equity Partners, L.P., a Delaware limited partnership, Healthcare Equity QP Partners, L.P., a Delaware limited partnership, Key Capital Corporation, a Delaware corporation, Key Equity Partners 97, a Delaware limited partnership,

Drax Holdings, L.P., a Delaware limited partnership, Walnut Growth Partners Limited Partnership, a Delaware limited partnership, and Keith B. Pitts (collectively, the "Remaining Purchasers"), and each of the Apollo Purchasers (the Apollo Purchasers and the Remaining Purchasers are collectively referred to as the "Purchasers"), purchased shares of common stock of Acquisition Corp. for the sum of $40.50 per share, in cash. Acquisition Corp. issued an aggregate of 4,789,197 shares of common stock to the Apollo Purchasers and an aggregate of 1,136,729 shares of common stock to the Remaining Purchasers.

     Each of the Apollo Purchasers funded the purchases of its respective shares of Acquisition Corp. common stock through capital contributions from their limited and general partners.

     In connection with the Stock Purchase Agreement, Apollo Management and the Remaining Purchasers entered into the Proxy and Voting Agreement, dated as of November 4, by which, among other things, Apollo Management was granted a three year irrevocable proxy to vote all shares acquired by the Remaining Purchasers (including transferees) on matters as to which the Remaining Purchasers are entitled to vote.

     All references to, and summaries of, the Recapitalization Agreement, the Stock Purchase Agreement, and the Proxy and Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits A, B and C hereto, respectively and incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION

     The Apollo Purchasers acquired the shares of Common Stock in order to acquire a significant equity interest in the Issuer and for general investment purposes. The Apollo Purchasers maintain the right to change their investment intent, and, subject to the restrictions set forth in the Stockholders Agreement (as described below), to propose one or more possible transactions to the Issuer and or other stockholders of the Issuer.

     Pursuant to a Warrant Purchase Agreement, dated as of September 17, 1997, between the Apollo Purchasers and Chase, on November 4, 1997, the Apollo Purchasers granted (on a pro rata basis) to Chase a warrant evidencing the right to purchase a total of 197,531 shares of Common Stock at a price of $0.001 per share.

     The Purchasers and the Issuer entered into a Stockholders Agreement (the "Stockholders Agreement"), dated as of November 4, 1997, which, among other things: (i) grants to Apollo Management the right to nominate six of the eleven nominees to the board of directors of the Issuer, provided that no more than four of such nominees will be partners, directors, officers or employees of Apollo (the number of Apollo nominees decreases if the Apollo Purchasers transfer certain percentages of the shares acquired in the Recapitalization Merger); (ii) requires that the Purchasers vote in favor of the Issuer's Board of Directors' nominees for election as directors of the Issuer; (iii) contains certain "standstill" provisions limiting the Purchasers' ability to purchase additional shares of Common Stock of the Issuer; and (iv) contains "drag-along" rights which require the Purchasers to transfer all shares of Common Stock in connection and together with the sale of all of the shares then owned by Apollo in certain transactions.

     The Purchasers and the Issuer also entered into a Registration Rights Agreement, dated as of November 4, 1997 (the "Registration Rights Agreement"), which, among other things, entitles the Purchasers to: (i) require the Issuer to register under the Securities Act of 1933 the shares of Common Stock that were acquired by the Purchasers in connection with the Recapitalization Agreement ("Registrable Shares") and (ii) subject to certain exceptions, to require the Issuer to include the Registrable Shares in any registration of equity securities of the Issuer under the Securities Act of 1933.

     Except as aforesaid, the Reporting Entities have no plans or proposals with respect to any other matters set forth in paragraphs (a) to (j) of Item 4 of
Schedule 13D.

     All references to, and summaries of, the Warrant Purchase Agreement, the Stockholders Agreement, and the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits D, E and F hereto, respectively and incorporated herein by this reference.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

     On November 4, 1997, the Apollo Purchasers acquired an aggregate of 4,789,197 shares of Common Stock, representing 36% of the shares of Common Stock outstanding. By virtue of affiliation among each of the Reporting Entities and the Proxy and Voting Agreement, the Reporting Entities may be deemed to beneficially own and have sole voting power over 5,925,926 shares of Common Stock (including 1,136,729 shares of Common Stock owned by the Remaining Purchasers) representing in the aggregate 44% of the shares of Common Stock outstanding.

     Subject to the Stockholders Agreement and the warrant issued to Chase, the Reporting Entities exercise sole dispositive power over the 4,789,197 shares of Common Stock which were acquired by the Apollo Purchasers on November 4, 1997, representing 36% of the shares of Common Stock outstanding. Additionally, by virtue of the Stockholders Agreement, the Reporting Entities share dispositive power over 1,136,729 shares of Common Stock owned by the Remaining Purchasers, representing 8.4% of the shares of Common Stock outstanding.

     Each of Apollo Capital and AIM may, by virtue of the attribution rules of Rules 13d-3 and 13d-5(b) of the Exchange Act, the Stock Purchase Agreement and the Proxy and Voting Agreement, is deemed to be the beneficial owner of 5,925, 926 shares of common stock, representing 44% of the outstanding shares. Each of said persons disclaim beneficial ownership of such shares.

     Further, each of the Reporting Entities disclaim any pecuniary interest in the shares of Common Stock held by any Purchaser other than by the Apollo Purchasers.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The response to Items 3, 4 and 5 of this Schedule 13D are incorporated herein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A:      Recapitalization Agreement, dated as of September 17, 1997

     Exhibit B:      Stock Purchase Agreement, dated as of September 17, 1997

     Exhibit C:      Proxy and Voting Agreement, dated as of November 4, 1997

     Exhibit D:      Warrant Purchase Agreement, dated as of September 17, 1997

     Exhibit E:      Stockholders Agreement, dated as of November 4, 1997

     Exhibit F:      Registration Rights Agreement, dated as of November 4, 1997

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct. In addition, by signing below, the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo UK Partners III, L.P., and Apollo Advisors II, L.P.

Dated as of this 14th day of November, 1997.

APOLLO INVESTMENT FUND III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By:  /s/Michael D. Weiner
                    --------------------
                    Name: Michael D. Weiner
                    Title: Vice President


APOLLO OVERSEAS PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By:  /s/Michael D. Weiner
                    --------------------
                    Name: Michael D. Weiner
                    Title: Vice President

APOLLO UK PARTNERS III, L.P.

     By:  Apollo Advisors II, L.P.,
          Its General Partner

          By:  Apollo Capital Management II, Inc.,
               Its General Partner

               By:  /s/Michael D. Weiner
                    --------------------
                    Name: Michael D. Weiner
                    Title: Vice President


APOLLO ADVISORS II, L.P.

     By:  Apollo Capital Management II, Inc.,
          Its General Partner

          By:  /s/Michael D. Weiner
               --------------------
               Name:  Michael D. Weiner
               Title: Vice President

APOLLO MANAGEMENT, L.P.

     By:  AIF III Management, Inc.,
          Its General Partner

          By:  /s/Michael D. Weiner
               --------------------
               Name:  Michael D. Weiner
               Title: Vice President

                                   SCHEDULE I

     The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of Apollo Advisors, Apollo Capital, Apollo Management, AIM, Administration and Management UK. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule I relates. Except as otherwise indicated in this Schedule I or in the Schedule 13D to which this
Schedule I relates, the principal business address of each person or entity set forth below is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577, and each such person or entity is a citizen of the United States of America.

     The principal business of Apollo Advisors is to provide advice regarding investments by, and serving as general partner to, the Apollo Purchasers, and the principal business of Apollo Capital is that of serving as general partner of Apollo Advisors. The principal business of Apollo Management is to serve as the manager of the Apollo Purchasers. The principal business of AIM is to serve as general partner to Apollo Management.

     The principal occupation of each of Messrs. Leon D. Black and John J. Hannan is to act as an executive officer and director of Apollo Capital and AIM. Messrs. Black and Hannan are also limited partners of Apollo Advisors and Apollo Management.

     Messrs. Black and Hannan are also founding principals of Apollo Advisors, L.P., Lion Advisors, L.P. ("Lion") and Apollo Real Estate Advisors, L.P. ("AREA"). The principal business of Apollo Advisors, L.P. and Lion is to provide advice regarding investments in securities, and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

     Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, serve as directors of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract. Mr. Leon D. Black is the beneficial owner of the stock of Administration.

     Messrs. Leon D. Black, John J. Hannan, Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw disclaim beneficial ownership in all shares of Common Stock issued to the Purchasers.

                         EXHIBIT INDEX TO SCHEDULE 13D

                                                                                      Page
                                                                                      No.

     Exhibit A:      Recapitalization Agreement, dated as of September 17, 1997       16

     Exhibit B:      Stock Purchase Agreement, dated as of September 17, 1997         45

     Exhibit C:      Proxy and Voting Agreement, dated as of November 4, 1997         68

     Exhibit D:      Warrant Purchase Agreement, dated as of September 17, 1997       79

     Exhibit E:      Stockholders Agreement, dated as of November 4, 1997             91

     Exhibit F:      Registration Rights Agreement, dated as of November 4, 1997     113

                                                                        ANNEX I

               AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

  AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of May 7, 1997, amended as of June 12, 1997 and September 9, 1997 and amended and restated as of September 17, 1997 (this "Amended and Restated Agreement") among Apollo Management, L.P., a Delaware limited partnership on behalf of one or more managed investment funds (the "Parent"), Apollo LCA Acquisition Corp., a Delaware corporation and a subsidiary of Parent (the "Sub"), and Living Centers of America, Inc., a Delaware corporation (the "Company").

                                   RECITALS

  WHEREAS, the Parent, the Sub and the Company entered into that certain Agreement and Plan of Merger dated as of May 7, 1997 (the "Original Merger Agreement" and as amended and restated as of June 12, 1997 and further amended as of September 9, 1997, the "Amended Original Merger Agreement");

  WHEREAS, subsequent to the date of the Amended Original Merger Agreement, the Parent, the Sub and the Company have each determined that it is in the best interests of each of the foregoing entities to enter into this Agreement, which amends and restates the Amended Original Merger Agreement;

  WHEREAS, the Board of Directors of each of the Sub and the Company has determined that it is fair and in the best interests of their respective stockholders for the Sub to merge with and into the Company (the "Merger") pursuant to Section 251 of the Delaware General Corporation Law ("DGCL") upon the terms and subject to the conditions set forth herein;

  WHEREAS, a condition of the Merger is satisfaction of all other conditions to a merger (the "GranCare Merger") of a wholly-owned subsidiary of the Company with and into GranCare, Inc., a Delaware corporation ("GranCare") ;

  WHEREAS, the Board of Directors of the Company has adopted resolutions approving the Merger, this Agreement, the issuance of shares of common stock of the Company, $.01 par value (the "Shares") in connection with the GranCare Merger, certain amendments to the Company's Certificate of Incoporation and the transactions contemplated hereby, and has agreed to recommend that the Company's stockholders approve the Merger, this Agreement, such issuance of Shares, and such amendments;

  WHEREAS, the Sub and the Company have agreed (subject to the terms and conditions of this Agreement), as soon as practicable following the approval by the stockholders of the Company, to effect the Merger, as more fully described herein;

  WHEREAS, the Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

  WHEREAS, it is intended that the Merger be recorded as a recapitalization for financial reporting purposes;

  NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE MERGER

Section 1.01 The Merger.

  Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the DGCL, the Sub shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI hereof.

  The Company shall be the surviving corporation in the Merger (in such capacity, sometimes referred to herein as the "Surviving Corporation") under the name Living Centers of America, Inc. (or such other name as the parties shall agree) and shall continue its existence under the laws of Delaware. The separate corporate existence of the Sub shall cease.

Section 1.02 Consummation of the Merger.

  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, as required by the DGCL, and shall take all such other and further actions as may be required by law to make the Merger effective as promptly as practicable. Prior to the filing referred to in this Section, a closing (the "Closing") will be held at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York (or such other place as the parties may agree) for the purpose of confirming all the foregoing. The time the Merger becomes effective in accordance with applicable law is referred to as the "Effective Time."

Section 1.03 Effects of the Merger.

  The Merger shall have the effects set forth in the applicable provisions of the DGCL and set forth herein.

Section 1.04 Certificate of Incorporation and Bylaws.

  At the Effective Time, the Certificate of Incorporation of the Company shall be amended and restated to read in its entirety as set forth in Exhibit A (and the amendments effected thereby shall be submitted to the stockholders of the Company as contemplated by Section 1.06) and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of the Sub, as in effect immediately prior thereto (after giving effect to Section 5.15 hereof), shall be the Bylaws of the Surviving Corporation.

Section 1.05 Directors and Officers.

  The directors of the Sub immediately prior to the Effective Time (after giving effect to Section 5.12 hereof) and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their respective successors are duly elected and qualified.

Section 1.06 Company Actions.

  The Company hereby represents and warrants that (a) its Board of Directors (at a meeting duly called and held), has (i) determined that the Merger is fair to and in the best interests of the stockholders of the Company, (ii) resolved to approve (A) this Agreement, the Merger, the issuance of Shares to the stockholders of the Sub in connection with the Merger (B) the amendment of the Company's Certificate of Incorporation as contemplated by Section 1.04 (the "Amendment Proposal"), and (C) the issuance of Shares (the "Stock Issuance Proposal") pursuant to the GranCare Merger contemplated by the amended and restated agreement and plan of merger (the "GranCare Merger Agreement") by and among GranCare, the Company, a wholly-owned subsidiary of the Company ("Merger Sub") and the Parent, and to recommend (subject to its fiduciary duties as advised by legal counsel) approval of this Agreement, the Amendment Proposal and the Stock Issuance Proposal (collectively, the "Stockholder Approvals") by the stockholders of the Company, (iii) taken all necessary steps to render Section 203 of the DGCL and Article Tenth of the Company's Restated Certificate of Incorporation inapplicable to the Merger,
(iv) resolved to elect not to be subject, to the extent permitted by law, to any state takeover law other than Section 203 of the DGCL that may purport to be applicable to the Merger, or the transactions contemplated by this Agreement and (v) approved the Rights Agreement Amendment (as defined below), and (b) Credit Suisse First Boston ("CSFB") and NationsBanc Capital Markets, Inc. ("NationsBanc"), the Company's financial advisors, have advised the Company's Board of Directors that, in their opinion, the consideration to be paid to or retained by the Company's stockholders in the Merger and the GranCare Merger is fair, from a financial point of view, to such stockholders.

                                  ARTICLE II

                             EFFECTS OF THE MERGER

Section 2.01 Conversion of Shares.

  (a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Parent, the Sub or any subsidiary of the Parent or the Sub or held in the treasury of the Company (collectively "Excluded Shares"), all of which shall be canceled and cease to exist, without consideration being payable therefore and Dissenting Shares (as defined in Section 2.06)) shall, by virtue of the Merger, remain outstanding or be converted at the Effective Time into the following (the "Merger Consideration"), upon the surrender of the certificate representing such Shares as provided in Section 2.07 and subject to Section 2.03 hereof:

    (i) for each Share with respect to which an election to retain such Share has been effectively made and not revoked or lost, pursuant to Sections 2.02(c), (d) and (e) ("Electing Shares"), the right to retain one fully paid and nonassessable share of Common Stock of the Surviving Corporation (a "Retained LCA Share"); and

    (ii) for each such Share (other than Retained LCA Shares), the right to receive in cash from the Company following the Merger an amount equal to $40.50 (the "Cash Election Price").

  (b) As of the Effective Time of the Merger, all Shares (other than Excluded Shares and Retained LCA Shares) issued and outstanding immediately prior to the Effective Time of the Merger, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and each holder of a certificate representing any such Shares shall, to the extent such certificate represents such Shares, cease to have any rights with respect thereto, except the right to receive cash, including such in lieu of fractional shares to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.07 and except for the rights of Dissenting Shares as provided in Section 262 of the DGCL.

Section 2.02 Elections.

  (a) Each person who, on or prior to the Election Date referred to in paragraph (c) below, is a record holder of Shares will be entitled, with respect to all or any portion of his Shares, to make an unconditional election (an "LCA Stock Election") on or prior to such Election Date to retain Retained LCA Shares (subject to Section 2.03), on the basis hereinafter set forth.

  (b) Prior to the mailing of the Proxy Statement (as defined below), the Sub shall appoint a bank or trust company to act as paying agent (the "Paying Agent") for the payment of the Merger Consideration.

  (c) The Company shall prepare and mail a form of election, which form shall be subject to the reasonable approval of the Sub (the "Form of Election"), with the Proxy Statement to the record holders of Shares as of the record date for the Stockholders Meeting (as defined below), which Form of Election shall be used by each record holder of Shares who wishes to make an LCA Stock Election for any or all Shares held, subject to the provisions of Section 2.03 hereof, by such holder. The Company will use commercially reasonable efforts to make the Form of Election and the Proxy Statement available to all persons who become holders of Shares during the period between such record date and the Election Date referred to below. Any such holder's election to retain Retained LCA Shares shall have been properly made only if the Paying Agent shall have received at its designated office, by 5:00 p.m., New York City time on the business day (the "Election Date") next preceding the day on which the vote on the Stockholder Approvals is taken at the Stockholders Meeting a Form of Election properly completed and signed and accompanied by certificates for the Shares to which such Form of Election relates (or by an appropriate guarantee of delivery of such certificates as set forth in such Form of Election from a firm which is a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States, provided such certificates are in fact delivered to the Paying Agent within three (3) NYSE trading days after the date of execution of such guarantee of delivery).

  (d) Any Form of Election may be revoked by the stockholder submitting it to the Paying Agent only by written notice received by the Paying Agent (i) prior to 5:00 p.m., New York City time on the Election Date or (ii) after the date of the Stockholders Meeting, if (and to the extent that) the Paying Agent is legally required to permit revocations and the Effective Time of the Merger shall not have occurred prior to such date. In addition, all Forms of Election shall automatically be revoked if the Paying Agent is notified in writing by the Sub and the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate or certificates (or guarantees of delivery, as appropriate) for the Shares to which such form of Election relates shall be promptly returned to the stockholder submitting the same to the Paying Agent.

  (e) The determination of the Paying Agent shall be binding whether or not elections to retain Retained LCA Shares have been properly made or revoked pursuant to this Section 2.02 with respect to Shares and when elections and revocations were received by it. If the Paying Agent determines that any election to retain Retained LCA Shares was not properly made with respect to Shares, such Shares shall be treated by the Paying Agent as Shares which were not Electing Shares at the Effective Time of the Merger, and such Shares shall be exchanged in the Merger for cash pursuant to Section 2.01(a)(ii). The Paying Agent shall also make all computations as to the allocation and the proration contemplated by Section 2.03, and any such computation shall be conclusive and binding on the holders of Shares. The Paying Agent may, with the mutual agreement of the Sub and the Company, make such rules as are consistent with this Section 2.02 for the implementation of the elections provided for herein as shall be necessary or desirable fully to effect such elections.

Section 2.03 Proration.

  (a) Notwithstanding anything in this Agreement to the contrary, the aggregate number of Shares to remain outstanding as Retained LCA Shares in the Surviving Corporation at the Effective Time of the Merger shall be equal to 1,905,748, (the "Retained Share Number").

  (b) If the number of Electing Shares exceeds the Retained Share Number, then each Electing Share shall be converted into the right to retain Retained LCA Shares or receive cash in accordance with the terms of Section 2.01(a) in the following manner:

    (i) A proration factor (the "Non-Cash Proration Factor") shall be determined by dividing the Retained Share Number by the total number of Electing Shares.

    (ii) Subject to Section 2.07(e), the number of Electing Shares covered by each LCA Stock Election to be retained (on a consistent basis among stockholders who made the election referred to in Section 2.01(a)(i) pro rata to the number of shares as to which they made such elections) shall be equal to the product of the Non-Cash Proration Factor multiplied by the total number of Electing Shares.

    (iii) Subject to Section 2.07(e), each Electing Share other than those shares retained as Retained LCA Shares in accordance with Section 2.03(b)(ii), shall be converted into the right to receive the cash price (on a consistent basis among stockholders who made the election referred to in Section 2.01(a)(i), pro rata to the number of shares as to which they made such election) as if such shares were not Electing Shares in accordance with the terms of Section 2.01(a)(ii).

  (c) If the number of Electing Shares is less than the Retained Share Number, then:

    (i) All Electing Shares shall remain outstanding as Retained LCA Shares in New LCA in accordance with the terms of Section 2.01(a))(i);

    (ii) Subject to Section 2.07(e), additional Shares other than Electing Shares shall be retained (on a consistent basis among stockholders who held Shares as to which they did not make the election referred to in Section 2.01(a)(i) pro rata to the number of such Shares as to which no such election had been made) as Retained LCA Shares in accordance with the terms of Section 2.01(a) in the following manner: the number of Shares in addition to Electing Shares to be retained as Retained LCA Shares (the "Non-Electing Retained LCA Shares") (on a basis consistent among stockholders who held Shares as to which they did not make the election referred to in Section 2.01(a)(i) pro rata to the number of such Shares as to which no such election had been made) shall be equal to the excess of the Retained Share Number over the number of Electing Shares.

    (iii) Each other Share shall be converted into the right to receive the cash price.

Section 2.04 Conversion of Common Stock of the Sub.

  Each share of common stock, par value $.01 per share, of the Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become at the Effective Time one share of common stock of the Surviving Corporation.

Section 2.05 Stockholders' Meeting.

  Subject to applicable law, the Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting (which, as may be duly adjourned, shall be referred to as the "Special Meeting" or the "Stockholders Meeting") of its stockholders as soon as practicable for the purpose of obtaining the Stockholder Approvals and, subject to the fiduciary duties of its Board of Directors under applicable law as determined by such directors in good faith after consultation with and based upon the advice of Cleary, Gottlieb, Steen & Hamilton, as legal counsel to the Company, include in the joint proxy statement (the "Proxy Statement") of each of the Company and GranCare for use in connection with the stockholders meeting of each of the Company and GranCare, the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the Stockholder Approvals. The Parent, the Sub and the Company agree to use commercially reasonable efforts to cause the Special Meeting to occur within forty-five (45) days after the Company has responded to all SEC comments with respect to the preliminary Proxy Statement as provided in Section 5.07.

Section 2.06 Dissenting Shares.

  Notwithstanding anything in this Agreement to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who did not vote in favor of the Merger and who comply with all of the relevant provisions of Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration (but instead shall be converted into the right to receive payment from the Surviving Corporation with respect to such Dissenting Shares in accordance with the DGCL), unless and until such holders shall have failed to perfect or shall have effectively withdrawn or lost their rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's Shares shall be treated at the Company's sole discretion as either
(i) a Share (other than an Electing Share) that had been converted as of the Effective Time of the Merger into the right to receive Merger Consideration in accordance with Section 2.01(a) or (ii) an Electing Share. The Company shall give prompt notice to the Sub of any demands received by the Company for appraisal of Shares, and the Sub and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of the Sub and Parent, make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.07 Exchange of Certificates.

  (a) As soon as reasonably practicable as of or after the Effective Time of the Merger, the Corporation shall deposit with the Paying Agent, for the benefit of the holders of Shares, for exchange in accordance with this Article II, the cash portion of the Merger Consideration.

  (b) As of or promptly after the Effective Time of the Merger, each holder of an outstanding certificate or certificates which prior thereto represented Shares shall, upon surrender to the Paying Agent of such certificate or certificates and acceptance thereof by the Paying Agent, be entitled to a certificate or certificates representing the number of full shares in the Surviving Corporation, if any, to be retained by the holder thereof as Retained LCA Shares pursuant to this Agreement and the amount of cash, if any, into which the number of Shares previously represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Paying Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time of the Merger, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing (i) Shares which have been converted, in whole or in part, pursuant to this Agreement into the right to receive cash, and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of cash and, if appropriate, certificates for Retained

LCA Shares. If any certificate for such Retained LCA Shares is to be issued in, or if cash is to be remitted to, a name other than that in which the certificate for Shares surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed or otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Company or its transfer agent any transfer or other taxes required by reason of the issuance of certificates for such Retained LCA Shares in a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Company or its transfer agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.07(b), each certificate for Shares shall be deemed at any time after the Effective Time of the Merger to represent only the right to receive upon such surrender the Merger Consideration as contemplated by Section 2.01.

  (c) No dividends or other distributions with respect to Retained LCA Shares with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered certificate for Shares with respect to the Retained LCA Shares represented thereby and no cash payment in lieu of fractional Shares shall be paid to any such holder pursuant to Section 2.07(e) until the surrender of such certificate in accordance with this Article II. Subject to the effect of applicable laws, following surrender of any such certificate, there shall be paid to the holder of the certificate representing whole Retained LCA Shares issued in connection therewith, without interest (i) at the time of such surrender, the amount of any cash payable in lieu of a fraction of a Retained LCA Share to which such holder is entitled pursuant to
Section 2.07(e) and the proportionate amount of dividends or other distributions with a record date after the Effective Time of the Merger therefor paid with respect to such Retained LCA Shares, and (ii) at the appropriate payment date, the proportionate amount of dividends or other distributions with a record date after the Effective Time of the Merger but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Retained LCA Shares.

  (d) All cash paid upon the surrender for exchange of certificates representing Shares in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.07(e) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Shares exchanged for cash theretofore represented by such certificates.

  (e) Notwithstanding any other provision of this Agreement, each holder of Retained LCA Shares retained pursuant to the Merger who would otherwise have been entitled to retain a fraction of a Retained LCA Share (after taking into account all Shares delivered by such holder) shall receive, in lieu thereof, a cash payment (without interest) equal to such fraction multiplied by $40.50.

  (f) Any portion of the Merger Consideration deposited with the Paying Agent pursuant to this Section 2.07 (the "Exchange Fund") which remains undistributed to the holders of the certificates representing Shares for six months after the Effective Time of the Merger shall be delivered to the Surviving Corporation and any holders of Shares prior to the Merger who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and only as general creditors thereof for payment of their claim for cash, if any.

  (g) None of the Sub or the Company or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public office pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Shares shall not have been surrendered prior to one year after the Effective Time of the Merger (or immediately prior to such earlier date on which any cash in respect of such certificate would otherwise escheat to or become the property of any Governmental Authority), any such cash in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

  (h) The Paying Agent shall invest any cash included in the Exchange Fund, as directed by the Company, on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments.

  (i) The Company shall pay all charges and expenses of the Paying Agent.

Section 2.08 Rights Under Stock Right Plans.

  Immediately prior to the Effective Time, the Company shall take such action as may be necessary so that each then outstanding option, warrant, or right (including stock purchase rights and options granted to outside directors) to purchase Shares, each holder of any other right to receive Shares subject to vesting, settlement or other conditions (whether or not conditioned upon the payment of consideration by such holder), each employee who has made an election on or before the date hereof to purchase Shares under a stock purchase arrangement in effect on or before the date hereof (regardless of whether such Shares have been purchased or have been allocated from treasury stock in response to such election or whether the settlement or allocation of such Shares is subject to vesting or other conditions, but, in the case of the salary reduction plans, only with respect to Shares to be allocated with respect to reductions in salary if such salary reduction relates to the period prior to the Effective Time), and each holder of Shares subject to vesting or other restrictions pursuant to any employee benefit or stock plan (including, without limitation, any stock option, stock purchase, restricted stock or other plan) (all of the options, warrants, rights, elections to purchase, whether through salary reduction or otherwise, and plans referred to above being defined as the "Stock Right Plans"), whether or not such options or rights are then vested or exercisable, or such elections have been fulfilled or honored or such restrictions have lapsed or terminated (the "Rights"), shall be cancelled by the Company, and each holder of a Right to be cancelled shall be entitled to receive that number of Shares as is equal to the product of (i) the total number of Shares subject to such holder's Rights, and (ii) the excess, if any, of (x) $40.50 over (y) the exercise price per Share previously subject to each such Right, and (iii) 0.02469 (the "Right Consideration") upon cancellation of such Rights immediately prior to the Effective Time, and such holder shall be given the opportunity to make the elections described in Section 2.02 (subject to proration as provided in Section 2.03) with respect to the Shares to be issued as such Right Consideration; provided, however, that with respect to any person subject to
Section 16 of the Exchange Act, to the extent that the payment or the right to receive payment with respect to the Rights (or the Shares relating thereto) would cause such person to have any liability under Section 16 of the Exchange Act, any such amount shall be paid on (and shall not be payable until) the first business day following the expiration of six months after any such Right was granted and shall not be due and payable prior thereto (and the Parent, the Sub and the Company agree, for the benefit of such persons, not to assert that any such person has any liability pursuant to Section 16(b) of the Exchange Act with respect to any such amount). In all other instances, the Parent and the Surviving Corporation shall cause the Right Consideration to be paid within five business days after the Effective Time. The surrender of a Right to the Company in exchange for the Right Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Right. Prior to the Effective Time, the Company shall use all reasonable efforts to obtain all necessary consents or releases from holders of Rights under the Stock Right Plans or otherwise and take all such other action requested by the Sub, consistent with applicable law and the terms of the Stock Right Plans and the Rights as may be necessary to give effect to the transactions contemplated by this Section 2.08. The foregoing shall not limit or affect any provision of a Stock Right Plan that would accelerate the vesting of any Right or prevent the acceleration, settlement, or exercise of any Right that would otherwise be required or permitted pursuant to the terms of a Stock Right Plan (whether by reason of the consummation of the Offer or otherwise). No salaries shall be reduced with respect to employment subsequent to the Effective Time pursuant to stock purchase elections under the salary reduction plan.

Section 2.09 Nonqualified Deferred Compensation Plan.

  At the Effective Time, each participant in the Living Centers of America, Inc. Deferred Retirement Income Plan and each participant in the Company's Retirement Savings 401(k) Plan (the "Deferred Plans") shall become vested in his or her entire account balances under each Deferred Plan including, without limitation, any portion of such account balance maintained in Shares or Shares Units as provided under such Deferred Plans. Prior to the Effective Time, the Company may continue to match deferrals of compensation with Shares as provided pursuant to the Deferred Plans. Subject to Section 5.6, after the Effective Time, the Surviving Corporation may discontinue contributions or otherwise amend the Deferred Plans; provided that the Surviving Corporation shall continue to maintain in full force and effect, or otherwise preserve the tax benefits provided by, such Deferred Plans.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

  The Company represents and warrants as of the date hereof (or such other date as shall be expressly specified) to the Parent and the Sub as follows:

Section 3.01 Organization and Qualification.

  Each of the Company and its subsidiaries is a duly organized and validly existing corporation in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power and other authority to own its properties and conduct its business as it is being conducted on the date hereof, and is duly qualified and in good standing as a foreign corporation authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary. The Company has heretofore made available to the Sub accurate and complete copies of the Certificates of Incorporation and Bylaws as currently in effect of the Company and its subsidiaries.

Section 3.02 Capitalization.

  (a) The authorized capital stock of the Company consists of 75,000,000 Shares and 5,000,000 shares of preferred stock, par value $.01 (the "Preferred Stock"), of which 350,000 shares have been designated as Series A Junior Participating Preferred Stock (the "Junior Preferred Stock"). As of the close of business on March 31, 1997 (the "Capitalization Date"): 19,547,616 Shares were issued and outstanding; no shares of Preferred Stock were issued and outstanding; 720,304 Shares were held in the Company's treasury; and there were outstanding Rights with respect to 1,635,447 Shares as set forth in
Section 3.02(a) of the disclosure letter, dated the date hereof, delivered by the Company to the Parent on May 7, 1997 setting forth certain matters referred to in this Agreement (the "Disclosure Letter"); and there were outstanding rights (the "Rights Agreement Rights") under the Rights Agreement dated November 17, 1994 between the Company and Chemical Bank, as amended by an amendment dated as of July 31, 1995 (the "Rights Agreement"). Since the Capitalization Date, except as set forth in Section 3.02(a) of the Disclosure Letter or in the SEC Reports (as defined in Section 3.05) filed prior to May 7, 1997, the Company (i) has not issued any Shares other than upon the exercise or vesting of Rights outstanding on such date, (ii) has not granted any options or rights to purchase or acquire Shares (under the Stock Right Plans or otherwise) and (iii) has not split, combined or reclassified any of its shares of capital stock. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights. Except as set forth in this Section 3.02 or in
Section 3.02(a) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company and (iii) no options, warrants, rights, or other agreements or commitments to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and no obligation of the Company to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i), (ii) and (iii) being referred to collectively as the "Company Securities"). Except as set forth in Section 3.02(a) of the Disclosure Letter, there are no outstanding obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any Company Securities. There are no voting trusts or other agreements or understandings to which the Company or any of its subsidiaries is a party with respect to the voting of capital stock of the Company or any of its subsidiaries. Notwithstanding the foregoing, the Company will issue Shares pursuant to the Equity Commitment (as hereinafter defined) and also will issue shares pursuant to the GranCare Merger.

  (b) Except as set forth in Section 3.02(b) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, the Company is, directly or indirectly, the record and beneficial owner of all the outstanding shares of capital stock of each of its subsidiaries, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind, and there are no irrevocable proxies with respect to any such shares. Except as set forth in Section 3.02(b) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, there are no outstanding (i) securities of the Company or any subsidiary convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any subsidiary, or (ii) options or other rights to acquire from the Company or any of its subsidiaries, and no other obligation of the Company or any of its subsidiaries to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any of its subsidiaries, or any other obligation of the Company or any of its subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment (the items in clauses (i) and (ii) being referred to collectively as the "Subsidiary Securities"). There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

Section 3.03 Authority for this Agreement.

  The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated, other than the approval and adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement and the approval of the Merger by the holders of a majority of the outstanding Shares. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of each of the Parent and the Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

Section 3.04 Absence of Certain Changes.

  Except as disclosed in the SEC Reports filed prior to May 7, 1997 or as set forth in the capitalization information set forth in Section 3.02 of the Disclosure Letter from September 30, 1996 through the date hereof, (i) the Company and its subsidiaries have not suffered any Material Adverse Effect (as defined in Section 5.11), (ii) the Company and its subsidiaries have, in all material respects, conducted their respective businesses only in the ordinary course consistent with past practice, except in connection with the negotiation and execution and delivery of this Agreement and the solicitation or receipt of other offers to acquire the Company, and (iii) there has not been (a) any declaration, setting aside or payment of any dividend or other distribution in respect of the Shares or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any Company Securities or Subsidiary Securities; or (b) any action by the Company which if taken after the date hereof, would constitute a breach of Section 5.01 hereof. Except as disclosed in the SEC Reports filed prior to May 7, 1997 or in
Section 3.04 of the Disclosure Letter, since September 30, 1996, there has not been any change by the Company in accounting methods, principles or practices except as permitted by United States generally accepted accounting principles.

Section 3.05 Reports.

  (a) The Company has timely filed with the SEC all forms, reports and documents required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder on and after September 30, 1995, all of which have heretofor been filed or are hereafter filed (the "SEC Reports") have complied or will comply in form as of their respective filing dates in all material respects with all applicable requirements of the Exchange Act and the rules promulgated thereunder applicable thereto. None of the SEC Reports, at the time filed, contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

  (b) As of their respective dates, the audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the SEC Reports were prepared (or will have been prepared) in all material respects in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods therein indicated (except as may be indicated in the notes thereto) and presented fairly the consolidated financial position of the Company, and the consolidated results of operations and changes in consolidated financial position or cash flows for the periods presented therein, subject, in the case of the unaudited interim financial statements, to normal year-end audit adjustments and any other adjustments described therein which were not expected to have a Material Adverse Effect.

  (c) As of March 31, 1997, neither the Company nor any of its subsidiaries had any liabilities of any nature, whether accrued, absolute, contingent or otherwise, whether due or to become due that are required to be recorded or reflected on a balance sheet under United States generally accepted accounting principles, except as reflected or reserved against or disclosed in the financial statements of the Company included in the SEC Reports filed prior to May 7, 1997 or the Disclosure Letter or as otherwise disclosed in the SEC Reports filed prior to May 7, 1997 or the Disclosure Letter.

Section 3.06 Information Supplied.

  Any documents to be filed by the Company with the SEC or any other governmental or regulatory authority in connection with the Merger and the other transactions contemplated hereby will not, on the date of its filing or, with respect to the Proxy Statement, as supplemented if necessary, on the date it is sent or given to stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to information supplied in writing by or on behalf of the Parent, the Sub or GranCare expressly for inclusion therein and information incorporated by reference therein from documents filed by GranCare with the SEC. The Proxy Statement and any such other documents filed by the Company with the SEC under the Exchange Act or with any other governmental or regulatory authority under applicable law will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.07 Consents and Approvals; No Violation.

  Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will conflict with or result in any breach of any provision of the respective Certificate of Incorporation or Bylaws (or other similar governing documents) of the Company or any of its subsidiaries and except as disclosed in Section 3.07 of the Disclosure Letter and except for filings, permits, authorizations, notices, consents and approvals as may be required under, and other applicable requirements of, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Exchange Act, the DGCL, and the "takeover" or blue sky laws of various states and consents, approvals, authorizations or filings under laws of jurisdictions outside the United States, and filings, notices, consents, authorizations and approvals as may be required by local, state, and federal regulatory agencies, commissions, boards, or public authorities with jurisdiction over health care facilities and providers, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental or regulatory authority, except where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or subsidiaries may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, (iii) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company or any of its subsidiaries which, in the aggregate, would have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby; or (iv) violate any order, writ, injunction, agreement, contract, decree, statute, rule or regulation applicable to the

Company, any of its subsidiaries or by which any of their respective assets are bound, except for violations which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.08 Brokers.

  No broker, finder or other investment banker (other than CSFB and NationsBanc, a copy of whose engagement letters have been furnished to the Parent) is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Company.

Section 3.09 Employee Benefit Matters.

  (a) For purposes of this Agreement, the term "Plan" shall refer to the following maintained by the Company, any of its subsidiaries or any of their respective ERISA Affiliates (as defined below), or with respect to which the Company, any of its subsidiaries or any of their respective ERISA Affiliates contributes or has any obligation to contribute or has any liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement): any plan, program, arrangement, agreement or commitment, whether written or oral, which is an employment, consulting, deferred compensation or change-in-control agreement, or an executive compensation, incentive bonus or other bonus, employee pension, profit-sharing, savings, retirement, stock option, stock purchase, severance pay, change-in-control, life, health, disability or accident insurance plan, or other employee benefit plan, program, arrangement, agreement or commitment, whether written or oral, including, without limitation, any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Section 3.09(a) of the Disclosure Letter sets forth each employment agreement with a person who is entitled to receive at least $100,000 per year from the Company or any of its subsidiaries (other than an employment agreement terminable without material liability (not otherwise disclosed) on no more than sixty
(60) days' notice).

  (b) Except as set forth in Section 3.09(b) of the Disclosure Letter, none of the Company, its subsidiaries nor any of their respective ERISA Affiliates maintains or contributes to, nor have they maintained or contributed to, any:

    (A) defined benefit plan subject to Title IV of ERISA; or

    (B) "Multiemployer plan" as defined in Section 4001 of ERISA.

  (c) No event has occurred and no condition or circumstance currently exists, in connection with which the Company, any of its subsidiaries, their respective ERISA Affiliates or any Plan, directly or indirectly, are likely to be subject to any liability under ERISA, the Code or any other law, regulation or governmental order applicable to any Plan which would be reasonably likely to have a Material Adverse Effect.

  (d) With respect to each Plan, (A) all material payments due from the Company or any of its subsidiaries to date have been made and all material amounts properly accrued to date or as of the Effective Time as liabilities of the Company or any of its subsidiaries which have not been paid have been properly recorded on the books of the Company; (B) each such Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) and intended to qualify under Section 401 of the Code has either received a favorable determination letter from the Internal Revenue Service with respect to such qualification as of the date specified in Section 3.09(d) of the Disclosure Letter or has filed for such a determination letter with the Internal Revenue Service within the time permitted under Rev. Proc. 95-12 (December 29, 1994), 1995-3 IRB 24, and nothing has occurred since the date of such letter that has resulted in or is likely to result in a tax qualification defect which would have a Material Adverse Effect; and (C) there are no material actions, suits or claims pending (other than routine claims for benefits) or, to the best of the Company's knowledge, threatened with respect to such Plan or against the assets of such Plan.

  (e) The Company has made available to the Parent, with respect to each Plan for which the following exists:

    (A) a copy of the most recent annual report on Form 5500, with respect to such Plan including any Schedule B thereto;

    (B) a copy of the Summary Plan Description, together with each Summary of Material Modifications with respect to such Plan and, unless the Plan is embodied entirely in an insurance policy to which the Company or any of its subsidiaries is a Party, a true and complete copy of such Plan; and

    (C) if the Plan is funded through a trust or any third party funding vehicle (other than an insurance policy), a copy of the trust or other funding agreement and the latest financial statements thereof.

  (f) Except as disclosed in Section 3.09(g) of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, neither the Company nor any of its subsidiaries has any announced plan or legally binding commitment to create any additional material Plans or to make any material amendment or modification to any existing Plan, except in the ordinary course of business in accordance with its customary practices or as required by law or as necessary to maintain tax-qualified status.

  (g) For purposes of this Section 3.09, ERISA Affiliates include each corporation that is a member of the same controlled group as the Company or any of its subsidiaries within the meaning of Section 414(b) of the Code, any trade or business, whether or not incorporated, under common control with the Company or any of its subsidiaries within the meaning of Section 414(c) of the Code and any member of an affiliated service group that includes the Company, any of its subsidiaries and any of the corporations, trades or business described above, within the meaning of Section 414(m) of the Code.

Section 3.10 Litigation, etc.

  Except as set forth in Section 3.10 of the Disclosure Letter or as disclosed in the SEC Reports filed prior to May 7, 1997, as of the date hereof there is no pending audit, claim, action, proceeding or citizen's suit and, to the knowledge of the Company, no audit, claim, action, proceeding or citizen's suit or governmental investigation has been threatened against the Company or any of its subsidiaries before any court or governmental or regulatory authority which, in the aggregate, (i) would have a Material Adverse Effect or
(ii) would have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement. Except as set forth in Section 3.10 of the Disclosure Letter or as disclosed in the SEC Reports, filed prior to May 7, 1997 neither the Company nor any subsidiary of the Company is subject to any outstanding judicial, administrative or arbitration order, writ, injunction or decree that (i) has had a Material Adverse Effect or (ii) would have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 3.11 Tax Matters.

  The Company and each of its subsidiaries has duly filed all tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, in the aggregate, would not have a Material Adverse Effect, and such returns and reports are true, correct and complete in all material respects. The Company and each of its subsidiaries has duly paid in full (or the Company has paid on its behalf) or made adequate provision in the Company's accounting records for all taxes for all past and current periods for which the Company or any of its Subsidiaries is liable. The most recent financial statements contained in the SEC Reports filed prior to May 7, 1997 reflect adequate reserves for all taxes payable by the Company and its subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, in the aggregate, have a Material Adverse Effect. No requests for waivers of the time to assess any taxes against the Company or any of its subsidiaries have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the SEC

Reports filed prior to May 7, 1997, or, to the extent not adequately reserved, the assessment of which would not, in the aggregate, have a Material Adverse Effect. Except as set forth in Section 3.11 of the Disclosure Letter, neither the Company nor any of its subsidiaries has made any payments, or is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Section 280G of the Internal Revenue Code. Neither the Company nor any of its subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code. As used in this Agreement the term "taxes" includes all federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including without limitation obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

Section 3.12 Compliance with Law.

  Except as set forth in Section 3.12 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, any law, rule, regulation, order, judgment or decree applicable to the Company or any subsidiary or by which any property or asset of the Company or any subsidiary is bound or affected, except for any such conflicts, defaults or violations that would not in the aggregate have a Material Adverse Effect. Except as set forth in Section 3.12 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, the Company and its subsidiaries have all permits, licenses, authorizations, consents, approvals and franchises from governmental agencies required to conduct their businesses as now being conducted (the "Company Permits"), except for such permits, licenses, authorizations, consents, approvals and franchises the absence of which would not in the aggregate have a Material Adverse Effect. Except as set forth in Section 3.12 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, the Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure so to comply would not in the aggregate have a Material Adverse Effect.

Section 3.13 Environmental Compliance.

  Except as set forth in Section 3.13 of the Disclosure Letter or in the SEC Reports filed prior to May 7, 1997, (i) the assets, properties, businesses and operations of the Company and its subsidiaries are in compliance with applicable Environmental Laws (as defined in Section 8.11 hereof), except for such non-compliance which has not had and will not have a Material Adverse Effect; (ii) the Company and its subsidiaries have obtained and, as currently operating, are in compliance with all Company Permits necessary under any Environmental Law for the conduct of the business and operations of the Company and its subsidiaries in the manner now conducted except for such non-compliance which has not had and will not have a Material Adverse Effect; and
(iii) neither the Company nor any of its subsidiaries nor any of their respective assets, properties, businesses or operations has received or is subject to any outstanding order, decree, judgment, complaint, agreement, claim, citation, notice, or proceeding indicating that the Company or any of its subsidiaries is or may be (a) liable for a violation of any Environmental Law or (b) liable for any Environmental Liabilities and Costs, where in each case such liability would have a Material Adverse Effect.

Section 3.14 Insurance.

  Except as set forth in the SEC Reports filed prior to May 7, 1997, the Company and each of its Subsidiaries maintains, and through the Closing Date will maintain, insurance with reputable insurers (or pursuant to prudent self-insurance programs) in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to those of the Company and each of its Subsidiaries and owning property in the same general areas in which the Company and each of its Subsidiaries conducts their businesses. The Company and each of its Subsidiaries may terminate each of its insurance policies or binders at or after the closing and will incur no material penalties or other material costs in doing so. None of such policies or binders was obtained through the use of false or misleading information or the failure to provide the insurer with all information requested in order to evaluate the liabilities and risks insured. There is no material default with respect to any provision contained in any such policy or binder, nor has the Company or any of its Subsidiaries failed to give any material notice or present any material claim under any such policy or binders in due and timely fashion. There are no billed but unpaid premiums past due under any such policy or binder, the failure of which to be paid would result in the cancellation of such policy or binder. Except as otherwise set forth in the SEC Reports filed prior to May 7, 1997 or the Disclosure Letter, (a) there are no outstanding claims (in excess of normal retentions) that are not covered under any such policies or binders and, to the best knowledge of the Company, there has not occurred any event that might reasonably form the basis of any claim (in excess of normal retentions) that are not covered against or relating to the Company or any of its Subsidiaries that is not covered by any of such policies or binders; (b) no notice of cancellation or non-renewal of any such policies or binders has been received; and (c) there are no performance bonds outstanding with respect to the Company or any of its Subsidiaries.

Section 3.15 Vote Required.

  Assuming the accuracy of the representations by the Parent and the Sub in
Section 4.08, the affirmative vote of holders of a majority of the outstanding Shares is the only vote of the holders of any class or series of the Company's capital stock or other voting securities necessary to approve this Agreement and the Merger; approval of the Stock Issuance Proposal requires the affirmative vote of the majority of the Shares actually present and voting at the Special Meeting at which such proposal is submitted (provided that at least 50% of the issued and outstanding Shares are actually voted on the Stock Issuance Proposal at such special meeting); and approval of the Amendment Proposal requires the affirmative vote of not less than 66 2/3% of the outstanding Shares, which vote with respect to the amendments to Articles Tenth and Eleventh of the Certificate of Incorporation must also include the affirmative vote of not less than 66 2/3% of the issued and outstanding Shares excluding those shares beneficially owned by any "Related Person" (as defined in the Certificate of Incorporation).

                                  ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE SUB

  The Parent and the Sub, jointly and severally, represent and warrant to the Company as of the date hereof (or such other date as shall be expressly specified) as follows:

Section 4.01 Organization and Qualification.

  Each of the Parent and the Sub is duly organized and validly existing in good standing under the laws of the state of its organization, with all requisite power and authority to own its properties and conduct its business. All of the current issued and outstanding capital stock of the Sub is owned directly by the Parent, free and clear of any lien, mortgage, pledge, charge, security interest or encumbrance of any kind, and at the Effective Time the Sub will be a direct or indirect subsidiary of Parent.

Section 4.02 Authority Relative to this Agreement.

  Each of the Parent and the Sub has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent and the Sub and the consummation by the Parent and the Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary action. This Agreement has been duly and validly executed and delivered by the Parent and the Sub and, assuming this Agreement constitutes the valid and binding obligation of the Company, this Agreement constitutes a valid and binding agreement of each of the Parent and the Sub, enforceable against each of the Parent and the Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

Section 4.03 Consents and Approvals; No Violation.

  The execution and delivery of this Agreement by each of the Parent or the Sub and the consummation of the transactions contemplated hereby will not (i) conflict with or result in any breach of any provision of the respective Certificates of Incorporation or Bylaws (or other similar governing documents) of the Parent, the Sub or any of their subsidiaries; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, except (A) in connection with the HSR Act,

(B) pursuant to the Exchange Act, (C) the filing of a certificate of merger pursuant to the DGCL, (D) any applicable filings under state securities, blue sky or "takeover" laws, (E) consents, approvals, authorizations or filings under laws of jurisdictions outside the United States, (F) filings, notices, consents, authorizations and approvals as may be required by local, state and federal regulatory agencies, commissions, boards or public authorities with jurisdiction over health care facilities and providers or (G) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have an adverse effect on the financial condition, business or results of operation of the Parent or the Sub and their subsidiaries which is material to the Parent and its subsidiaries taken as a whole or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby,
(iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Parent or the Sub or any of their subsidiaries is a party or by which any of its subsidiaries or any of their respective assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not in the aggregate have an adverse effect on the financial condition, business or results of operations of the Parent or the Sub and their subsidiaries which is material to the Parent and its subsidiaries taken as a whole or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; (iv) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Parent or the Sub or any of their subsidiaries which, individually or in the aggregate, would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby; or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Parent, the Sub or any of their subsidiaries or any of their respective assets, except for violations which would not in the aggregate have an adverse effect on the financial condition, business or results of operations of the Parent or the Sub and their subsidiaries which is material to the Parent and its subsidiaries taken as a whole or has a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated hereby.

Section 4.04 Financing.

  Subject to the conditions set forth in Sections 6.01 and 6.03, the Parent will make, or cause a subsidiary to make, the Sub Equity Contribution described in Section 5.14 (the "Equity Commitment"). The Parent has received a binding written commitment, addressed to the Parent, the Sub and the Company from Chase Securities, Inc. and The Chase Manhattan Bank (the "Debt Commitment"), a true and correct copy of which was furnished to the Company, to obtain, subject to the terms and conditions of the Debt Commitment, the financing necessary (together with the Sub Equity Contribution (as defined in
Section 5.14)) to pay the Cash Election Price pursuant to the Merger, to pay (or provide the funds for the Company to pay) all amounts contemplated by
Section 2.08 and Section 5.06 when due, to refinance any indebtedness or other obligation of the Company, GranCare and their respective subsidiaries which may become due as a result of this Agreement, the GranCare Merger Agreement or any of the transactions contemplated hereby or thereby, and to pay all related fees and expenses, which Debt Commitment is in full force and affect as of the date hereof. Such Debt Commitment has been affirmed in writing as of
September   , 1997 (and the term "Debt Commitment" refers to such commitment as so affirmed). It is the good faith belief of Parent and its affiliates, as of the date of this Amended and Restated Agreement, that the financing contemplated by the Debt Commitment will be obtained, and the Parent shall use commercially reasonable efforts to obtain such financing, including using commercially reasonable efforts to fulfill or cause the fulfillment of any of the conditions thereto. If such financing is not available, the Parent shall (notwithstanding the provisions of Section 6.03(e)) use commercially reasonable efforts to obtain other financing.

Section 4.05 Brokers.

  No broker, finder or other investment banker is entitled to receive any brokerage, finder's or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements made by or on behalf of the Parent or the Sub.

Section 4.06 Litigation, etc.

  As of the date hereof there is no claim, action, proceeding or governmental investigation pending or, to the best knowledge of the Parent or the Sub, threatened against the Parent or any of its subsidiaries, including the Sub, before any court or governmental or regulatory authority which, in the aggregate would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated by this Agreement. Neither the Parent nor any of its subsidiaries, including the Sub is subject to any outstanding order, writ, injunction or decree that would have a material adverse effect on the ability of the Parent or the Sub to consummate the transactions contemplated by this Agreement.

Section 4.07 Information Supplied.

  The information supplied in writing by or on behalf of the Parent and the Sub expressly for inclusion in the Proxy Statement, as supplemented if necessary, and any other documents to be filed by the Company with the SEC or any other governmental or regulatory authority in connection with the Merger or the GranCare Merger and the other transactions contemplated hereby will not, on the date of its filing or, with respect to the Proxy Statement, on the date first sent or given to stockholders of the Company and stockholders of GranCare contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.08 Ownership of Shares.

  As of the date hereof, none of the Parent, the Sub or their affiliates beneficially owns (within the meaning of Rule l3d-3 under the Exchange Act) any Shares.

                                   ARTICLE V

                                   COVENANTS

Section 5.01 Conduct of Business of the Company.

  Except as contemplated by this Agreement and in the Disclosure Letter, during the period from the date of this Agreement to the Effective Date, the Company and its subsidiaries will each conduct its operations according to its ordinary and usual course of business and consistent with past practice and will use all commercially reasonable efforts consistent with prudent business practice to preserve intact the business organization of the Company and each of its subsidiaries, to keep available the services of its and their current officers and key employees and to maintain existing relationships with those having significant business relationships with the Company and its subsidiaries, in each case in all material respects. Without limiting the generality of the foregoing, except as set forth in Section 5.01 of the Disclosure Letter and except as otherwise expressly provided in or contemplated by this Agreement or the Disclosure Letter, prior to the time specified in the preceding sentence, neither the Company nor any of its subsidiaries, as the case may be, will, without the prior written consent of the Parent (not to be unreasonably withheld), (i) except for issuances of capital stock of the Company's subsidiaries to the Company or a wholly-owned subsidiary of the Company, issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) Company Securities or Subsidiary Securities, in each case, other than Shares issuable upon exercise or vesting of the Rights or allocations or issuances pursuant to the Stock Plans or the exercise of rights under any Plan or any agreement referred to in Section 3.02 of the Disclosure Letter, or (B) any other securities in respect of, in lieu of or in substitution for Shares outstanding on the date hereof; (ii) otherwise acquire or redeem, directly or indirectly, any Company Securities or Subsidiary Securities (including the Shares); (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of the Company or any of its subsidiaries (other than cash dividends paid to the Company by its wholly-owned subsidiaries with regard to their capital stock);
(iv) (A) make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $10,000,000 or more outside the ordinary and usual course of business consistent with past practice in all material respects, or (B) other than in the ordinary course of business, enter into a material contract or grant any release or relinquishment of any material contract rights; (v) incur or assume any long-term debt for borrowed money except for debt incurred in the ordinary course of business consistent in all material respects with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of the Company, except in the ordinary course of business consistent in all material respects with past practice; (vii) except in connection with transactions permitted by (iv) above, make any loans, advances or capital contributions to, or investments in, any other person (other than wholly-owned subsidiaries of the Company) the aggregate in excess of $10,000,000, except in the ordinary course of business consistent in all material respects with past practice; (viii) change any of the accounting principles or practices used by it or any of its subsidiaries, except as required by the SEC or required by United States generally accented accounting principles; (ix) adopt any amendments to the Certificate of Incorporation or Bylaws (or similar documents) of the Company or any subsidiary; (x) except as, may be required under any previously existing agreement or Plan, grant any stock related awards; (xi) enter into any new, or amend any existing, employee benefit, pension or other plan (whether or not subject to ERISA), employment, severance, consulting or salary continuation agreements with any officers, directors or key employees, or grant any increases in the compensation or benefits to officers, directors and key employees; (xii) enter into, amend, or extend any material collective bargaining or other labor agreement, except as required by law; (xiii) adopt, make any material amendment to or terminate any material employee benefit plan except as required by law or to maintain tax qualified status or as requested by the Internal Revenue Service in order to receive a determination letter for such employee benefit plan; (xiv) merge or consolidate with or transfer all or substantially all of its assets to another corporation or other business entity or individual, (xv) liquidate, wind-up or dissolve (or suffer any liquidation or dissolution); or (xvi) agree in writing or otherwise to take any of the foregoing actions.

Section 5.02 No Solicitation.

  Immediately following the execution of this Agreement, the Company will terminate any and all existing activities, discussions and negotiations with third parties (other than Parent and GranCare) with respect to any possible Acquisition Transaction (as defined below). The Company and its subsidiaries and their respective officers, directors and employees shall not, and the Company and its subsidiaries will use all reasonable efforts to cause their representatives, agents or affiliates not to, directly or indirectly, knowingly encourage, solicit, or initiate any discussions or negotiations with, any corporation, partnership, person or other entity or group (other than the Parent, the Sub and GranCare and any affiliate or associate of the Parent, the Sub and GranCare and any of their respective directors, officers, employees, representatives and agents) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company or any material subsidiary of the Company (each an "Acquisition Transaction"); provided, however, that if during the 45 days following the date of this Agreement, the Company's Board of Directors determines, after consultation with counsel, that it is required to do so in the exercise of its fiduciary duties to the Company or its stockholders, the Board of Directors may respond to, or engage in discussions with respect to, a written offer for an Acquisition Transaction during such 45 day period; and provided further that nothing contained in this Section 5.02 shall prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such other disclosure to the Company's stockholders which, as advised by outside counsel, is required under applicable law. The Company will promptly communicate to Parent the terms and conditions of any proposal for an Acquisition Transaction that it may receive and will keep Parent informed as to the status of any actions, including any discussions, taken pursuant to such proposed or contemplated Acquisition Transaction.

Section 5.03 Access to Information.

  (a) Between the date of this Agreement and the Effective Time, the Company will, upon reasonable notice to an executive officer of the Company, (i) give the Parent and the Sub and their authorized representatives access (during regular business hours), in a manner so as not to interfere with the normal operations of the Company and its subsidiaries and subject to reasonable restrictions imposed by an executive officer of the Company, to all key employees, offices and other facilities and to all books and records of the Company and its subsidiaries and cause the Company's and its subsidiaries' independent public accountants to provide access to their work papers and such other information as the Parent or the Sub may reasonably request, (ii) permit the Parent and the Sub to make such inspections as they may reasonably require and (iii) cause its officers and those of its subsidiaries to furnish the Parent and the Sub with such financial and operating data and other information with respect to the business, properties and personnel of the Company and its subsidiaries as the Parent or the Sub may from time to time reasonably request.

  (b) Information obtained by the Parent or the Sub or their respective representatives pursuant to this Section 5.03 shall be subject to the provisions of the letter agreement between GranCare and the Company (the "Confidentiality Agreement") the terms of which are incorporated herein by reference.

Section 5.04 Reasonable Efforts, Filings.

  Subject to the terms and conditions herein provided for and to the fiduciary duties of the Board of Directors of the Company under applicable law as advised by legal counsel each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. In connection with and without limiting the foregoing, (a) (i) the Company, the Parent and the Sub shall use all reasonable efforts to make promptly any required submissions under the HSR Act which the Company and the Parent or the Sub determines should be made, in each case, with respect to the Merger, and the transactions contemplated by this Agreement (ii) the Company, the Parent and the Sub shall use all reasonable efforts to respond as promptly as practicable to all inquiries received from the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any State Attorney General or other governmental authority in connection with antitrust matters, and (iii) if required by the FTC, the Antitrust Division, any State Attorney General or any other governmental authority, or if otherwise necessary or required in order to consummate the Merger, Parent agrees promptly to take all commercially reasonable steps (including executing agreements and submitting to judicial or administrative orders) to effect the sale or other disposition of, or to hold separate assets or businesses of Parent or the Company or any of their respective subsidiaries or affiliates (including, without limitation, pursuant to arrangements which limit or prohibit access to such assets or businesses) unless such sale or other disposition would have a Material Adverse Effect on the Company, (b) the Parent, the Sub and the Company will take all such action as may be necessary under federal and state securities laws applicable or necessary for, and will file and, if appropriate, use all reasonable efforts to have declared effective or approved all documents and notifications with the SEC and other governmental or regulating bodies which the Parent, the Sub and the Company determines, in each case, is necessary for the consummation of the Merger and the transactions contemplated hereby and each party shall give the other information requested by it which is reasonably necessary to enable it to take such action, (c) the Parent, the Sub and the Company will, and will cause each of their respective subsidiaries to, use commercially reasonable efforts to obtain consents of all third parties and governmental bodies (other than with respect to healthcare regulatory licenses, certifications or permits or provider agreements) necessary or, in the reasonable opinion of the Parent or the Company, advisable to consummate the Merger and the transactions contemplated by this Agreement and (d) prior to the Effective Time, the Parent, Sub and the Company will take, and cause their respective subsidiaries to take, such actions to apply for such governmental approvals or consents, or make filings with governmental bodies, with respect to healthcare regulatory licenses, certifications, or permits or provider agreements as may be required by applicable law. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the Parent shall cause the proper officers and directors of the Surviving Corporation, the Parent or the Sub, as the case may be to take all such necessary action.

Section 5.05 Indemnification and Insurance.

  (a) The Sub agrees that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company (as such) or any of its subsidiaries or present or former directors of the Company or any of its subsidiaries serving or who served at the Company's or any of its subsidiaries' request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, as provided in the Company's Certificate of Incorporation or Bylaws, or the articles of incorporation, bylaws or similar documents of any of the Company's subsidiaries and the indemnification agreements with such present and former directors, officers and employees as in effect as of the date hereof with respect to matters occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect and without modification (other than modifications which would enlarge the indemnification rights) for a period of not less than the statutes of limitations applicable to such matters, and the Surviving Corporation shall comply fully with its obligations hereunder and thereunder. Without limiting the foregoing, the Company shall, and after the Effective Time, the Surviving Corporation shall periodically advance expenses as incurred with respect to the foregoing (including with respect to any action to enforce rights to indemnification or the advancement of expenses) to the fullest extent permitted under applicable law; provided, however, that the person to whom the expenses are advanced provides an undertaking (without delivering a bond or other security) to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

  (b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance and fiduciary liability insurance covering the persons described in paragraph (a) of this Section 5.05 (whether or not they are entitled to indemnification thereunder) who are currently covered by the Company's existing officers' and directors' or fiduciary liability insurance policies on terms no less advantageous to such indemnified parties than such existing insurance.

  (c) The Surviving Corporation shall indemnify and hold harmless (and shall advance expenses to), to the fullest extent permitted under applicable law, each director, officer, employee, fiduciary and agent of the Company or any subsidiary of the Company including, without limitation, officers and directors, serving as such on the date hereof against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation relating to any of the transactions contemplated hereby, and in the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the indemnified parties, promptly as statements therefor are received and (ii) the parties hereto will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent shall not unreasonably be withheld.

  (d) The Surviving Corporation shall pay all reasonable costs and expenses, including attorneys' fees, that may be incurred by any indemnified parties in enforcing the indemnity and other obligations provided for in this Section 5.05.

  (e) In the event the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, proper provisions shall be made so that the successors and assigns of the Surviving Corporation assumes the obligations set forth in this Section 5.05.

  (f) This Section 5.05, which shall survive the consummation of the Merger at the Effective Time and shall continue for the periods specified herein, is intended to benefit the Company, the Surviving Corporation, and any person or entity referenced in this Section 5.05 or indemnified hereunder each of whom may enforce the provisions of this Section 5.05 (whether or not parties to this Agreement).

Section 5.06 Employee Plans and Benefits and Employment Contracts.

  (a) From and after the Effective Time, the Surviving Corporation and its subsidiaries will honor in accordance with their terms all existing employment, severance, consulting and salary continuation agreements between the Company or any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries or group of such officers, directors, employees or consultants described in Sections 3.09 and 5.06(a) of the Disclosure Letter.

  (b) In addition to honoring the agreements referred to in Section 5.06(a), until the first anniversary of the Effective Time, the Surviving Corporation and its subsidiaries will provide or will cause to be provided to each current or former employee (presently entitled to benefits) of the Company or its subsidiaries (excluding employees covered by collective bargaining agreements)
(i) employee compensation, benefit plans, programs, policies and arrangements, that are no less favorable in the aggregate than those currently provided by the Company and its subsidiaries to each such employees and former employee; and (ii) severance benefits that are in the aggregate no less favorable to any employee of the Company or any of its subsidiaries than those currently provided to each such employee. Nothing in this Section 5.06(b) shall be deemed to prevent the Surviving Corporation or any of its subsidiaries from making any change required by law.

  (c) To the extent permitted under applicable law, each employee of the Company or its subsidiaries shall be given credit for all service with the Company or its Subsidiaries (or service credited by the Company or its subsidiaries) under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual including, without limitation, for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits and (iv) benefits under any retirement plan.

  (d) This Section 5.06, which shall survive the consummation of the Merger at the Effective Time and shall continue without limit, is intended to benefit and bind the Company, the Surviving Corporation and any person or entity referenced in this Section 5.06, each of whom may enforce the provisions of this Section 5.06 whether or not parties to this Agreement. Except as provided in clause (a) above, nothing contained in this Section 5.06 shall create any beneficiary rights in any employee or former employee (including any dependent thereof) of the Company, any of its subsidiaries or the Surviving Corporation in respect of continued employment for any specified period of any nature or kind whatsoever.

Section 5.07 Proxy Statement.

  The Company shall prepare and file with the SEC, as soon as practicable, a preliminary Proxy Statement relating to the Stockholder Approvals as required by the Exchange Act and the rules and regulations thereunder. The Company, GranCare, the Parent and the Sub will cooperate with each other in the preparation of the preliminary Proxy Statement. The Company shall use all reasonable efforts to respond promptly, together with GranCare, to any comments made by the SEC with respect to the preliminary Proxy Statement, and to cause the Proxy Statement to be mailed to the Company's stockholders and GranCare's stockholders at the earliest practicable date.

Section 5.08 Notification of Certain Matters.

  The Company shall give prompt notice to the Parent and the Sub, and the Parent or the Sub, as the case may be, shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the effect of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time and (ii) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.08 shall not limit or otherwise affect the remedies available hereunder to any of the parties receiving such notice.

Section 5.09 Rights Agreement Amendment.

  Subject to the terms and conditions of this Agreement, (a) the Company shall promptly enter into an amendment to the Rights Agreement (the "Rights Agreement Amendment") pursuant to which the Rights Agreement and the Rights Agreement Rights will not be applicable to the Merger, shall not result in a "Distribution Date" under the Rights Agreement and consummation of the Merger shall not result in the Parent or the Sub or their affiliates being an "Acquiring Person" or result in the occurrence of a "Flip-In Event" or a "Flip-Over Event" thereunder, and (b) the Company shall cause the Rights Agreement to be further amended at or prior to the Effective Time to provide that the Effective Date shall constitute the "Expiration Date" thereunder.

Section 5.10 Solvency Letter.

  (a) The Parent shall use commercially reasonable efforts to deliver to the Board of Directors of the Company prior to the consummation of the Merger, a letter (the "Solvency Letter") from an independent third party selected by the Parent and reasonably satisfactory to the Company (the "Appraiser") attesting that, immediately after the Effective Time, the Surviving Corporation: (i) will be solvent (in that both the fair value of its assets is not less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its debts as they become absolute and matured), (ii) will have adequate capital with which to engage in its business; and (iii) will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured, based upon the proposed financing structure for the Mergers and certain other financial information to be provided to the Appraiser by the Parent and the Company and after giving effect to any changes in the Company's assets and liabilities as a result of the Merger, the GranCare Merger and the financing relating thereto. Subject to the foregoing, the Solvency Letter shall be in form and substance reasonably satisfactory to the Company. Except with the prior written consent of the Company's Board of Directors, the Parent will not consummate the Merger unless and until such Board shall have received the Solvency Letter (the "Solvency Letter Conditions").

  (b) The Parent will request the Appraiser to deliver the Solvency Letter as promptly as practicable. The parties agree to cooperate with the Appraiser in connection with the preparation of the Solvency Letter, including, without limitations providing the Appraiser with any information reasonably available to them necessary for the Appraiser's preparation of such letter.

  (c) The Sub shall provide to the Board any appraisals, opinions or other statements relating to the solvency and adequate capitalization of the Surviving Corporation and the Surviving Corporation's ability to pay its debts, at the same time that such materials are given to any banks or other lenders in connection with the Merger.

Section 5.11 New York Stock Exchange Listing.

  Each party agrees to use commercially reasonable efforts to retain the listing of the Retained LCA Shares on the New York Stock Exchange following the Effective Time.

Section 5.12 Election to the Company's Board of Directors; Stockholders
Agreement.

  Prior to the Effective Time of the Merger, the Sub shall increase the size of its board of directors to eleven and cause to be elected as directors of Sub (and to be in office immediately prior to the Effective Time) six nominees of Parent (in compliance with the requirements of the Stockholders Agreement referred to below), three nominees of GranCare, one of the current directors of the Company (mutually satisfactory to Parent and the Company) and Keith B. Pitts, the Chief Executive Officer of the Surviving Corporation. In addition, at the Effective Time, the Surviving Corporation and the Parent shall enter into a stockholders agreement substantially in the form of Exhibit C hereto (the "Stockholders Agreement").

Section 5.13 Registration Rights Agreement.

  Prior to the Effective Time, the Company shall execute and deliver to Parent a registration rights agreement (the "Registration Rights Agreement") in a form mutually acceptable to Parent and the Company, such agreement to provide Parent with two demand registration rights and ancillary registration rights for its Shares all subject to customary terms and provisions.

Section 5.14 Capitalization of Sub.

  Subject to the terms and conditions of this Agreement, the Parent agrees to contribute, or cause to be contributed, to Sub not less than $240 million and, at Parent's sole election, up to $250 million (the total amount actually so contributed being referred to as the "Sub Equity Contribution") in exchange for shares of the Sub at a price of $40.50 per share (and such shares of the Sub shall be converted into shares of the Surviving Corporation pursuant to
Section 2.04). As of the date hereof, and at all times on and before the Effective Time, the Sub (i) has not issued and will not issue any shares (except for a minimal number of shares for minimal consideration, which shares shall be cancelled prior to the Effective Time); (ii) has not granted and will not grant any options or rights to purchase or acquire shares; (iii) has not granted or entered into and will not grant or enter into any options, warrants, rights, or other agreements or commitments to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Sub; and (iv) does not have and will not have any obligation to grant, extend or enter into any subscription, warrant, option, right, convertible or exchangeable security or other similar agreement or commitment, other than that number of shares of common stock of the Sub as is equal to the Sub Equity Contribution divided by $40.50.

Section 5.15 Sub Bylaws.

  The Sub shall, prior to the Effective Time, amend its Bylaws to read in their entirety as set forth in Exhibit B hereto, with such changes as shall be approved in advance by the Parent, GranCare and the Company.

                                  ARTICLE VI

                   CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Each Party's Obligation to Effect the Merger.

  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the proposed Effective Time, of the following conditions:

    (a) Company stockholder approval of this Agreement and the Stock Issuance Proposal shall have been obtained as required by and in accordance with applicable law and the Company's Certificate of Incorporation;

    (b) no statute, rule, regulation, executive order, decree or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental authority against the Parent, the Sub or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal (each party agreeing to use commercially reasonable efforts to have any such prohibition lifted);

    (c) the conditions to each party's obligations to effect the GranCare Merger (other than the consummation of the Merger) shall have been satisfied or waived; provided, however, that neither the Company nor the Surviving Corporation may waive any such condition or modify or amend the terms of such merger agreement without the prior written consent of Parent; and

    (d) the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, authorizations and permits required to be obtained prior to the Effective Time from, any Governmental Authority in connection with the consummation of the Merger shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, authorizations and permits would not be reasonably likely to result in a Material Adverse Effect on the Company or to materially adversely affect the consummation of the Merger.

    (e) no action shall have been taken and be continuing, and no statute, rule, regulation, judgment, administrative interpretation, order or injunction shall have been enacted, promulgated, entered, enforced or deemed applicable to the Merger, which would make illegal or prohibit the consummation of the Merger; and

    (f) the conditions set forth in the Debt Commitment shall have been satisfied or waived (other than the conditions relating to the consummation of the Merger and the GranCare Merger);

Section 6.02 Additional Condition to the Company's Obligation to Effect the Merger.

  The obligation of the Company to effect the Merger is subject to the satisfaction or waiver by the Company, prior to the proposed Effective Time, of the following conditions:

    (a) the Solvency Letter Condition; and

    (b) the representations and warranties of the Parent and the Sub set forth in Article III shall be true and correct in all material respects as of the Effective Time as though made on and as of that time, and the Parent and the Sub shall have (i) executed and delivered the Stockholders Agreement, (ii) amended its Bylaws as contemplated by Section 5.15, and
  (iii) performed in all material respects all other covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time.

Section 6.03 Additional Conditions to the Parent's and the Sub's Obligations to Effect the Merger.

  The obligations of the Parent and the Sub to effect the Merger shall be subject to the satisfaction or waiver by the Parent and the Sub, prior to the proposed Effective Time, of the following conditions:

    (a) no action or proceeding brought by any governmental, regulatory or administrative agency, authority or commission shall have been instituted and be pending that would be reasonably likely to result in any of the consequences referred to in clauses (b) or (e) of Section 6.01 above and there shall be no proceeding or other action (including, without limitation, relating to health care, regulatory, environmental and pension matters) pending or threatened against the Company, GranCare or their respective subsidiaries brought by any governmental, regulatory or administrative agency, authority or commission which is reasonably likely to have a Material Adverse Effect;

    (b) during the 30 calendar day period ending on the date of the Closing, there shall not have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any material limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States having a significant adverse effect on the functioning of the financial markets in the United States, or
  (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

    (c) since September 30, 1996, with respect to the Company, and December 31, 1996, with respect to GranCare, no change shall have occurred or have been threatened in the business, operations, prospects, properties or condition (financial or other) of the Company, GranCare or any of their respective subsidiaries that would have or would be reasonably likely to have a Material Adverse Effect provided, that the transactions contemplated by the Recapitalization Agreement and the Merger Agreement shall not be deemed to be such a materially adverse change;

    (d) the representations and warranties of the Company set forth in
  Article IV shall be true and correct in all material respects as of the Effective Time as though made on and as of that time, and the Company shall have (i) executed and delivered the Stockholders Agreement, (ii) amended the Rights Agreement as contemplated by clause (b) of Section 5.09, and
  (iii) performed in all material respects all other covenants and agreements required to be performed by them under this Agreement at or prior to the Effective Time;

    (e) the transactions contemplated by the Debt Commitment shall have been consummated pursuant to definitive agreements in form and substance reflecting the terms of the Debt Commitment and otherwise reasonably satisfactory to Parent; any other refinancings, or amendments or consents relating to existing financing of the Company or GranCare made or obtained in connection with the Merger or the GranCare

  Merger shall be reasonably satisfactory to Parent; and all proceeds received by the Surviving Corporation on the Closing Date under or as a result of the transactions contemplated by the Debt Commitment and as a result of the Merger shall be used (or shall be usable) solely to consummate the transactions contemplated by this Agreement and the GranCare Merger Agreement, including payment of fees and expenses thereof, the refinancing of existing indebtedness and to provide working capital to the Surviving Corporation and its subsidiaries;

    (f) the Company's stockholders shall have approved the Amendment Proposal, including specifically the affirmative vote of not less than 66 2/3% of the outstanding Shares as of the record date (including as to the amendments to Articles Tenth and Eleventh of the Company's Certificate of Corporation, as in effect prior to such vote, the affirmative vote of not less than 66 2/3% of such shares excluding Shares owned by a "Related Person" as defined in such Company Certificate of Incorporation).

                                  ARTICLE VII

                        TERMINATION; AMENDMENT; WAIVER

Section 7.01 Termination.

  This Agreement may be terminated and the Merger may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

    (a) by mutual written consent of the Boards of Directors of the Company and the Parent;

    (b) by the Parent or the Company if the Effective Time shall not have occurred on or before November 17, 1997 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);

    (c) by the Parent or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

    (d) prior to obtaining the Stockholder Approvals, by the Parent if the Board of Directors of the Company withdraws or modifies in a manner adverse to the Parent or the Sub its favorable recommendation with respect to the Stockholder Approvals or shall have recommended an Acquisition Transaction with a party other than the Parent or any of its affiliates;

    (e) by the Company if (i) any of the representations and warranties of the Parent or the Sub contained in this Agreement were untrue in any material respect when made or have since become, and at the time of termination remain, untrue in any material respect, or (ii) the Parent or the Sub shall have breached or failed to comply in any material respect with any of its obligations under this Agreement and such breach or failure shall continue unremedied for ten (10) business days after the Parent or the Sub has received written notice from the Company of the occurrence of such breach or failure;

    (f) prior to obtaining Stockholder Approvals, by the Company if the Company receives a written offer with respect to any Acquisition Transaction with a party other than the Parent or its affiliates or such other party has commenced a tender offer which, in either case, the Board of Directors of the Company believes in good faith is more favorable to the Company's stockholders than the transactions contemplated by this Agreement;

    (g) by the Parent, if (x) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct in any material respect, in each case either as of when made or have since become, and at the time of termination remain, untrue in any material respect, or (y) the Company shall have breached or failed to comply in any material respect with any of its obligations under this Agreement (other than as a result of a breach by the Parent or the Sub of any of their obligations under this Agreement) and, with respect to a representation or warranty, such breach shall continue unremedied for ten (10) days after the Company has received written notice from the Parent or the Sub of the occurrence of such breach or failure;

    (h) by the Parent or the Company if the GranCare Merger Agreement is terminated; or

    (i) by the Parent or the Company if the Company fails to obtain approval of its stockholders of this Agreement or the Stock Issuance Proposal, or by the Parent, if the Company fails to obtain approval of its stockholders of the Amendment Proposal, in either case at the meeting held for such purpose (or any adjournment thereof).

Section 7.02 Effect of Termination.

  If this Agreement is terminated and the Merger is abandoned pursuant to
Section 7.01 hereof, this Agreement, except for the provisions of Sections 5.03(b), this Section 7.02 and 8.10 hereof, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders. The Confidentiality Agreement shall remain in full force and effect following any termination of this Agreement. If this Agreement is terminated pursuant to Section 7.01(d) or (f), the Company promptly, but in no event later than one business day after termination of this Agreement will pay to the Parent a fee (the "Termination Fee") equal to $20 million in same day funds, plus interest on such amount from the date payable until paid at a rate equal to 9% per annum. If this Agreement is terminated pursuant to Section 7.01(i) and, at the time of the stockholder vote referred to herein, any person has made (or publicly disclosed an intention to make) a proposal to effect an Acquisition Transaction (and shall not have irrevocably withdrawn such proposal), and within 180 days after such termination an Acquisition Transaction shall be consummated, the Company shall promptly, but in no event later than one business day after such consummation, pay the Termination Fee. If this Agreement is terminated pursuant to Section 7.01(d), (f), (g) or (i), the Company shall also pay the out-of-pocket fees and expenses reasonably incurred by the Parent and the Sub in connection with this Agreement, provided that such fees and expenses shall not exceed $6,000,000 expenses (plus reasonable fees and of up to $1,000,000 in connection with any litigation with respect to this Agreement). Nothing in this Section 7.02 shall relieve any party to this Agreement of liability for breach of this Agreement.

Section 7.03 Amendment.

  To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, the Parent and the Sub at any time before or after adoption of this Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of the stockholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

Section 7.04 Extension; Waiver.

  At any time prior to the Effective Time, the parties hereto, by action taken by or on behalf of the respective Boards of Directors of the Company, the Parent and the Sub may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                 ARTICLE VIII

                                 MISCELLANEOUS

Section 8.01 Survival of Representations and Warranties.

  The representations and warranties made in Articles III and IV shall not survive beyond the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

Section 8.02 Entire Agreement; Assignment.

  Except for the Confidentiality Agreement and the Disclosure Letter, this Agreement (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided, however, that the Parent or the Sub may assign any of its rights and obligations (i) to any subsidiary of the Parent or the Sub incorporated in Delaware, or (ii) the right to purchase, directly or indirectly, up to 40% of the issued and outstanding shares of the Sub immediately prior to the Effective Time, but no such assignment shall relieve the Parent or the Sub, as the case may be, of its obligations hereunder.

Section 8.03 Enforcement of the Agreement; Jurisdiction.

  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

  The parties hereto consent and agree that the state or federal courts located in Delaware shall have exclusive jurisdiction to hear and determine any claims or disputes pertaining to this Agreement or to any matter arising out of or related to this Agreement and each party hereto waives any objection that it may have based upon lack of personal jurisdiction, improper venue or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court.

Section 8.04 Validity.

  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

Section 8.05 Notices.

  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, by facsimile transmission with confirmation of receipt, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

  if to the Parent or the Sub:

    c/o Apollo Management, L.P.
    1999 Avenue of the Stars, Suite 1900
    Los Angeles, California 90067
    Attention: Peter P. Copses
  with a copy to:

    Sidley & Austin
    555 W. Fifth Street, Suite 4000
    Los Angeles, California 90013
    Attention: Robert W. Kadlec, Esq.

  if to the Company:

    Living Centers of America, Inc.
    15415 Katy Freeway, Suite 800
    Houston, Texas 77094
    Attention: Susan Thomas Whittle, Esq., General Counsel
              Sydney K. Boone, Jr., Esq., Associate General Counsel

  with copies to:

    Cleary, Gottlieb, Steen & Hamilton
    One Liberty Plaza
    New York, New York 10006
    Attention: Victor I. Lewkow, Esq.

    Mayor, Day, Caldwell & Keeton L.L.P.
    700 Louisiana, Suite 1900
    Houston, Texas 77002
    Attention: Jeff C. Dodd, Esq.

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

Section 8.06 Governing Law.

  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

Section 8.07 Descriptive Headings.

  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.08 Parties in Interest.

  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Sections 2.08, 5.05 and 5.06 (which are intended to be for the benefit of the persons referred to therein, and may be enforced by any such persons).

Section 8.09 Counterparts.

  This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

Section 8.10 Fees and Expenses.

  If the Merger is not consummated, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, except as provided expressly to the contrary herein. If the Merger is consummated, the Surviving Corporation shall reimburse Parent for all such costs and expenses.

Section 8.11 Certain Definitions; Interpretation.

  (a) "business day" shall mean any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or executive order to close;

  (b) "Environmental Law" means any law, regulation, decree, judgment, permit or authorization relating to works or public safety and the indoor and outdoor environment, including, without limitation, pollution, contamination, clean-up, regulation and protection of the air, water or soils in the indoor or outdoor environment;

  (c) "Environmental Liabilities and Costs" means all damages, penalties, obligations or clean-up costs assessed or levied pursuant to any Environmental Law;

  (d) "Material Adverse Effect" shall mean any adverse change in the business, prospects, financial condition or results of operations of the Company and its subsidiaries that is material to the Company and its subsidiaries taken as a whole, excluding any such adverse change that is due to events, occurrences, facts, conditions, changes, developments or effects which affect the economy generally; and

  (e) "subsidiary" shall mean, when used with reference to an entity, any other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, or a majority of the outstanding voting securities of which, are owned directly or indirectly by such entity.

Section 8.12 Disclosure Letter.

  Any disclosure under one section of the Disclosure Letter shall be deemed disclosure under all sections of the Disclosure Letter. Disclosure of any matter in the Disclosure Letter shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement.

Section 8.13 Press Releases.

  Subject to the proviso to this sentence, the Parent, the Sub and the Company will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or by obligations pursuant to the rules of The New York Stock Exchange, Inc. and any other appropriate exchange.

Section 8.14 Obligation of the Parent.

  Whenever this Agreement requires Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Sub to take such action.

Section 8.15. No Waiver.

  Any reference in this Agreement to the "date hereof," the "date of this Agreement" or the "date of execution of this Agreement" shall be deemed to refer to May 7, 1997, the date of the Original Merger Agreement, but any reference to the "date of this Amended and Restated Agreement" or the "date of execution of this Amended and Restated Agreement" shall refer to September 17, 1997. The parties' execution and delivery of this Amended and Restated Agreement (or any previously executed and delivered amendment and/or restatement of the Original Merger Agreement) shall not constitute a waiver of any rights that any of the parties hereto may have by reason of any event, condition, misrepresentation or breach of covenant of the Original Merger Agreement having occurred prior to the date of execution and delivery of this Amended and Restated Agreement (or any previously executed and delivered amendment and/or restatement of the Original Merger Agreement), whether or not known to any or all of the parties hereto. No representation or warranty of any party in this Agreement shall be affected or limited by reason of the knowledge of any other party at any time that such representation or warranty is not, or may not be, true and correct.

  IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized.

                                          APOLLO MANAGEMENT, L.P.

                                          By: AIF III Management, Inc.
                                             Its General Partner


                                          By:       /s/ Peter P. Copses
                                              ----------------------------------
                                             Name: Peter P. Copses
                                             Title: Vice President

                                          APOLLO LCA ACQUISITION CORP.


                                          By:       /s/ Peter P. Copses
                                              ----------------------------------
                                             Name: Peter P. Copses
                                             Title: President

                                          LIVING CENTERS OF AMERICA, INC.


                                          By:       /s/ Edward L. Kuntz
                                              ----------------------------------
                                             Name: Edward L. Kuntz
                                             Title: Chief Executive Officer

                           STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made as of this 17th day of September, 1997 by and between Apollo LCA Acquisition Corp., a Delaware corporation (the "Company"), and the purchasers listed on the signature pages hereto (the "Purchasers"), with reference to the following facts:

     WHEREAS, the stockholders of the Company are currently contemplating the acquisition of a controlling interest in Living Centers of America, Inc., a Delaware corporation ("LCA"), by means of a merger (the "Merger") of the Company with and into LCA pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 17, 1997, by and among LCA, Apollo Management, L.P., on behalf of one or more managed investment funds (collectively, "Apollo"), and the Company;

     WHEREAS, pursuant to the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of the Company's common stock par value $.01 per share will be converted into a duly authorized, validly issued, fully paid and nonassessable share of common stock of LCA, the surviving corporation, under the name Paragon Health Network, Inc. ("Paragon");

     WHEREAS, pursuant to the terms of the Merger Agreement, Apollo has agreed to contribute, or cause to be contributed, to the Company not less than $240 million in exchange for shares of the Company's common stock at a price of $40.50 per share;

     WHEREAS, the Purchasers wish to purchase, and the Company is willing to issue and sell to the Purchasers, 5,925,926 shares of the Company's common stock on the terms and conditions set forth herein.

     NOW THEREFORE, in consideration of the foregoing and intending to be legally bound, the parties hereto hereby agree as follows:

          1.   Purchase of Company Common Stock.
               --------------------------------

          (a) Each Purchaser hereby agrees to purchase and accept from the Company, and the Company hereby agrees to issue and sell to each Purchaser, such number of shares of common stock, par value $.01 per share, of the Company ("Company Common Stock") indicated on such Purchaser's signature page attached hereto, for a purchase price equal to, and payable by delivery of, cash in an amount equal to $40.50 per share of Company Common Stock (the "Issuance").

          (b) The closing of the Issuance (the "Closing") shall take place at 8:00 a.m., local time, on such date as of which all of the conditions to the Company's performance under the Merger Agreement shall have been satisfied or duly waived and immediately prior to the consummation of the Merger or at such other time and date as the parties hereto shall agree in writing (the "Closing Date"), at the offices of Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006 or at such other place as the parties hereto shall agree in writing.

          At the Closing (a) each Purchaser shall deliver to the Company cash in an amount equal to $40.50 per share of Company Common Stock being purchased by such Purchaser pursuant to Section 1(a), and (b) the Company shall deliver to each Purchaser, against payment of the purchase price therefor, certificates representing the Company Common Stock being purchased by such Purchaser pursuant to Section 1(a). The Company Common Stock shall be in definitive form and registered in the name of each Purchaser.

          (c) If the consummation of the Merger and the merger of GranCare, Inc., a Delaware corporation, with and into a wholly-owned subsidiary of LCA does not occur within five (5) business days after the Closing of the Issuance, the Company shall purchase from each Purchaser, at the option of such Purchaser other than Apollo, any or all of the shares of Company Common Stock acquired by such Purchaser pursuant to this Agreement, for a purchase price equal to, and payable by delivery of, cash in an amount equal to $40.50 per share of Company Common Stock.

          As used in this Agreement, (i) the term "Shares" includes the shares of the Company Common Stock sold in the Issuance and all shares of capital stock of the Company or any successor to the Company issued as a result of any stock dividend on, or stock split or reclassification or conversion of, any Shares or issued with respect to any Shares in connection with any merger or reorganization involving the Company including, without limitation, the Merger,
(ii) the term "Holders" means the Purchasers and all subsequent holders of Shares who acquired the same directly or indirectly from the Purchasers in a transaction or series of transactions not involving any public offering and
(iii) the terms "Other Holders" means the Holders other than the Purchasers identified on the signature pages hereto as Apollo Purchasers and the subsequent transferees of such Purchasers..

          2.   Representations and Warranties of the Company.  In order to
               ---------------------------------------------
induce the Purchasers to purchase the Company Common Stock, the Company hereby makes the following representations and warranties to the Purchasers, which representations and warranties shall survive the execution hereof.

               2.1  Organization and Corporate Powers.
                    ---------------------------------

                    (a) The Company is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware.

                    (b) The Company has the right, power and authority to own its properties and assets, and to transact the business in which it is engaged.

                    (c) The Company has sufficient authorized but unissued shares of Company Common Stock to issue all the Shares to be purchased pursuant to Section 1(a).

               2.2  Authorization.
                    -------------

                    (a) The Company has the right, power and authority to execute, deliver and perform the terms and provisions of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated.

                    (b) The execution, delivery and performance by the Company of the terms and provisions of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any provision of any agreement or instrument to which the Company is a party or by which it is bound, or to which any of its properties or assets is subject, or of any applicable law. The Company has duly executed and delivered this Agreement and, at the Closing, will have duly executed and delivered the other agreements contemplated by this Agreement and the Merger Agreement to which it is a party. This Agreement constitutes, and the agreements contemplated hereby when executed and delivered by the Company, and, assuming the due execution by the other parties hereto and thereto, will constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

                    (c) No consent, authorization or order of, or filing or registration with, any governmental authority or other person including, without limitation, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), is required to be obtained or made by the Company for the execution, deliver and performance by the Company of this Agreement or any agreements contemplated by this Agreement or the Merger Agreement to which it is a party or the consummation of any of the transactions contemplated hereby or thereby except for those that will have been made or obtained on or prior to the Closing Date .

          2.3       Due Issuance.  When issued to the Purchasers at the Closing
                    ------------
Date, following receipt of the consideration required to be paid therefor by the Purchasers under the terms of this Agreement, such Shares will be duly authorized validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof. Immediately following the Closing, the capital stock of the Company will consist of 6,000,000 authorized shares of Company Common Stock, of which an aggregate of 5,925,926 shares will be issued and outstanding, all of which will be held by the Purchasers in the amounts set forth on the signature pages attached hereto.

          2.4       Absence of Business.  As of the date hereof and the Closing
                    -------------------
Date, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by the Merger Agreement and this Agreement and except for the Merger Agreement and this Agreement and any other agreements or arrangements contemplated by the Merger Agreement and this Agreement, the Company has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any liabilities or obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

          3.   Representations and Warranties of the Purchasers.  In order to
               ------------------------------------------------
induce the Company to sell the Shares, each Purchaser, severally as to itself only and not jointly or as to any other Purchaser, hereby makes the following representations and warranties to the Company, which representations and warranties shall survive the execution hereof.

               3.1  Authorization.
                    -------------

                    (a) Such Purchaser has the right, power and authority to execute, deliver and perform the terms and provisions of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by such Purchaser and no other proceedings on the part of such Purchaser are necessary to authorize this Agreement or to consummate the transactions so contemplated.

                    (b) The execution, delivery and performance by such Purchaser of the terms and provisions of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any provision of any agreement or instrument to which such Purchaser is a party or by which it is bound, or to which any of its properties or assets is subject, or of any applicable law. Such Purchaser has duly executed and delivered this Agreement and, at the Closing, will have duly executed and delivered the other agreements contemplated by this Agreement and the Merger Agreement to which it is a party. This Agreement constitutes, and the agreements contemplated hereby when executed and delivered by such Purchaser, and, assuming the due execution by the other parties hereto and thereto, will constitute the legal, valid and binding obligations of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

                    (c) No consent, authorization or order of, or filing or registration with, any governmental authority or other person including, without limitation, the HSR Act, is required to be obtained or made by the Purchaser for the execution, deliver and performance by the Purchaser of this Agreement or any agreements contemplated by this Agreement or the Merger Agreement to which it is a party or the consummation of any of the transactions contemplated hereby or thereby except for those that will have been made or obtained on or prior to the Closing Date.

               3.2  Private Placement.
                    -----------------

                    (a) Each Holder represents and warrants to the Company, severally as to itself only and not jointly or as to any other Holder, that (i) all Shares pur chased or otherwise acquired by such Holder pursuant to this Agreement are being or will be acquired by such Holder for such Holder's own account for investment and not with a view to resale or distribution within the meaning of the Securities Act of 1933, as amended (the "Act"), (ii) such Holder is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Act or a "qualified institutional buyer" as such term is defined in Rule 144A of the Act, (iii) such Holder's financial situation is such that such Holder can afford to bear the economic risk of holding the Shares for an indefinite period of time and suffer complete loss of its investment, (iv) such Holder's knowledge and experience in financial and business matters are such that such Holder is capable of evaluating the merits and risks of an investment in the Shares, and (v) such Holder will not sell or otherwise dispose of any Shares except in compliance with the Act, the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and the terms of this Agreement, the Stockholders Agreement and the Proxy Agreement (each as defined below). By making payment for, or taking delivery of, any Shares, each Holder shall be deemed to have reaf firmed such representation at and as of the date of such payment or delivery.

                    (b) Each Holder acknowledges that such Holder will be unable to sell any Shares without either registration under the Act or the existence of an exemption from such registration requirement. Each Holder further acknowledges that the shares of LCA Common Stock into which the original shares will convert by virtue of the Merger, will by virtue of Rule 145 adopted by the Commission be subject to significant restrictions on resale so long as the Proxy Agreement remains in effect.

                    (c) Each Holder hereby agrees that each certificate issued to represent Shares acquired pursuant to this Agreement, or any certificate issued in exchange for any similarly legended certificate shall bear the following legend until such time as, in the opinion of counsel to the Company, the legend specified below is no longer required under the applicable requirements of the Act or applicable state securities or "blue sky" laws:

                         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT
               BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED AND SOLD ONLY IF SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

          4.   Stockholders Agreement and Proxy.  Each Purchaser hereby agrees
               --------------------------------
to enter into a Stockholders Agreement, substantially in the form of Exhibit A attached hereto (the "Stockholders Agreement") at the Closing, each Purchaser agrees to enter into a Registration Rights Agreement substantially in the form of Exhibit B attached hereto (the "Registration Rights Agreement") at the Closing and each Purchaser (other than Apollo and its Related Persons) hereby agrees to enter into a Proxy and Voting Agreement, substantially in the form of Exhibit C attached hereto (the "Proxy Agreement") at the Closing. "Related Person" means, with respect to any person, (i) any affiliate of such person,
(ii) any investment manager, investment advisor or general partner of such person, and (iii) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such person or a Related Person of such person.

          5.   HSR Act Filing.  The Company and each of the Stockholders shall
               --------------
use all reasonable efforts to make promptly any required submissions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") which the Company and the Stockholders determine should be made with respect to the Issuance and the transactions contemplated by this Agreement.

          6.   Conditions.
               ----------

                    (a) The obligations of the Company to complete the Issuance of the Shares to be purchased by the Purchasers at the Closing Date pursuant hereto are subject to the satisfaction or waiver by Company on or prior to the Closing Date of the following conditions:

                        (i) the representations and warranties of the Purchasers set forth in Section 3 hereof shall be true and correct in all material respects on the Closing Date as though made on and as of such date;

                        (ii) the Purchasers shall have paid or tendered the purchase price for the Shares being purchased; and

                        (iii) the Purchasers shall have executed and delivered the Stockholders Agreement, the Proxy Agreement and the Registration Rights Agreement as applicable to them.

                    (b) The obligations of each Purchaser to complete its purchase of the Shares to be purchased by it hereunder are subject to the satisfaction or waiver by such Purchaser, on or prior to the Closing Date, of each of the following conditions :

                        (i) the representations and warranties of the Company set forth in Section 2 hereof shall be true and correct in all material respects on the Closing Date as though made on and as of such date;

                        (ii) the Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing;

                        (iii) no amendment to or modification (including the waiver of any conditions thereto) of the Merger Agreement that would (i) materially adversely affect the economic or financial terms of a Purchaser's investment in Shares or (ii) require, as determined by the board of directors of either LCA or GranCare in good faith after consultation with and based upon the advice of counsel, that an amendment or supplement to the Proxy Statement (as defined in the Merger Agreement) be prepared, filed with the Securities and Exchange Commission and mailed to the stockholders of LCA and GranCare, shall have been effected without the written consent of such Purchaser; provided,
                                                                  --------
that, a Purchaser's failure to consent to any such amendment or modification within 24 hours of receipt of written notice thereof shall be deemed to be a termination by such Purchaser of its rights and obligations under this Agreement;

                        (iv) Paragon shall have executed and delivered the Stockholders Agreement and the Registration Rights Agreement;

                        (v) the waiting period applicable to the consummation of the Issuance under the HSR Act shall have expired or been terminated;

                        (vi) no federal, state, local or foreign statute, rule or regulation shall have been enacted, and no litigation, proceeding, government inquiry or investigation shall be pending which prohibits or seeks to prohibit, or materially restricts or delays, the consummation of the transactions contemplated by this Agreement or materially impairs the ability of a Purchaser to own an equity interest in the Company or Paragon; and

                        (vii) the Purchasers shall have received true, correct and complete copies of the resolutions adopted by the Board of Directors of the Company authorizing the transactions contemplated hereby.

          7.   Notices.  All notices or other communications under this
               -------
Agreement shall be given in writing and shall be deemed duly given and received on the fifth full business day following the day of the mailing thereof by registered or certified mail, return receipt requested, or when delivered personally as follows:

                    (a) if to the Company, at its principal offices at the time of the giving of such notice, or at such other place as the Company shall have designated by notice as herein provided to the Purchaser;

                    (b) if to the Purchasers, at the addresses of the Purchasers as they appear on the signature pages to this Agreement, or at such other place as the Purchasers shall have designated by notice as herein provided to the Company; and

                    (c) if to any other Holder, at such Holder's last address appearing in the Company's stock transfer records.

          8.        Specific Performance.  Due to the fact that the securities
                    --------------------
of the Company cannot be readily purchased or sold in the open market, and for other reasons, the parties will be irreparably damaged in the event that this Agreement is not specifically enforced. In the event of a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any of the parties hereto, the other parties shall, in addition to all other remedies, be entitled (without any bond or other security being required) to a temporary and/or permanent injunction, without showing any actual damage or that monetary damages would not provide an adequate remedy, and/or a decree for specific performance, in accordance with the provisions hereof.

          9.   Miscellaneous.
               -------------

                    (a) Each Purchaser confirms with each other Purchaser that each Purchaser has conducted its own due diligence in connection with its investment in the Shares and regarding LCA and GranCare, Inc. and the other Purchasers may therefore have information different from, or additional to, the information possessed by such Purchaser. In addition, although certain of the Purchasers (the "Supplying Purchasers") may have shared information received by them (including information contained in third party reports prepared for such Purchasers) with such Purchaser, no representation or warranty is being made with respect to such information by any Supplying Purchaser or any such third party.

                    (b) This Agreement may be modified or amended, and any provision hereof may be waived, by a written agreement signed by the Company and the Holders of a majority interest (on the basis of the number of Shares then owned or being purchased pursuant to this Agreement) of all of the Holders of Shares, which amendment, modification or waiver shall bind each Holder whether or not such Holder has agreed thereto; provided, however, that (i) no amendment,
                                       --------  -------
modification or waiver that would have a material adverse effect on the rights or obligations of the Other Purchasers shall be effective unless the Holders of a majority interest (on the basis of the number of Shares then owned or being purchased pursuant to this Agreement) of all of the Other Holders shall have consented in writing thereto, (ii) no amendment, modification or waiver that would have a material adverse effect on the rights or obligations of any Holder without similarly and proportionately (based on the respective number of Shares then owned or to be acquired by the Holders hereunder) affecting the rights and obligations of all Holders hereunder, or that would otherwise unfairly discriminate against any Holder, shall be effective as to such Holder unless such Holder shall have consented in writing thereto and (iii) the number of shares of Company Common Stock to be purchased by a Purchaser or the per share purchase price therefor shall not be modified without the prior written consent of such Purchaser. Any such modification, amendment, or waiver signed by, or binding upon, the Purchasers shall be valid and binding upon any and all persons or entities who may, at any time, have or claim any rights under or pursuant to this Agreement (including all Holders hereunder) in respect of the Shares originally acquired by the Purchasers. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

                    (c) This Agreement shall terminate without any action by any of the parties hereto upon termination of the Merger Agreement by the Company. In addition, this Agreement may be terminated (i) by a Purchaser at any time after November 17, 1997, and (ii) by the Company with respect to a Purchaser if such Purchaser fails to consent in writing within 24 hours of the delivery of a written notice with respect to an amendment or modification of the Merger Agreement.

                    (d) Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the Company, its successors and assigns, and the Purchasers and their respective successors and assigns; provided, however, that nothing contained herein shall be construed as
         --------  -------
permitting the Purchasers to transfer any Shares without complying with the applicable provisions of this Agreement, the Stockholders Agreement and the Proxy Agreement.

                    (e) If any provision of this Agreement shall be invalid or unenforce able, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agree ment, and this Agreement shall be carried out as if any such invalid or unenforceable provision were not contained herein.

                    (f) The section headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said sections.

                    (g) Each party hereto shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

                    (h) This Agreement shall be deemed to be a contract under the laws of the State of Delaware and for all purposes shall be construed and enforced in accordance with the internal laws of said state without regard to the principles of conflicts of law.

          10.  Counterparts.  This Agreement may be executed in any number of
               ------------
counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the parties have set their hands hereunto as of the day and year first above written.


APOLLO LCA ACQUISITION CORP.,
a Delaware corporation



By: /s/ Peter P. Copses
   --------------------
    Name:  Peter P. Copses
    Title:  President

                                APOLLO PURCHASER


APOLLO INVESTMENT FUND III, L.P.

By:  Apollo Advisors II, L.P.
     Its General Partner

By:  Apollo Capital Management II, Inc.
     Its General Partner



By:    /s/ Peter P. Copses
      --------------------
      Name:
      Title:

4,366,790 shares of Company Common Stock

Address:  c/o Apollo Management, L.P.
          1999 Avenue of the Stars, Suite 1900
          Los Angeles, California 90067
          Attention: Peter P. Copses
          Telecopy No.: (310) 201-4166

                                APOLLO PURCHASER


APOLLO UK PARTNERS III, L.P.

By:  Apollo Advisors II, L.P.
     Its Managing General Partner

By:  Apollo Capital Management II, Inc.,
     Its General Partner



By:    /s/ Peter P. Copses
      --------------------
      Name:
      Title:

161,396 shares of Company Common Stock

Address:  c/o Apollo Management, L.P.
          1999 Avenue of the Stars, Suite 1900
          Los Angeles, California 90067
          Attention: Peter P. Copses
          Telecopy No.: (310) 201-4166

                                APOLLO PURCHASER


APOLLO OVERSEAS PARTNERS III, L.P.

By:  Apollo Advisors II, L.P.,
     Its Managing General Partner

By:  Apollo Capital Management II, Inc.,
     Its General Partner



By:    /s/ Peter P. Copses
      --------------------
     Name:
     Title:

261,011 shares of Company Common Stock

Address:  c/o Apollo Management, L.P.
          1999 Avenue of the Stars, Suite 1900
          Los Angeles, California 90067
          Attention: Peter P. Copses
          Telecopy No.: (310) 201-4166

CHASE EQUITY ASSOCIATES, L.P.

By:  Chase Capital Partners
     Its General Partner



By:  /s/ Brian J. Richmand
     ---------------------
     Partner

666,667 shares of Company Common Stock

Address:  380 Madison Avenue
          12th Floor
          New York, New York 10017
          Attention: Christopher C. Behrens
          Telecopy No.: (212) 622-3101

          with a copy of notices and other communications to:

          O'Sullivan Graev & Karabell, LLP
          30 Rockefeller Plaza
          New York, New York 10112
          Attention: Michael F. Killea, Esq.
          Telecopy No.: (212) 408-2420

HEALTHCARE EQUITY PARTNERS, L.P.

By:  Beecken, Petty & Company, L.L.C.
     Its General Partner



By:  /s/ Gregory A Moerschel
     -----------------------
     Managing Director

60,864 shares of Company Common Stock

Address:  c/o Beecken, Petty & Company, L.L.C.
          901 Warrenville Road, Suite 205
          Lisle, Illinois 60532
          Attention: David K. Beecken
          Telecopy No.:  (630) 435-0370

HEALTHCARE EQUITY QP PARTNERS, L.P.

By:  Beecken, Petty & Company, L.L.C.
     Its General Partner



By:  /s/ Gregory A Moerschel
     -----------------------
     Managing Director

186,050 shares of Company Common Stock

Address:  c/o Beecken, Petty & Company, L.L.C.
          901 Warrenville Road, Suite 205
          Lisle, Illinois 60532
          Attention: David K. Beecken
          Telecopy No.:  (630) 435-0370

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

DRAX HOLDINGS L.P.

By:  Inman Corporation
     Its: General Partner



 By: /s/ Burton W. Kanter
     --------------------
     Burton W. Kanter, President

25,000 shares of Company Common Stock

Address:  _______________________________________
          _______________________________________
          _______________________________________
          Attention: _________________________
          Telecopy No.: ___________________

 WALNUT GROWTH PARTNERS LIMITED PARTNERSHIP

By:  Walnut GP, L.L.C.
     Its: General Partner



By:  /s/ Michael Faber
     -----------------
     Michael Faber, its Managing Member

24,691 shares of Company Common Stock

Address:  _______________________________________
          _______________________________________
          _______________________________________
          Attention: ____________________________
          Telecopy No.: _________________________

KEY CAPITAL CORPORATION

By:  /s/ Stephen R. Haynes
     ---------------------
      Stephen R. Haynes, Vice President


92,593 shares of Company Common Stock

Address:  127 Public Square, 6th Floor
          Cleveland, OH 44114
          Attention: Stephen R. Haynes
          Telecopy No.:  (216) 689-3204

KEY EQUITY PARTNERS 97

By:  /s/ Stephen R. Haynes
     ---------------------
      Stephen R. Haynes
      Its: General Partner


30,864 shares of Company Common Stock

Address:  127 Public Square, 6th Floor
          Cleveland, OH 44114
          Attention: Stephen R. Haynes
          Telecopy No.:  (216) 689-3204

       /s/ Keith B. Pitts
       ------------------
          Keith B. Pitts

50,000 shares of Company Common Stock

Address:  c/o GranCare, Inc.
          1 Ravinia Drive, Suite 1500
          Atlanta, GA 30346
          Attention:
          Telecopy No.:

                           PROXY AND VOTING AGREEMENT
                           --------------------------


          THIS PROXY AND VOTING AGREEMENT (this "Agreement") is made and entered into as of this 4th day of November, 1997, by and among Apollo Management, L.P., a Delaware limited partnership ("Apollo Management" and together with its affiliates and managed investment funds "Apollo"), and the stockholders listed on the signature pages hereto (the "Stockholders").

          WHEREAS, Living Centers of America, Inc., a Delaware corporation ("LCA"), Apollo Management, on behalf of one or more managed investment funds, and Apollo LCA Acquisition Corp., a Delaware corporation ("Apollo Sub" and together with any other successor thereto including LCA upon consummation of the Merger (as defined below), the "Company"), have entered into an agreement (the "Merger Agreement"), with respect to a merger of Apollo Sub with and into LCA (the "Merger") pursuant to which LCA will be the surviving corporation; and

          WHEREAS, pursuant to that certain Stock Purchase Agreement, dated as September 17, 1997 (the "Stock Purchase Agreement"), the Stockholders have agreed to purchase and Apollo Sub has agreed to issue and sell 5,925,920 shares of common stock of Apollo Sub, par value $.01 per share (the "Apollo Sub Common Stock");

          WHEREAS, pursuant to the terms of the Merger Agreement, upon consummation of the Merger, each outstanding share of Apollo Sub Common Stock will be converted into a duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of LCA (or any successor) (the "Company Common Stock"), the surviving corporation;

          WHEREAS, in connection with the Stock Purchase Agreement and the Merger Agreement, and in order to provide for certain rights and obligations in respect of the shares of common stock of the Company owned by each of them as of the date hereof, each of the Stockholders has agreed to enter into a Stockholders Agreement, substantially in the form of Exhibit A to the Stock Purchase Agreement (the "Stockholders Agreement"); and

          WHEREAS, in addition to the Stockholders Agreement, the parties hereto desire to provide for certain voting rights and obligations in respect of the Shares as provided herein.

          NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and agreements contained herein and in the Stock Purchase Agreement, and intending to be legally bound, the parties hereto agree as follows:

          1.   Definitions.   As used in this Agreement, (i) the term "Shares"
               -----------
includes the shares of Apollo Sub Common Stock sold pursuant to the Stock Purchase Agreement, the shares of Apollo Sub Common Stock subject to a warrant sold pursuant to that certain Warrant Purchase Agreement, dated as of September 17, 1997, and all shares of capital stock of the Company issued as a result of any stock dividend on, or stock split or reclassification or con version of, any such shares or issued with respect to any such shares in connection with any merger or reorganization involving the Company including, without limitation, the shares of Company Common Stock issued upon consummation of the Merger, and (ii) the term "Holders" means Apollo, the Stockholders and all subsequent holders of Shares who acquired the same directly or indirectly from the Stockholders in a transaction or series of transactions not involving any public offering.

          2.   Grant of Proxy.  For a period ending on the third anniversary of
               --------------
the consummation of the Merger, each Stockholder hereby appoints Apollo Management, with full power of substitution (Apollo Management and its substitutes being referred to herein as the "Proxy"), as attorneys and proxies to vote all the Shares on matters as to which such Stockholder is entitled to vote at a meeting of the stockholders of the Company or to which it is entitled to express consent or dissent to corporate action in writing without a meeting, in the Proxy's absolute, sole and binding discretion. Each Stockholder agrees that the Proxy may, in such Stockholder's name and stead, (i) attend any annual or special meeting of the stockholders of the Company and vote all the Shares at any such annual or special meeting, and (ii) execute with respect to all the Shares any written consent to, or dissent from, corporate action in writing without a meeting. Except as contemplated by Section 3 of this Agreement or with the prior written consent of Proxy, each Stockholder agrees to refrain from
(A) voting at any annual or special meeting of the stockholders of the Company,
(B) executing any written consent in lieu of a meeting of the stockholders of the Company, (C) exercising any rights of dissent with respect to the Shares, and (D) granting any proxy or authorization to any person with respect to the voting of the Shares, except pursuant to this Agreement, or taking any action contrary to or in any manner inconsistent with the terms of this Agreement. Each Stockholder agrees that this grant of proxy is irrevocable and coupled with an interest in accordance with the provisions of Section 212 of the Delaware General Corporation Law and agrees that the person designated as Proxy pursuant hereto may at any time name any other person as its substituted Proxy to act pursuant hereto, either as to a specific matter or as to all matters. Each Stockholder hereby revokes any proxy previously granted by it with respect to the Shares. In discharging its powers under this Agreement, the Proxy may rely upon advice of counsel to Apollo Management, and any vote made or action taken by the Proxy in reliance upon such advice of counsel shall be deemed to have been made in good faith by the Proxy.

          3.   Voting Agreement.  If requested by Proxy, each Stockholder hereby
               ----------------
agrees to appear (in person or by proxy) at any annual or special meeting of stockholders of the Company for the purpose of obtaining a quorum. For a period ending on the third anniversary of the consummation of the Merger, each Stockholder hereby agrees to vote all of the Shares at any annual or special meeting of stockholders or by executing any written consent: (i) in favor of the approval and adoption of the Merger Agreement and all related matters, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the

Company under the Merger Agreement; (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger; and
(iv) in accordance with the instructions of Apollo Management with respect to any other action.

          4.   Transfer.  Subject to the provisions of the Stock Purchase
               --------
Agreement and the Stockholders Agreement, the Stockholders may sell, transfer, assign or otherwise dispose of any of the Shares; provided, however, that each
                                                  --------  -------
Stockholder hereby agrees not to sell, transfer, assign or otherwise dispose of any of the Shares unless (i) such Stockholder delivers written notice to Apollo Management of its intent to transfer Shares not less than five (5) business days prior to such transfer, and (ii) such transferee becomes a party to this Agreement. Any purported transfer in violation of the provisions of this Agreement (an "Unauthorized Transfer") shall be null and void. The Company will not register, recognize or give effect to any Unauthorized Transfer and the purported transferee of any Shares pursuant to an Unauthorized Transfer will not thereby acquire any rights in such Shares. The Company will, immediately upon becoming aware of an actual or attempted Unauthorized Transfer, instruct the transfer agent for the Shares to issue an appropriate stop transfer order with regard to such transaction or attempted transaction.

          5.   Standstill.  Apollo and each Stockholder hereby agrees not to
               ----------
take any action in its capacity as Proxy or as a Stockholder, as the case may be, that would cause any Stockholder to be in breach of Article V of the Stockholders Agreement.

          6.   Termination.  This Agreement shall terminate upon the earlier to
               -----------
occur of (i) the third anniversary of the consummation of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

          7.   Representations and Warranties.  Each Stockholder, severally as
               ------------------------------
to itself and not jointly or as to any other Stockholder, hereby represents and warrants to Apollo as follows:

          (a) Authority Relative to this Agreement.  Such Stockholder has all
              ------------------------------------
necessary power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming that this Agreement has been duly and validly authorized, executed and delivered by Apollo Management, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms.

          (b) Ownership of Shares.  Such Stockholder has good and marketable
              -------------------
title to all of the shares of the Company Common Stock indicated opposite the Stockholder's name on the signature page hereto, which constitute all the shares of the Company Common Stock owned by such Stockholder. There are no restrictions on the voting rights pertaining to such shares of Company Common Stock except pursuant to this Agreement and the Stockholders Agreement.

          (c) No Conflicts.  Neither the execution and delivery of this
              ------------
Agreement nor the consummation by such Stockholder of the transactions contemplated hereby will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound. Other than this Agreement and the Stockholders Agreement, there are no other agreements or understandings with respect to the voting of the Shares, and such Stockholder hereby agrees that it will not enter into such an agreement.

          8.   Entire Agreement.  This Agreement (a) constitutes the entire
               ----------------
agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (b) shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto; and (c) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law).

          9.   Specific Performance.  The parties hereto acknowledge that
               --------------------
damages would be an inadequate remedy for a breach of this Agreement and that the obligations of the parties hereto shall be specifically enforceable.

          10.  Parties in Interest.  This Agreement shall be binding upon and
               -------------------
inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person not a party hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          11.  Counterparts.  This Agreement may be executed in two or more
               ------------
counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          12.  Notices.  Any notices or other communications required or
               -------
permitted hereunder shall be in writing and shall be deemed duly given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or (c) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

               (a)  If to Apollo Management to:

                    Apollo Management, L.P.
                    1999 Avenue of the Stars
                    Los Angeles, California  90067
                    Telecopy No.:  (310) 201-4166
                    Attention:  Michael D. Weiner

                    with a copy to:

                    Sidley & Austin
                    555 W. Fifth Street, Suite 4000
                    Los Angeles, California  90013
                    Telecopy No.:  (213) 896-6600
                    Attention:  Robert W. Kadlec, Esq.

               (b) If to the Stockholders, to the addresses noted on the
                   signature pages hereto.

          13.  Descriptive Headings.  The headings herein are inserted for
               --------------------
convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

          14.  Validity.  The invalidity or unenforceability of any provision of
               --------
this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect parties hereto.

          15.  Further Assurances.  The parties hereto will execute and deliver
               ------------------
all such further documents and instruments and take all such further actions as may be necessary in order to consummate the transactions contemplated hereby.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

APOLLO MANAGEMENT, L.P.,
on behalf of one or more managed investment funds

By:  AIF III Management, Inc.
     Its General Partner

By:  /s/ Michael D. Weiner
     ---------------------
     Name:  Michael D. Weiner
     Title:  Vice president

CHASE EQUITY ASSOCIATES, L.P.

By:  Chase Capital Partners
     Its General Partner



By:  /s/ Brian J. Richmand
     ---------------------
     Partner

666,667 shares of Company Common Stock

Address:  380 Madison Avenue
          12th Floor
          New York, New York 10017
          Attention: Christopher C. Behrens
          Telecopy No.: (212) 622-3101

          with a copy of notices and other communications to:

          O'Sullivan Graev & Karabell, LLP
          30 Rockefeller Plaza
          New York, New York 10112
          Attention: Michael F. Killea, Esq.
          Telecopy No.: (212) 408-2420

HEALTHCARE EQUITY PARTNERS, L.P.

By:  Beecken, Petty & Company, L.L.C.
     Its General Partner



By:  /s/ John W. Kneen
     -----------------
     Managing Director

60,864 shares of Company Common Stock

Address:  c/o Beecken, Petty & Company, L.L.C.
          901 Warrenville Road, Suite 205
          Lisle, Illinois 60532
          Attention: David K. Beecken
          Telecopy No.:  (630) 435-0370


HEALTHCARE EQUITY QP PARTNERS, L.P.

By:  Beecken, Petty & Company, L.L.C.
     Its General Partner



By:  /s/ John W. Kneen
     -----------------
     Managing Director

186,050 shares of Company Common Stock

Address:  c/o Beecken, Petty & Company, L.L.C.
          901 Warrenville Road, Suite 205
          Lisle, Illinois 60532
          Attention: David K. Beecken
          Telecopy No.:  (630) 435-0370

KEY CAPITAL CORPORATION

By:  /s/ Stephen R. Haynes
     ---------------------
      Stephen R. Haynes, Vice President


92,593 shares of Company Common Stock

Address:  127 Public Square, 6th Floor
          Cleveland, OH 44114
          Attention: Stephen R. Haynes
          Telecopy No.:  (216) 689-3204


KEY EQUITY PARTNERS 97

By:  /s/ Stephen R. Haynes
     ---------------------
      Stephen R. Haynes
      Its: General Partner


30,864 shares of Company Common Stock

Address:  127 Public Square, 6th Floor
          Cleveland, OH 44114
          Attention: Stephen R. Haynes
          Telecopy No.:  (216) 689-3204

DRAX HOLDINGS L.P.

By:  Inman Corporation
     Its: General Partner



 By: /s/Burton W. Kanter
     -------------------
     Burton W. Kanter, President

25,000 shares of Company Common Stock

Address:  281 Broad Avenue South
          Naples, FL 33940
          Attention: Linda Hamilton
          Telecopy No.:  (941) 262-0467


 WALNUT GROWTH PARTNERS LIMITED PARTNERSHIP

By:  Walnut GP, L.L.C.
     Its: General Partner



By:  /s/ Michael Faber
     -----------------
     Michael Faber, its Managing Member

24,691 shares of Company Common Stock

Address:  Suite 700
          1227 25th Street, N.W.
          Washington, D.C. 20037
          Attention: Michael Faber
          Telecopy No.:  (202) 296-2882

       /s/ Keith B. Pitts
       ------------------
          Keith B. Pitts

50,000 shares of Company Common Stock

Address:  c/o Paragon Health Network, Inc.
          1 Ravinia Drive, Suite 1500
          Atlanta, GA 30346
          Telecopy No.: (770) 379-0753

                                                                WARRANT PURCHASE
                                             AGREEMENT dated as of September 17,
                                             1997, between APOLLO INVESTMENT
                                             FUND III, L.P., a Delaware limited
                                             partnership ("AIF"), APOLLO UK
                                                           ---
                                             PARTNERS III, L.P., a Delaware
                                             limited partnership ("Apollo UK"),
                                                                   ---------
                                             APOLLO OVERSEAS PARTNERS III, L.P.,
                                             a Delaware limited partnership
                                             ("Overseas," and together with AIF
                                               --------
                                             and Apollo UK, "Apollo"), and CHASE
                                                             ------
                                             EQUITY ASSOCIATES, L.P., a
                                             California limited partnership
                                             ("CEA," and together with its
                                               ---
                                             successors and assigns hereunder,
                                             the "Holders," and individually, a
                                             "Holder").
                                              ------

          Reference is made to the Stock Purchase Agreement dated as of the date hereof (as the same may be amended from time to time, the "Purchase Agreement")
                                                           ------------------
among Apollo LCA Acquisition Corp., a Delaware corporation (together with its successors, the "Corporation"), and the Purchasers (as defined therein),
                 -----------
including Apollo and CEA. Apollo and CEA are entering into this Agreement to provide for CEA's purchase from Apollo of warrants to purchase shares of capital stock of the Corporation that will be acquired by Apollo from the Corporation simultaneously with the closing hereunder, all on the terms and subject to the conditions set forth in this Agreement.

          ACCORDINGLY, the parties to this Agreement hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

ARTICLE 1.1  DEFINITIONS.
             -----------

       As used in this Agreement, the following terms shall have the following meanings:

          "Business Day" shall mean any day other than a Saturday, Sunday or a
           ------------
day on which banks are authorized or required to be closed in New York, New York; provided, however, that any determination of a Business Day relating to a
      --------  -------
securities exchange shall mean a Business Day on which such exchange is open for trading.

          "Common Stock" shall mean the Common Stock, $.01 par value, of the
           ------------
Corporation.

          "Closing" shall have the meaning given to such term in Section 2.1.
           -------

          "Closing Date" shall have the meaning given to such term in Section
           ------------
2.1.

          "Corporation" shall have the meaning given to such term in the
           -----------
Preamble.

          "Exercise Price" shall mean $.001 per share of Common Stock, subject
           --------------
to adjustment from time to time in the manner provided in the Warrant.

          "Governmental Authority" shall mean any federal, state, municipal or
           ----------------------
other governmental department, commission, board, bureau, agency or instrumentality, or any court, in each case whether of the United States of America or foreign.

          "Holder" shall have the meaning given to such term in the Preamble.
           ------

          "HSR Act" shall mean the Hart-Scott Rodino Anti-Trust Improvements Act
           -------
of 1976, as amended.

          "Person" is to be construed in the broadest sense, and shall include
           ------
any natural person, company, partnership, joint venture, corporation, business trust, unincorporated organization or Governmental Authority.

          "Warrant" shall have the meaning given to such term in Section 2.2.
           -------

          "Warrant Shares" shall mean (a) the shares of Common Stock transferred
           --------------
or transferable upon exercise or exchange of a Warrant, (b) all other securities or other property transferred or transferable upon any such exercise or exchange in accordance with this Agreement, and (c) any securities of the Corporation or its successor distributed with respect to the securities referred to in the preceding clauses (a) and (b).

                                  ARTICLE II

                          CLOSING; ISSUANCE OF WARRANT

ARTICLE II.2  CLOSING; TERMINATION OF AGREEMENT.
              ---------------------------------

       The closing (the "Closing") for the purchase, sale and delivery of the Warrant shall take place simultaneously with the closing under the Purchase Agreement of the transactions contemplated thereby. The date on which the Closing occurs is called the "Closing Date" herein. The obligations hereunder of each of Apollo and CEA at the Closing shall be subject to the satisfaction or waiver by Apollo or CEA, as the case may be, at or prior to the Closing, of the conditions set forth in Section 6(b) of the Purchase Agreement and the representations and warranties contained in Sections 3.1 and 3.2, respectively, being true and correct in all material respects on the Closing Date as if made on and as of the Closing Date. Anything contained herein to the contrary notwithstanding, this Agreement shall terminate simultaneously with the termination of the Purchase Agreement as between CEA and the Corporation, if the Closing hereunder shall not theretofore have occurred.

ARTICLE II.2  PURCHASE AND SALE OF WARRANT.
              ----------------------------

       At the Closing, Apollo shall execute, sell and deliver to CEA, and CEA shall purchase and take from Apollo, a warrant in substantially the form of EXHIBIT A, and otherwise in form and substance satisfactory to Apollo and CEA
---------
(the "Warrant"), evidencing the right to purchase a total of 197,531 shares of
      -------
Common Stock of the Corporation, comprised of 180,109 shares to be purchased from AIF, 6,657 shares to be purchased from Apollo UK and 10,765 shares to be purchased from Overseas, at a price per share equal to the Exercise Price. The purchase price to be paid at the Closing by CEA to Apollo for the Warrant shall be $7,999,807.80, and shall be payable at the Closing by wire transfer of immediately available funds (i) in an amount equal to $7,294,234.30 to an account or accounts designated by AIF, (ii) in an amount equal to $269,601.84 to an account or accounts designated by Apollo UK and (iii) in an amount equal to $435,971.73 to an account or accounts designated by Overseas. The number of Warrant Shares which may be purchased upon exercise of such Warrant and the Exercise Price to be paid for such Warrant Shares are subject to adjustment in the manner provided in the Warrant.


                                  ARTICLE III

ARTICLE III.1. REPRESENTATIONS AND WARRANTIES OF APOLLO.
               ----------------------------------------

       Apollo hereby makes the following representations and warranties to CEA, which representations and warranties shall survive the execution hereof.

      (a) Apollo has the right, power and authority to execute, deliver and perform the terms and provisions of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by Apollo and no other proceedings on the part of Apollo are necessary to authorize this Agreement or to consummate the transactions so contemplated.

     (b) The execution, delivery and performance by Apollo of the terms and provisions of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any provision of any agreement or instrument to which Apollo is a party or by which it is bound, or to which any of its properties or assets is subject, or of any applicable law. Apollo has duly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligations of Apollo, enforceable against Apollo in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     (c) No consent, authorization or order of, or filing or registration with, any governmental authority or other person including, without limitation, the HSR Act, is required to be obtained or made by Apollo for the execution, delivery and performance by Apollo of this

Agreement or the consummation of any of the transactions contemplated hereby except for those that will have been made or obtained on or prior to the Closing Date.

ARTICLE III.2. REPRESENTATIONS, WARRANTIES, ETC. OF CEA.
               ----------------------------------------

       CEA hereby represents, warrants, acknowledges and agrees to and with Apollo as follows, which representations, warranties, acknowledgments and agreements shall survive the execution hereof.

     (a) CEA has the right, power and authority to execute, deliver and perform the terms and provisions of this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by CEA and no other proceedings on the part of CEA are necessary to authorize this Agreement or to consummate the transactions so contemplated.

     (b) The execution, delivery and performance by CEA of the terms and provisions of this Agreement and the consummation of the transactions contemplated hereby do not and will not violate any provision of any agreement or instrument to which CEA is a party or by which it is bound, or to which any of its properties or assets is subject, or of any applicable law. CEA has duly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligations of CEA, enforceable against CEA in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

     (c) No consent, authorization or order of, or filing or registration with, any governmental authority or other person including, without limitation, the HSR Act, is required to be obtained or made by CEA for the execution, delivery and performance by CEA of this Agreement o r the consummation of any of the transactions contemplated hereby except for those that will have been made or obtained on or prior to the Closing Date.

     (d) CEA has conducted its own due diligence in connection with its investment in the Warrant and the Warrant Shares and regarding the Corporation and Living Centers of America, Inc., and GranCare, Inc., and Apollo may therefore have information different from, or additional to, the information possessed by CEA. In addition, although Apollo may have shared information received by them (including information contained in third party reports prepared for Apollo) with CEA, no representation or warranty is being made with respect to such information by Apollo or any such third party.

     (e) (i) The Warrant and all Warrant Shares purchased or otherwise acquired by CEA pursuant to the Warrant are being or will be acquired by CEA for its own account for investment and not with a view to resale or distribution within the meaning of the Securities Act of 1933, as amended (the "Act") in a manner that
                                                        ---
violates the Act, (ii) CEA is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Act or a "qualified institutional buyer" as such term is defined in Rule 144A of the Act, (iii) CEA's financial situation is such that it can afford to bear the economic risk of holding the Warrant and the Warrant Shares for an indefinite period of time and suffer complete loss of its investment, (iv) CEA's knowledge and experience in financial and business matters are such that it is capable of evaluating the merits and risks of an investment in the Warrant and the Warrant Shares, and (v) CEA will not sell or otherwise dispose of the Warrant or any Warrant Shares except in compliance with the Act, the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and the terms of this
                              ----------
Agreement, the Stockholders Agreement and the Proxy Agreement (each as defined in the Purchase Agreement). By making payment for, or taking delivery of, any Warrant Shares, CEA shall be deemed to have reaffirmed such representation at and as of the date of such payment or delivery.

     (f) CEA will be unable to sell the Warrant or any Warrant Shares without either registration under the Act or the existence of an exemption from such registration requirement, and that the shares of LCA Common Stock (as defined in the Purchase Agreement) into which the original shares will convert by virtue of the Merger (as defined in the Purchase Agreement), will by virtue of Rule 145 adopted by the Commission be subject to significant restrictions on resale so long as the Proxy Agreement remains in effect.

     (g) Each certificate delivered to represent the Warrant or issued to represent Warrant Shares, or any certificate issued in exchange for any similarly legended certificate, shall bear the following legend until such time as, in the opinion of counsel reasonably acceptable to Apollo, the legend specified below is no longer required under the applicable requirements of the Act or applicable state securities or "blue sky" laws:

                    THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY BE OFFERED AND SOLD ONLY IF SO REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

     (h) Neither Apollo nor the Corporation shall have any liability or obligation whatsoever to a Holder who is a Regulated Holder (as defined in the form of Warrant attached hereto) with respect to any Regulatory Problem (as defined in the form of Warrant attached hereto) that such Holder may have as a result of this Purchase Agreement or the transactions contemplated hereby (except that this sentence shall not in any way amend, modify or otherwise affect in any way the provisions of Section 6.4 of the Stockholders Agreement (as defined in the Purchase Agreement).

                                  ARTICLE IV

                                 MISCELLANEOUS

ARTICLE IV.1 NOTICES.
             -------

       All notices, demands and requests of any kind to be delivered to any party hereto in connection with this Agreement shall be in writing (i) delivered personally, (ii) sent by nationally-recognized overnight courie r, (iii) sent by first class, registered or certified mail, return receipt requested or (iv) sent by facsimile, in each case to such party at its address on the signature attached hereto. Any notice, demand or request so delivered shall constitute valid notice under this Agreement and shall be deemed to have been received (i) on the day of actual delivery in the case of personal delivery, (ii) on the next Business Day after the date when sent in the case of delivery by nationally-recognized overnight courier, (iii) on the fifth Business Day after the date of deposit in the U.S. mail in the case of mailing or (iv) upon receipt in the case of a facsimile transmission. Any party hereto may from time to time by notice in writing served upon the other as aforesaid designate a different mailing address or a different Person to which all such notices, demands or requests thereafter are to be addressed.

ARTICLE IV.2. AMENDMENTS AND WAIVERS.
              ----------------------

       Any provision of this Agreement may be amended or waived, but only pursuant to a written agreement signed by Apollo and the Holder.

ARTICLE IV.3. ASSIGNMENT OF AGREEMENT.
              -----------------------

       Neither this Agreement nor any right, benefit or obligation hereunder may be assigned, transferred or delegated by any party hereto except with the prior written consent of the other parties hereto; provided, however, that a party may
                                             --------  -------
assign its rights or delegate its obligations hereunder to one or more of its Affiliates without such consent so long as such Affiliate agrees in writing for the benefit of the other parties hereto to be bound by and to comply with this Agreement.

ARTICLE IV.4. COUNTERPARTS.
              ------------

       This Agreement may be executed in two or more counterparts each of which shall constitute an original but all of which when taken together shall constitute but one agreement.

ARTICLE IV.5. GOVERNING LAW.
              -------------

       ALL QUESTIONS CONCERNING THE CONSTRUCTION, INTERPRETATION AND VALIDITY OF THIS AGREEMENT AND THE WARRANTS SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER IN THE STATE OF

DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION'S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.

ARTICLE IV.6. HEADINGS.
              --------

       Section headings in this Agreement have been inserted for convenience of reference only and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

ARTICLE IV.7. BINDING EFFECT.
              --------------

       Except as otherwise provided herein, this Agreement will bind and inure to the benefit of and be enforceable by Apollo and its successors and permitted assigns and CEA and any permitted subsequent holders of Warrants or Warrant Shares and their respective successors and permitted assigns, so long as they hold Warrants or Warrant Shares.

ARTICLE IV.8 FURTHER ASSURANCES.
             ------------------

       Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE IV.9 TAX TREATMENT
             -------------

       Apollo and CEA agree that the Closing and the issuance of the Warrant constitute for federal, state and local income tax purposes a purchase of the Warrant Shares by the Holders at the Closing for an amount equal to the purchase price paid at closing plus the aggregate Exercise Price with respect to the Warrant Shares. Apollo and the Holders covenant and agree to file all income tax returns and reports in a manner consistent with the preceding sentence.

ARTICLE IV.10 SPECIFIC PERFORMANCE.
              --------------------

       Due to the fact that the securities of the Corporation cannot be readily purchased or sold in the open market, and for other reasons, the parties will be irreparably damaged in the event that this Agreement is not specifically enforced. In the event of a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any of the parties hereto, the other parties shall, in addition to all other remedies, be entitled (without any bond or other security being required) to a temporary and/or permanent injunction, without showing any actual damage or that monetary damages would not provide an adequate remedy, and/or a decree for specific performance, in accordance with the provisions hereof.

                                 *   *   *   *

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their authorized officers, all as of the date and year first above written.

                              APOLLO INVESTMENT FUND III, L.P.
                              By:  Apollo Advisors II, L.P.
                                   its General Partner
                              By:  Apollo Capital Management II, Inc.
                                   its General Partner


                              By: /s/ Laurence M. Berg
                                  --------------------
                              Name:
                              Title:

                              Address:
                              1999 Avenue of the Stars, Suite 1900
                              Los Angeles, California 90067
                              Attention:  Peter P. Copses
                              Telecopy No.: (310) 201-4166

                              with a copy of notices and other communications to:

                              Sidley & Austin
                              555 West Fifth Street, Suite 4000
                              Los Angeles, California 90013
                              Attention: Robert W. Kadlec, Esq.
                              Telecopy No.: (213) 896-6600

                              APOLLO UK PARTNERS III, L.P.
                              By:  Apollo Advisors II, L.P.
                                   its General Partner
                              By:  Apollo Capital Management II, Inc.
                                   its General Partner


                              By: /s/ Laurence M. Berg
                                  --------------------
                              Name:
                              Title:

                              Address:
                              1999 Avenue of the Stars, Suite 1900
                              Los Angeles, California 90067
                              Attention:  Peter P. Copses
                              Telecopy No.: (310) 201-4166

                              with a copy of notices and other communications to:

                              Sidley & Austin
                              555 West Fifth Street, Suite 4000
                              Los Angeles, California 90013
                              Attention: Robert W. Kadlec, Esq.
                              Telecopy No.: (213) 896-6600

                              APOLLO OVERSEAS PARTNERS III, L.P.
                              By:  Apollo Advisors II, L.P.
                                   its General Partner
                              By:   Apollo Capital Management II, Inc.
                                   its General Partner


                              By: /s/ Laurence M. Berg
                                  --------------------
                              Name:
                              Title:

                              Address:
                              1999 Avenue of the Stars, Suite 1900
                              Los Angeles, California 90067
                              Attention:  Peter P. Copses
                              Telecopy No.: (310) 201-4166

                              with a copy of notices and other communications to:

                              Sidley & Austin
                              555 West Fifth Street, Suite 4000
                              Los Angeles, California 90013
                              Attention: Robert W. Kadlec, Esq.
                              Telecopy No.: (213) 896-6600

                              CHASE EQUITY ASSOCIATES, L.P.
                              By:  Chase Capital Partners
                                   its General Partner



                              By: /s/ Brian J. Richmand
                                  ---------------------
                                            Partner

                              Address:  380 Madison Avenue, 12th Floor
                              New York, New York 10017
                              Attention: Christopher C. Behrens
                              Telecopy No.: (212) 622-3101

                              with a copy of notices and other communications to:

                              O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                              New York, New York 10112
                              Attention: Michael F. Killea, Esq.
                              Telecopy No.: (212) 408-2420

                            STOCKHOLDERS AGREEMENT

  STOCKHOLDERS AGREEMENT (the "Agreement"), dated as of November 4, 1997 by and among (i) each of the stockholders listed on the signature pages attached hereto (together with each other Person (defined below) who becomes a party to this Agreement in accordance with the terms hereof, the "Stockholders"), and
(ii) Paragon Health Network, Inc., a Delaware corporation and the successor to Living Centers of America, Inc. (the "Company").

                             W I T N E S S E T H:

  WHEREAS, the transactions contemplated by this Agreement shall become effective (the "Effective Date") on the date of, and simultaneously with, the closing under the Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1997 among the Company, Apollo Management, L.P., on behalf of one or more managed investment funds, and Apollo LCA Acquisition Corp. (the "Merger Agreement");

  WHEREAS, on the Effective Date, after giving effect to the transactions contemplated by the Merger Agreement, each Stockholder shall beneficially own the number of shares of common stock of the Company, par value $.01 per share ("Common Stock") set forth under its name on the signature pages attached hereto, and the Stockholders shall collectively beneficially own 5,925,926 shares of Common Stock (collectively, the "Shares"); and

  WHEREAS, the parties hereto desire to provide for certain rights and obligations in respect to the Shares and the Company as hereinafter provided.

  NOW THEREFORE, the parties hereto agree as follows:

                                  ARTICLE I.

                                  Definitions

  Section 1.1 Definitions. Capitalized terms used herein and not otherwise defined herein have the meaning ascribed to them in the Merger Agreement. In addition, the following terms shall have the meaning ascribed to them below:

    "Affiliate" of a Person shall have the meaning set forth in Rule 12b-2 of the Exchange Act as in effect on the date of this Agreement, but shall not include (i) any investment fund in which a Person has invested if the Person does not otherwise control the investment fund or have, directly or indirectly, voting or dispositive power over any securities owned by such fund, (ii) any investor or limited partner of any Person who does not otherwise have voting or dispositive power over securities owned by that Person and not controlled by that Person, (iii) in the case of Chase Equity Associates, L.P., any Person other than (A) Chase Capital Partners, its sole general partner, and (B) the other investment partnerships or other entities of which Chase Capital Partners is a general or managing partner or member; (iv) in the case of Healthcare Equity Partners, L.P. or Healthcare Equity QP Partners, any Person other than (A) Beecken, Petty & Company, L.L.C., the sole general partner of each of them, and (B) the other investment partnerships of which Beecken, Petty & Company, L.L.C. is a general or managing partner or member or (v) in the case of Key Capital Corporation or Key Equity Partners 97, any Person other than (A) any general partner of Key Equity Partners 97 and (B) any of the investment partnerships of which any general partner of Key Equity Partners is a general or managing partner or member. It is expressly intended that any Person who now or hereafter controls, directly or indirectly, any Stockholder shall be subject to the terms of this Agreement as if it were a Stockholder.

    "Apollo" means collectively Apollo Management, L.P., its legal successors and assigns, and each Person who controls, or is controlled by, Apollo Management, L.P. including, without limitation, the Stockholders indicated as such on the Apollo signature page attached hereto.

    "Associate" shall mean an officer, director, partner (other than a limited partner) or executive employee of, or exclusive consultant to, any Person, but shall not include in the case of Apollo, Keith B. Pitts.

    "Beneficial ownership" by a Person of any Voting Securities shall be determined in accordance with the terms "beneficial ownership" as defined in Rule 13d-3 under the Exchange Act as in effect on the date of this Agreement, and in addition, "beneficial ownership" shall include securities which such Person has the right to acquire (irrespective of whether such right is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty (60) days), or exclusive right to vote, pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise. For purposes of this Agreement, a Stockholder shall be deemed to beneficially own any Voting Securities beneficially owned by its Affiliates, Associates or any Group of which such Stockholder or any such Affiliate or Associate is a member.

    "Board of Directors" shall mean the Board of Directors of the Company.

    "Charter Documents" shall mean the Certificate of Incorporation and Bylaws of the Company.

    "Commission" shall mean the Securities and Exchange Commission.

    "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

    "Group" shall mean a "group" as such term is used in Section 13(d)(3) of the Exchange Act as in effect on the date of this Agreement.

    "Laws" shall mean all applicable foreign, federal, state and local laws, statutes, rules, regulations, codes and ordinances.

    "Other Stockholders" shall mean the Stockholders other than Apollo.

    "Person" shall mean any individual, Group, corporation, general or limited partnership, limited liability company, governmental entity, joint venture, estate, trust, association, organization or other entity of any kind or nature.

    "Recapitalization Merger" shall mean the merger of Apollo LCA Acquisition Corp. with and into Living Centers of America, Inc. (the predecessor of the Company).

    "Securities Act" shall mean the Securities Act of 1933, as amended.

    "Stockholder Designee" shall mean a person designated for election to the Board of Directors by Apollo as provided in Section 4.1.

    "Voting Securities" shall mean (x) any securities entitled, or which may be entitled, to vote generally in the election of directors of the Company,
  (y) any securities convertible or exercisable into or exchangeable for such securities (whether or not the right to convert, exercise or exchange is subject to the passage of time or contingencies or both), or (z) any direct or indirect rights or options to acquire any such securities; provided that unexercised options granted pursuant to any employment benefit or similar plan and rights issued pursuant to any shareholder rights plan shall be deemed not to be "Voting Securities" (or to have Voting Power).

  In addition, the following terms have the definitions specified in the Sections noted:

       TERM                            SECTION
       ----                            -------
       Agreement                       recitals
       Allocation Percentage           6.2
       Apollo Directors                4.1(a)
       Beneficial Ownership Threshold  4.1(a)
       Common Stock                    recitals
       Company                         recitals
       Co-Sale                         6.2
       Drag Transaction                6.3(a)
       Drag Transaction Closing Date   6.2(a)
       Exempted Transfer               6.1
       Merger Agreement                recitals
       Nominating Committee            4.1(d)
       Notices                         6.4
       Proxy Statement                 4.2
       Purchaser                       6.3(a)
       Related Price                   6.3(a)
       Related Person                  6.3(a)
       Regulated Holder                6.4
       Regulated Problem               6.4
       Sale Notice                     6.3(a)
       Shares                          recitals
       Standstill Period               5.1
       Stockholders                    recitals
       Stockholder Designee Period     4.1(a)
       Third Party Sale                6.2
       Third Party Sale Notice         6.1
       Total Shares Outstanding        4.1(a)
       Unaffiliated Directors          4.1(b)
       Unauthorized Transfer           6.2

                                  ARTICLE II.

                 Representations and Warranties of the Company

  The Company hereby represents and warrants to each of the Stockholders as follows:

  Section 2.1 Authority for this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a valid and binding obligation of the Stockholders, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

  Section 2.2 Consents and Approvals; No Violation. Except as set forth on
Schedule 2.2, neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the respective Restated Certificate of Incorporation or Bylaws (or other similar governing documents) of the Company or any of its subsidiaries, (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental or regulatory authority, except where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, license, agreement or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or subsidiaries may be bound, except for such defaults (or rights of termination, cancellation or acceleration) which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, (iv) result in the creation or imposition of any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on any asset of the Company or any of its subsidiaries which, in the aggregate, would have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby, or (v) violate any order, writ, injunction, agreement, contract, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or by which any of their respective assets are bound, except for violations which would not in the aggregate have a Material Adverse Effect or have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

  Section 2.3 No Inconsistent Agreements. As of the Effective Date, there is no (and from and after the Effective Date the Company will not, and will cause its subsidiaries not to enter into any) agreement with respect to any securities of the Company or any of its subsidiaries (and from and after the Effective Date the Company shall not take, or permit any of its subsidiaries to take, any action) that is inconsistent in any material respect with the rights granted to the Stockholders in this Agreement.

  Without limiting the foregoing, except for this Agreement and the Registration Rights Agreement, there are no other existing agreements relating to the voting or, except as set forth on schedule 2.3, registration of any equity securities of the Company or any of its subsidiaries.

                                 ARTICLE III.

              Representations and Warranties of the Stockholders

  Each Stockholder severally as to itself, but not jointly or as to any other Stockholder, represents and warrants to the Company as follows:

  Section 3.1 Authority for this Agreement. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on its part. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding agreement of such Stockholder enforceable against such Stockholder in accordance with the terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and to general principals of equity (whether considered in a proceeding in equity or at law).

  Section 3.2 No Violation. Neither the execution and delivery of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby will conflict with or result in any breach of any provision under such Stockholder's partnership agreement or similar governing documents of such Stockholder.

                                  ARTICLE IV.

                        Board Representation and Voting

  Section 4.1 Board Representation.

  (a) On the Effective Date the size of the Board of Directors will be fixed at eleven members and the Company will cause the persons named on Schedule 4.1 (or subject to Section 4.1(i), such other substitute persons as may be designated by Apollo as Stockholder Designees) to be initially elected to the Board of Directors by virtue of the Recapitalization Merger contemplated by the Merger Agreement. Until the earlier of (i) the date on which the Stockholders beneficially own, collectively, less than 25% of the Shares or
(ii) the date the Standstill Period ends by virtue of Section 5.2(g) hereof (the "Stockholder Designee Period"), the Company agrees, subject to Section 4.1(i), to support the nomination of, and the Company's Nominating Committee shall recommend to the Board of Directors the inclusion in the slate of nominees recommended by the Board of Directors to stockholders for election as directors at each annual meeting of stockholders of the Company (A) six Stockholder Designees if the Stockholders beneficially own a number of shares of Common Stock equal to 66 2/3% or more of the Shares, (B) four Stockholder Designees if the Stockholders beneficially own a number of shares of Common Stock equal to 50% or more but less than 66 2/3% of the Shares, or (C) two Stockholder Designees if the Stockholders beneficially own 25% or more but less than 50% of the Shares (each a "Beneficial Ownership Threshold"); provided, that in no event will more than four of such Stockholder Designees be Associates of Apollo (each Stockholder Designee who is an Associate of Apollo is hereafter referred to as an "Apollo Director"). Notwithstanding the foregoing, if at any time after the third anniversary of the Effective Date, the number of shares of Company Common Stock beneficially owned by the Stockholders aggregate less than forty percent (40%) of the total number of shares of the Company's Common Stock of all classes entitled to vote in the election of directors as are then outstanding ("Total Shares Outstanding"), the maximum number of Stockholder Designees shall be the lowest whole number which when compared to the total number of directors of the Company (including all vacancies) is equal to or greater than the percentage which the aggregate number of shares of Company Common Stock beneficially owned by the Stockholders bears to the Total Shares Outstanding.

  (b) If any vacancy on the Company's Board of Directors occurs (by virtue of the death, retirement, disqualification, removal from office or other cause of a Stockholder Designee), prior to a meeting of the Company's stockholders, the Nominating Committee shall appoint, subject to Section 4.1(i), a person designated by Apollo to fill such vacancy (except if such vacancy occurs as a result of the reduction of the number of Stockholder Designees entitled to be included on the Board of Directors by reason of a decrease in the Stockholders' beneficial ownership of Common Stock pursuant to Section 4.1(a)) and each such person shall be a Stockholder Designee for purposes of this Agreement.

  (c) In the event the size of the Company's Board of Directors is increased, Apollo will have the right, subject to Section 4.1(i) hereof, to nominate such additional number of persons to serve as Stockholder Designees such that the total number of Stockholder Designees is equal to the lowest whole number which when compared to the total number of directors (including all vacancies) of the Company, is equal to or greater than the percentage which the aggregate number of shares of Company Common Stock then beneficially owned by the Stockholders bears to the Total Shares Outstanding.

  (d) On the Effective Date, the Company will cause the persons indicated on
Schedule 4.1 to be initially named to a nominating committee (the "Nominating Committee") of the Board of Directors and at all times during the Stockholder Designee Period, (i) the size of the Nominating Committee will be fixed at five members, two of whom will be Stockholder Designees who are Apollo Directors and one of whom will be the Chief Executive Officer (if he or she is a director), and (ii) nominees for director that are not Stockholder Designees shall be designated exclusively by vote of not less than a majority of the members of the Nominating Committee.

  (e) Notwithstanding the foregoing, the Company shall have no obligation to support the nomination, recommendation or election of any Stockholder Designee pursuant to this Section 4.1 or any other obligation under this Section 4.1 if the Stockholders are in breach of any material provision of this Agreement.

  (f) Other than any committee formed for the purpose of considering matters relating to the Stockholders or as set forth above with respect to the Nominating Committee, (i) if the Stockholders are entitled to include at least four Stockholder Designees for election to the Board of Directors under this Agreement, the Stockholders shall be entitled to have such number of Stockholder Designees serve on each committee of the Board of Directors that provides the Stockholders with representation (as a percentage) equal to no less than the percentage which the number of shares of Common Stock beneficially owned by the Stockholders bears to the Total Shares Outstanding, provided that under no circumstances shall Apollo Directors serve as a majority of any committee other than a committee formed for the purpose of considering matters relating to the cash or other compensation of officers and employees of the Company; or (ii) if the Stockholders are entitled to include two Stockholder Designees for election to the Board of Directors under this agreement, the Stockholders shall be entitled to have one Stockholder Designee serve on each committee of the Board of Directors.

  (g) Upon any decrease in the Stockholders' beneficial ownership of Common Stock below any Beneficial Ownership Threshold, Apollo shall use its best efforts to cause a number of Stockholder Designees to offer to immediately resign from the Company's Board of Directors (subject to acceptance by the Board of Directors) such that the number of Stockholder Designees serving on the Board of Directors immediately thereafter will be equal to the number of Stockholder Designees which Apollo would then be entitled to designate under
Section 4.1(a). Upon termination of the Stockholder Designee Period, Apollo shall promptly offer to cause all of the Stockholder Designees to resign from the Board of Directors (subject to acceptance by the Board of Directors) thereof and the Company's obligations under this Section 4.1 shall terminate.

  (h) The Company and each Stockholder shall use commercially reasonable efforts to call, or cause the appropriate officers and directors of the Company to call, a special meeting of stockholders of the Company and to vote all of the shares of Common Stock owned or held of record by them for, or to cause to be taken actions by written consent in lieu of any such meeting necessary to cause, the removal (with or without cause) of any Stockholder Designee if Apollo requests such director's removal in writing for any reason.

  Except as provided in this Section 4.1(h), each Stockholder agrees that, at any time that it is then entitled to vote for the election or removal of directors, it will not vote in favor of the removal of any Stockholder Designee unless (i) such removal shall be at the request of Apollo pursuant to the provisions of Section 4.1(h), (ii) the right of the party who nominated such director to do so has terminated in accordance with Section 4.1(a) above, or (iii) such removal is in accordance with the requirements of Section 4.1(i) below.

  (i) Notwithstanding the provisions of this Section 4.1, Apollo shall not be entitled to designate any person to the Company's Board of Directors (or any committee thereof) in the event that (x) the Company receives a written opinion of its outside counsel that such Stockholder Designee would not be qualified under applicable law, rule or regulation to serve as a director of the Company or (y) if the Nominating Committee objects to such Stockholder Designee because such Stockholder Designee has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D or such person is currently the target of an investigation by any governmental authority or agency relating to felonious criminal activity or is subject to any order, decree, or judgment of any court or agency prohibiting service as a director of any public company or providing investment or financial advisory services and, in any such event, Apollo shall withdraw the designation of such proposed Stockholder Designee and designate a replacement therefor (which replacement Stockholder Designee shall also be subject to the requirements of this Section). The Company shall use its reasonable best efforts to notify Apollo of any objection to a Stockholder Designee sufficiently in advance of the date on which proxy materials are mailed by the Company in connection with such election of directors to enable Apollo to propose a replacement Stockholder Designee in accordance with the terms of this Agreement. Apollo agrees to remove any Stockholder Designee objected to by the Nominating Committee on the grounds specified in clause (y) above.

  (j) The Company shall not, and shall not permit any of its subsidiaries to, without the consent of two-thirds of the entire Board of Directors of the Company, take any action that under the Charter Documents or this Agreement requires the approval of two-thirds of the entire Board of Directors of the Company if any of the Stockholder Designees approving (and whose vote is necessary to approve) such action are Persons whose removal from the Board of Directors has been requested at or prior to the time of such action by Apollo pursuant to Section 4.1(a), unless such action has been ratified by the reconstituted Board of Directors following such removal and election of successors.

  (k) Each Stockholder Designee serving on the Board of Directors shall be entitled to all compensation and stock incentives granted to directors who are not employees of the Company on the same terms provided to such directors.

  (l) Notwithstanding anything in this Agreement to the contrary, in connection with a Transfer of at least 66 2/3% of the Shares to a single transferee, whether by a single transaction or a series of transactions, Apollo may, by written notice to the Company, and with the affirmative approval of not less than two-thirds of the entire Board of Directors of the Company (including a vote that complies with Section 3.09(d)(2) of the Company's By-laws) assign all rights granted to Apollo under this Section 4.1 to such transferee (to the exclusion of other Stockholders) and, without limiting the foregoing, such transferee's rights to designate directors under this Section 4.1 shall not be reduced until such transferee ceases to beneficially own at least 66 2/3%, 50% or 25%, as the case may be, of the number of Shares or as such number of directors is otherwise reduced in accordance with Section 4.1. Any approval to such Transfer by the requisite vote of the Company's Board of Directors shall constitute the approval referred to in Section 203(a)(1) of the Delaware General Corporation Law, as amended.

  Section 4.2 Voting. Each Stockholder agrees that during the Standstill Period such Stockholder shall, and shall cause its Affiliates to, use commercially reasonable efforts to be present, in person or represented by proxy, at all meetings of stockholders of the Company so that all Voting Securities beneficially owned by such Stockholder shall be counted for the purpose of determining the presence of a quorum at such meetings. Each Stockholder agrees that during the Standstill Period in connection with the election of directors of the Company, such Stockholder shall vote or cause to be voted all Voting Securities beneficially owned by such Stockholder to elect all individuals nominated by the Nominating Committee, unless to do so would violate the provisions of Section 4.1. Notwithstanding the foregoing, during the effectiveness of the Proxy and Voting Agreement (the "Proxy Agreement"), dated the date hereof, between Apollo Management, L.P. and the Other Stockholders, the Other Stockholders may rely (in accordance with the terms thereof) on the proxy designated therein to take any action required by this
Section 4.2 on their behalf.

                                  ARTICLE V.

                                  Standstill

  Section 5.1 Standstill. During the period beginning on the date hereof and ending on the earliest to occur of (A) the tenth anniversary of the Effective Date, (B) the date on which the Stockholders own, collectively, Voting Securities which would represent less than 10% of the voting power in the general election of directors of the Company, on a fully diluted basis, of all Voting Securities then outstanding or (C) a Termination Event under any subdivision of Section 5.2 (such period, the "Standstill Period"), each Stockholder will not, and will cause each of its Affiliates and Associates (provided, however, that this Section 5.1 shall not relate to Voting Securities of Associates to the extent such Voting Securities were originally acquired by such Associates pursuant to the Merger Agreement or the GranCare Merger Agreement or were acquired prior to the date hereof) not to, directly or indirectly:

    (i) acquire, offer to acquire (by tender or exchange offer or otherwise), or agree to acquire, by purchase or otherwise, any Voting Securities or voting rights or direct or indirect rights or options to acquire any Voting Securities of the Company or any of its Affiliates other than (A) the exercise of convertible securities acquired in compliance with the terms of this Agreement, or an acquisition as a result of a stock split, stock dividend or similar recapitalization, (B) the acquisition of shares of Common Stock pursuant to the Merger Agreement or the GranCare Merger Agreement, (C) acquisitions by all Stockholders, their Affiliates and Associates in the aggregate of Voting Securities representing up to the lesser of (x) an additional 5% of the total number of Voting Securities outstanding immediately after the Effective Time (as such number may be appropriately adjusted to reflect stock splits, reverse stock splits, stock dividends or any other recapitalization of the Company) or (y) an aggregate number of Voting Securities (including the Shares) equal to 49% of the Total Shares Outstanding; (D) stock options or similar rights granted by the Company to an Affiliate of such Stockholder as compensation for performance as a director or officer of the Company or its subsidiaries (and any shares issuable upon exercise thereof), (E) transfers among Stockholders or (F) any rights which are granted to all stockholders of the Company (and any share issuable upon exercise thereof); provided, however, that if the Stockholders or any of their Affiliates or Associates in good faith inadvertently acquire not more than 100,000 shares of Common Stock in violation of these provisions and within 15 days after the first date on which the Stockholders have actual knowledge (including by way of written notice given by the Company) that a violation has occurred, the Stockholders or any of their Affiliates or Associates shall have transferred any shares of Common Stock held in violation of these provisions to unrelated third parties so that the Stockholders and their Affiliates or Associates no longer beneficially own any such shares or have any agreement or understanding relating to such shares, this Section 5.1 shall be deemed not to have been violated; and provided further, that no violation of this provision shall be deemed to have occurred by reason of the indirect acquisition of beneficial ownership of securities resulting from (aa) investments in investment funds as to which no Stockholder or Affiliate or Associate thereof has control or power to control with respect to voting or investment decisions or (bb) acquisitions of securities by a limited partner in any Stockholder or Affiliates or Associates thereof as to which limited partner no Stockholder or its Affiliates or Associates has control or power to control;

    (ii) except pursuant to this Agreement or the Proxy Agreement, form, join or in any way participate in a Group with respect to any securities of the Company or its Affiliates, other than with other Stockholders or Affiliates or Associates of any Stockholder; provided, however, that in the case of securities other than Voting Securities, Stockholders may participate in a Group with respect thereto with the prior approval of two-thirds of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third party);

    (iii) grant a proxy to any Person other than (I) an Affiliate or Associate of a Stockholder, (II) the proxy granted to Apollo pursuant to the Proxy Agreement or (III) proxies designated by the Board of Directors of the Company in connection with any contested election, or otherwise make, or in any way cause or participate in, any "solicitation" of "proxies" to vote (as those terms are defined in Regulation 14A under the Exchange Act) with respect to the Company or its Affiliates, or communicate with, seek to advise, encourage or influence any Person, in any manner, with respect to the voting of, securities of the Company or its Affiliates, or become a "participant" in any "election contest" (as those terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company or its Affiliates (other than (A) non-public communications with other Stockholders or Affiliates or Associates of any Stockholder which would not require public disclosure by any Person or (B) with the prior approval of a two thirds majority of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third party));

    (iv) initiate, propose or, except with the prior approval of two-thirds of the entire Board of Directors (which approval is requested in a manner which does not require disclosure publicly or to any third parties) otherwise solicit stockholders for the approval of one or more stockholder proposals with respect to the Company or its Affiliates or induce or attempt to induce any other Person to initiate any stockholder proposal or seek election to or seek to place a representative on the Board of Directors of the Company (except pursuant to Section 4.1 of this Agreement) or its Affiliates or seek the removal of any member of the Board of Directors of the Company or its Affiliates (for this purpose, the actions of the Stockholder Designees in communicating (without public disclosure or disclosure to third parties) with the Board of Directors in their capacity as directors of the Company, and non-public communication by a Stockholder with other Stockholders or Affiliates of any Stockholder which would not require public disclosure by any Person, shall not be deemed to be in contravention of this paragraph (iv)); or

    (v) make any public announcement with respect to, or submit any proposal for, any transaction involving the Company, on the one hand, and Apollo or any Affiliates of Apollo, on the other hand, which would be deemed a "business combination" under the provisions of Section 203(c)(3)(i)-(iv) of the DGCL, whether or not such proposal might require public disclosure by the Company, unless such proposal is directed and disclosed solely to the Board.

provided, that this Section 5.1 shall not restrict or inhibit the rights of a Stockholder to exercise its voting rights as a stockholder of the Company (subject to Section 4.2).

  Section 5.2 Early Termination of Standstill. The obligations of the Stockholders under Section 5.1 shall terminate at the election of the Stockholders (by majority vote) upon the occurrence of any of the following events (each a "Termination Event"):

    (a) At least $10 million in indebtedness for monies borrowed by the Company or its subsidiaries shall have been accelerated;

    (b) One or more judgments or decrees shall be entered against the Company or any of its Subsidiaries involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $10 million or more and any such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof;

    (c) The Company or any material subsidiary shall file a petition in bankruptcy or for reorganization or for an arrangement or any composition, readjustment, liquidation, dissolution or similar relief pursuant to Title 11 of the United States Code or under any similar present or future federal law or the law of any other jurisdiction or shall be adjudicated a bankrupt or insolvent, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or for all or any substantial part of its property, or shall make a general assignment for the benefit of its creditors;

    (d) A petition or answer shall be filed proposing the adjudication of the Company or any material subsidiary as bankrupt or its reorganization or arrangement, or any composition, readjustment, liquidation, dissolution or similar relief with respect to it pursuant to Title 11 of the United States Code or under any similar present or future law or the law or any other jurisdiction, and the Company shall consent to or acquiesce in the filing thereof, or such petition or answer shall not be discharged or denied within 60 days after the filing thereof;

    (e) The Company shall be in material breach of its obligations to the Stockholders under their Registration Rights Agreement and such breach shall not have been cured within 20 days after receipt by the Company from the Stockholders of a written notice specifying such breach and requiring it to be remedied, and the Company shall not in good faith be contesting whether such breach has occurred;

    (f) If the Company shall, in breach of its obligations under this Agreement, fail to nominate for election to the Board of Directions any Stockholder Designee who satisfies the requirements for designation to the Board of Directors set forth in Section 4.1 (i) or if the stockholders of the Company shall fail to elect to the Board of Directors all Stockholder Designees nominated in accordance with Section 4.1; or

    (g) At any time after the expiration of six (6) years from the Effective
  Date.

  Section 5.3 Notice of Proposed Acquisitions. In order to enable the Stockholders to comply with the provisions of Section 5.1, prior to the end of the Standstill Period, none of the Other Stockholders shall acquire, offer to acquire (by tender or exchange offer or otherwise), or agree to acquire, by purchase or otherwise, any Voting Securities or voting rights or direct or indirect rights or options to acquire any Voting Securities of the Company or any of its Affiliates (other than as contemplated by Sections 5.1(i)(A), (B), (D), (E) or (F) hereof) without prior written consent of Apollo.

                                  ARTICLE VI.

                                   Transfer

  Section 6.1 Transfer. Subject to the provisions of the Proxy Agreement, the Other Stockholders may sell, transfer, assign or otherwise dispose of any of the Shares; provided, however, that no Other Stockholder shall sell, transfer, assign or otherwise dispose of any of the Shares unless
(i) such Other Stockholder delivers written notice to Apollo of its intent to transfer Shares not less than five (5) business days prior to such transfer, and (ii) if such transfer occurs other than pursuant to an Exempted Transfer (as defined below), such transferee becomes a party to this Agreement (whereupon such transferee shall become an "Other Stockholder" hereunder). Any purported transfer in violation of the provisions of this Agreement (an "Unauthorized Transfer") shall be null and void. The Company will not register, recognize or give effect to an Unauthorized Transfer and the purported transferee of any Shares pursuant to an Unauthorized Transfer will not thereby acquire any rights in such Shares. The Company will, immediately upon becoming aware of an actual or attempted Unauthorized Transfer, instruct the transfer agent for the Shares to issue an appropriate stop transfer order with regard to such transaction or attempted transaction.

  An "Exempted Transfer" hereunder (which shall not be subject to the transfer conditions set forth in clause (ii) of the first sentence of the preceding paragraph) shall mean: (a) any transfer by any Other Stockholder to its respective equity owners, whether by way of a distribution, return of capital, dividend or otherwise, or (b) any sale of Shares by any Other Stockholder either (1) pursuant to a registered public offering under the Securities Act,
(2) pursuant to Rule 144 or Rule 145 promulgated under the Securities Act or
(3) pursuant to a broker to broker sale executed on any national securities exchange or traded on the National Market System of NASDAQ.

  Section 6.2 Tag-Along Rights. If Apollo or any of their respective Affiliates proposes to enter into an agreement with respect to or otherwise enter into a bona fide sale transaction (a "Third-Party Sale") of Shares to a third party other than an Affiliate of Apollo, Apollo shall first provide the Company and each Other Stockholder a written notice (the "Third Party Sale Notice") specifying (i) the nature and amount of consideration to be paid to the Stockholders upon consummation of the Third Party Sale, (ii) the identity of the third party purchaser, and (iii) all other material terms of such proposed Third Party Sale, including the proposed closing date. If an Other Stockholder delivers a written notice (a "Co-Sale Notice") to Apollo on or prior to the fifth business day after the giving of the Third Party Sale Notice, such Other Stockholder shall be permitted to sell, on the same terms as Apollo, a portion of the total number of Shares sold in such Third Party Sale equal to the lesser of (i) the amount specified by such Other Stockholder in its Co-Sale Notice and (ii) the product of (A) such Other Stockholder's Allocation Percentage and (B) the total number of Shares to be sold in such Third Party Sale. The "Allocation Percentage" of each Other Stockholder at any time will be a fraction, the numerator of which is the number of Shares owned by such Other Stockholder and the denominator of which is the number of Shares owned by all Stockholders desiring to include Shares in such Third Party Sale. The provisions of this Section 6.2 shall not apply to any transfer to an Affiliate of Apollo or pursuant to a public offering.

  Section 6.3 Drag-Along Rights. (a) Each Stockholder shall transfer all, but not less than all Shares then owned by such Stockholder, in connection and together with the sale of all, but not less than all of the Shares then owned by Apollo and its Affiliates and the Other Stockholders in a bona fide transaction (a "Drag Transaction") to any person who is not an Affiliate of Apollo (a "Purchaser"). Prior to consummating any Drag Transaction, Apollo will deliver to each Other Stockholder a written notice (a "Sale Notice") specifying (i) the nature and aggregate amount of consideration (the "Sale Price") to be paid to the Stockholders upon the consummation of the Drag Transaction, (ii) the identity of the Purchaser, and (iii) all other material terms of such proposed Drag Transaction, including the proposed date of the closing of the Drag Transaction (the "Drag Transaction Closing Date"). On the Drag Transaction Closing Date, each Stockholder shall sell to the Purchaser 100% of the Shares then held by such Stockholder on the terms and subject to the conditions set forth in the Sale Notice. If any Stockholder fails to deliver certificates representing its Shares as required by this Section 6.3, such Stockholder (i) shall not be entitled to the consideration it is to receive in the Drag Transaction until it cures such failure (provided, that after curing such failure it shall be so entitled to such consideration without interest), (ii) shall for all purposes be deemed no longer to be a stockholder of the Company and have no voting rights, (iii) shall not be entitled to any dividends or other distributions declared after the Drag Transaction Closing Date with respect to the Shares held by it, (iv) shall have no other rights or privileges granted to Stockholders under this or any future agreement and (v) in the event of liquidation of the Company, its rights with respect to any consideration it would have received if it had complied with this Section 6.3, if any, shall be subordinate to the rights of any equity holder. This Section 6.3 shall inure to the benefit of, and be enforceable by, Apollo and its Related Persons. "Related Person" means, with respect to any person, (i) any Affiliate of such person, (ii) any investment manager, investment advisor or general partner of such person, and (iii) any investment fund, investment account or investment entity whose investment manager, investment advisor or general partner is such person or a Related Person of such person.

  (b) The obligations of the Other Stockholders pursuant to this Section 6.3 are subject to the satisfaction of the following conditions:

    (i) if any Stockholder is given an option as to the form and amount of consideration to be received, all Stockholders will be given the same option (except that no Stockholder shall be required in any circumstance to accept consideration for its Shares in a form other than cash, cash equivalents or securities listed for trading on any national securities exchange or traded on the National Market System of NASDAQ);

    (ii) no Other Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag Transaction (excluding modest expenditures for its own postage, copies, etc., and the fees and expenses of its own counsel retained by it), and no Other Stockholder shall be obligated to pay more than its or his pro rata share (based upon the amount of consideration received for or with respect to its or his Shares) of reasonable expenses incurred in connection with such Drag Transaction to the extent such costs are incurred for the benefit of all Stockholders and are not otherwise paid by the Company or the acquiring party (including the costs of one counsel chosen by Apollo on behalf of the Stockholders and one counsel chosen by the holders of a majority of the Shares held by the Other Stockholders) (costs incurred by or on behalf of an Other Stockholder for its or his sole benefit will not be considered costs of the transaction hereunder); provided, however, that any Other Stockholder's liability for its or his pro rata share of such allocated expenses shall be capped at the total purchase price received by such Other Stockholder for its or his Shares; and

    (iii) (A) in the event that the Stockholders are required to provide any representations or warranties in connection with the Drag Transaction, each Other Stockholder shall only be required to represent and warrant as to its or his title to its or his Shares, and such Other Stockholder's authority, power, and right to enter into and consummate such other purchase agreement without violating any other agreement or legal requirement, and (B) in the event that the Other Stockholders are required to provide any indemnities in connection with the Drag Transaction, then each Other Stockholder shall not be liable for more than his pro rata share (based upon the amount of consideration received for or with respect to its or his Shares) of any liability for indemnity and such liability shall not exceed the total purchase price received by such Other Stockholder for its or his Shares.

  Section 6.4 Regulatory Compliance Cooperation.

  (a) If a Regulated Holder (as defined below) determines that it has a Regulatory Problem, the Company and the other Stockholders will (i) take all such actions to avoid or cure such Regulatory Problem as are reasonably requested by such Regulated Holder in order (A) to effectuate and facilitate a Transfer by such Regulated Holder of any securities of the Company then held by such Regulated Holder to any Person designated by such Regulated Holder,
(B) to permit such Regulated Holder (or any Affiliate of such Regulated Holder) to exchange all or any portion of the Voting Securities of the Company then held by such Person on a share-for-share basis for shares of a class of nonvoting Securities of the Company, which nonvoting Securities shall be identical in all respects to such Voting Securities, except that such nonvoting Securities shall be nonvoting and shall be convertible into Voting Securities of the Company on such terms as are requested by such Regulated Holder in light of regulatory considerations then prevailing, and (C) to preserve and continue the respective allocation of the voting interests and powers with respect to the Company arising out of such Regulated Holder's ownership of Voting Securities of the Company and as provided in this Agreement before the transfers and amendments referred to above (including entering into such additional agreements as are reasonably requested by such Regulated Holder to permit a Person designated by such Regulated Holder to exercise voting power relinquished by such Regulated Holder upon any exchange of Voting Securities of the Company for nonvoting securities of the Company), and (ii) enter into such additional agreements, adopt such amendments to this Agreement, the Charter Documents of the Company and other relevant agreements and take such additional actions, in each case as are reasonably requested by such Regulated Holder, in order to effectuate the purpose and intent of the foregoing.

  (b) If a Regulated Holder elects to transfer securities of the Company to another Regulated Holder in order to avoid or cure a Regulatory Problem, the Company and the other Stockholders shall enter into such agreements with such other Regulated Holder and its Affiliates as it may reasonably request in order to assist such other Regulated Holder and its Affiliates in complying with all Applicable Laws. Such agreements may include restrictions on the conversion, redemption, repurchase or retirement of securities of the Company that would result or be reasonably expected to result in such Regulated Holder or its Affiliates holding more Voting Securities or total equity interests in the Company than it is permitted to hold under such Applicable Laws.

  (c) If a Regulated Holder has the right or opportunity to acquire any of the Company's or its Subsidiaries' securities (as the result of a preemptive offer, pro-rata offer or otherwise), at such Regulated Holder's request the Company will offer to sell (or if the Company is not the seller, to cooperate with the seller and such Regulated Holder to permit such seller to sell) such non-voting Securities on the same terms as would have existed had such Regulated Holder acquired the securities so offered and immediately requested their exchange for non-voting securities pursuant to Section 6.4(a).

  (d) Each Stockholder agrees to cooperate with the Company in complying with this Section 6.4, including voting to approve amending the Charter Documents or this Agreement in a manner reasonably requested by the Regulated Holder requesting such amendment.

  (e) The Company and each Stockholder agree not to amend or waive the voting or other provisions of the Company's certificate or articles of incorporation or by-laws, or other constitutive and governing instruments and documents, or this Agreement if in any such case such amendment or waiver would cause any Regulated Holder to have a Regulatory Problem and such Regulated Holder has so notified the Company that it would have a Regulatory Problem promptly after it has notice of such proposed amendment or wavier.

  (f) In this Agreement, the following capitalized terms have the meanings given to them below:

    "Regulated Holder" means any holder of the Company's securities that is (or that is a subsidiary of a bank holding company that is) subject to the various provisions of Regulation Y of the Board of Governors of the Federal Reserve Systems. 12 C.F.R., Part 225 (or any successor to Regulation Y).

    "Regulatory Problem" means (i) any set of facts or circumstances wherein it has been asserted by any governmental regulatory agency (or a Regulated Holder believes that there is a significant risk of such assertion) that such Person (or any bank holding company that controls such Person) is not entitled to hold, or exercise any material right with respect to, all or any portion of the securities of the Company which such Person holds or
  (ii) when such Person and its Affiliates would own, control or have power (including voting rights) over a greater quantity of securities of the Company than is permitted under any law or regulation or any requirement of any governmental authority applicable to such Person or to which such Person is subject.

  Section 6.5 Legend. Each certificate issued to represent any Shares shall bear the following (or a substantially equivalent) legend:

    The transfer of these securities is subject to restrictions set forth in a Stockholders Agreement, dated as of November 4, 1997, a copy of which is available for inspection at the office of the Corporation.

  Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon the completion of a public distribution of securities of the Company represented thereby) shall also bear such legend, unless the restrictions contained in this Agreement are no longer in effect.

                                 ARTICLE VII.

                                 Miscellaneous

  Section 7.1 Amendment and Modification. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by the party against whom the enforcement of such waiver is sought. This Agreement may not be amended, modified or supplemented other than by a written instrument signed by (a) the Company (in accordance with the approval of two-thirds of the entire Board of Directors, including a majority of the directors who are not an Affiliate or an Associate of any Stockholder), and (b) the holders of a majority of the Shares held by the Stockholders; provided, however, that so long as Apollo beneficially owns at least 25% of the Shares held by Apollo on the Effective Date, without the consent of Apollo, no amendment or modification which adversely affects the rights or duties of Apollo hereunder may be effected; and provided, further, that no amendment or modification that would have a material adverse effect on the rights or obligations of any Other Stockholder without similarly and proportionately (based on the respective number of Shares then owned by the Other Stockholders hereunder) affecting the rights and obligations of all Other Stockholders hereunder, or that would otherwise unfairly discriminate against any Other Stockholder shall be effective as to such Other Stockholder unless such Other Stockholder shall have consented in writing thereto. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

  Section 7.2 Successors and Assigns: Entire Agreement.

  (a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and executors, administrators and heirs; provided, that except as otherwise specifically permitted pursuant to this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Company without the prior written consent of each of the Stockholders.

  (b) This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

  Section 7.3 Separability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

  Section 7.4 Notices. All notices, demands, requests, consents or approvals (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally delivered or delivered by a reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given or delivered on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given or delivered on the next business day following delivery of such notice to a reputable overnight courier service.

  To the Company:

    Paragon Health Network, Inc.
    One Ravinia Drive, Suite 1500
    Atlanta, Georgia 30346
    Attn: Chief Executive Officer
    Fax: (770) 698-8199

  with a copy (which shall not constitute notice) to:

  To Apollo:

    c/o Apollo Advisors II, L.P.
    2 Manhattanville Road
    Purchase, New York 10577
    Attn: Tony Tortorelli
    Fax: (914) 694-8032

  with a copy (which shall not constitute notice) to:

    Sidley & Austin
    555 West Fifth Street
    Suite 4000
    Los Angeles, California 90013
    Attn: Robert W. Kadlec, Esq.
    Fax: (213) 896-6600

  To the Other Stockholders:

    To the address specified on the signature page executed by such Other Stockholder.

  Section 7.5 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of Delaware without giving effect to principles of conflicts of law.

  Section 7.6 Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

  Section 7.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

  Section 7.8 Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

  Section 7.9 Termination. Unless sooner terminated in accordance with its terms or as otherwise herein provided, this Agreement shall terminate upon the earlier to occur of (i) the mutual agreement by the parties hereto, (ii) with respect to any Stockholder, such Stockholder ceasing to own any Shares or
(iii) the tenth anniversary of the Effective Date.

  Section 7.10 Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived.

  Section 7.11 Pronouns. Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          PARAGON HEALTH NETWORK, INC.

                                          By:/s/ Susan Thomas Whittle
                                             ----------------------------------
                                             Name:
                                             Title:

                                          APOLLO:

                                          APOLLO INVESTMENT FUND III, L.P.

                                          By: Apollo Advisors II, L.P.
                                             Its General Partner

                                          By: Apollo Capital Management II, Inc.
                                             Its General Partner

                                          By:/s/ Michael Weiner
                                             ----------------------------------
                                             Name:
                                             Title:

                                             4,366,790 Shares of Common Stock

                                          APOLLO UK PARTNERS III, L.P.

                                          By: Apollo Advisors II, L.P.
                                             Its General Partner

                                          By: Apollo Capital Management II, Inc.
                                             Its General Partner

                                          By:/s/ Michael Weiner
                                             ----------------------------------
                                             Name:
                                             Title:

                                             161,396 Shares of Common Stock

                                          APOLLO OVERSEAS PARTNERS III, L.P.

                                          By: Apollo Advisors II, L.P.
                                             Its General Partner

                                          By: Apollo Capital Management II, Inc.
                                             Its General Partner

                                          By:/s/ Michael Weiner
                                             ----------------------------------
                                             Name:
                                             Title:

                                             261,011 Shares of Common Stock

                               OTHER STOCKHOLDERS

                                          CHASE EQUITY ASSOCIATES, L.P.

                                          By: Chase Capital Partners
                                             Its General Partner

                                          By:/s/ Brian J. Richmond
                                             ----------------------------------
                                             Name:
                                             Title:

                                             666,667 Shares of Common Stock

                                          Address for Notice:
                                          380 Madison Avenue
                                          12th Floor
                                          New York, New York 10017
                                          Attention: Christopher C. Behrens
                                          Telecopy No.: (212) 622-3101

                                          with a copy to:

                                          O'Sullivan Graev & Karabell, LLP
                                          30 Rockefeller Plaza
                                          New York, New York 10112
                                          Attention: Michael F. Killea, Esq.
                                          Telecopy No.: (212) 408-2420

                                          HEALTHCARE EQUITY PARTNERS, L.P.

                                          By: Beecken, Petty & Company, L.L.C.
                                             Its General Partner

                                          By:/s/ John W. Kneen
                                             ----------------------------------
                                             Name:
                                             Title:

                                             60,864 Shares of Common Stock

                                          Address for Notice:
                                          c/o Beecken, Petty & Company, L.L.C.
                                          901 Warrenville Road, Suite 205
                                          Lisle, Illinois 60532
                                          Attention: David K. Beecken
                                          Telecopy No.: (630) 435-0370

                                          HEALTHCARE EQUITY QP PARTNERS, L.P.

                                          By: Beecken, Petty & Company, L.L.C.
                                             Its General Partner

                                          By:/s/ John W. Kneen
                                             ----------------------------------
                                             Name:
                                             Title:

                                             186,050 Shares of Common Stock

                                          Address for Notice:
                                          c/o Beecken, Petty & Company, L.L.C.
                                          901 Warrenville Road, Suite 205
                                          Lisle, Illinois 60532
                                          Attention: David K. Beecken
                                          Telecopy No.: (630) 435-0370

                                    KEY CAPITAL CORPORATION

                                    By:/s/ Stephen R. Haynes
                                       ----------------------------------
                                       Stephen R. Haynes
                                       Vice President

                                       92,593 Shares of Company Common Stock

                                    Address for Notice:
                                    127 Public Square, 6th Floor
                                    Cleveland, OH 44114
                                    Attention: Stephen R. Haynes
                                    Telecopy No.: (216) 689-3204

                                    KEY EQUITY PARTNERS 97

                                    By:/s/ Stephen R. Haynes
                                      ----------------------------------
                                       Stephen R. Haynes
                                       Its: General Partner

                                       30,864 Shares of Company Common Stock

                                    Address for Notice:
                                    127 Public Square, 6th Floor
                                    Cleveland, OH 44114
                                    Attention: Stephen R. Haynes
                                    Telecopy No.: (216) 689-3204

                                          DRAX HOLDINGS L.P.

                                          By: Inman Corporation
                                             Its General Partner

                                          By:/s/ Burton W. Kanter
                                             ----------------------------------
                                             Name:
                                             Title:

                                             25,000 Shares of Common Stock

                                          Address for Notice:
                                          281 Broad Avenue South
                                          Naples, FL 33940
                                          Attention: Linda Hamilton
                                          Telecopy No.: (941) 262-0467

                                          WALNUT GROWTH PARTNERS
                                          LIMITED PARTNERSHIP

                                          By: Walnut GP, L.L.C.
                                             Its General Partner

                                          By:/s/ Michael Faber
                                             ----------------------------------
                                             Name:
                                             Title:

                                             24,691 Shares of Common Stock

                                          Address for Notice:
                                          Suite 700
                                          1227 25th Street, N.W.
                                          Washington, D.C. 20037
                                          Attention: Michael Faber
                                          Telecopy No.: (202) 296-2882

                                           /s/ Keith B. Pitts
                                          -------------------------------------
                                                     Keith B. Pitts


                                             50,000 Shares of Common Stock

                                          Address for Notice:
                                          c/o Paragon Health Network, Inc.
                                          1 Ravinia Drive, Suite 1500
                                          Atlanta, GA 30346
                                          Telecopy No.: (770) 379-0753

                                  SCHEDULE 4.1

Stockholder Designees

 Laurence M. Berg*+
 Peter P. Copses*+
 John H. Kissick*
 Robert L. Rosen

GranCare Nominees

 Gene E. Burleson
 Joel S. Kanter
 William G. Petty, Jr.

LCA Nominees

 Donald C. Beaver

Chief Executive Officer

 Keith B. Pitts+

--------
* Apollo Director
+ Nominating Committee

                         REGISTRATION RIGHTS AGREEMENT

  REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of November 4, 1997 by and among Paragon Health Network, Inc., a Delaware corporation (the "Company"), and each other person executing this Agreement (the "Investors").

  NOW, THEREFORE, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

  Section 1.1 Definitions. The following terms shall have the meanings ascribed to them below:

  "Apollo Holders" means, collectively, Apollo Investment Fund III, L.P., Apollo UK Partners III, L.P., and Apollo Overseas Partners III, L.P., and any transferee of an Apollo Holder unless the transferor notifies the Company that such transferee shall not be entitled to any of the rights of an Apollo Holder under Section 2.1 hereof.

  "Demanding Holder" means any Holder who has initiated a registration request in compliance with Section 2.1(a); provided, that any action required or permitted to be taken under this Agreement by any Demanding Holders shall be taken by action of the holders of a majority of the Registrable Securities held by such Demanding Holders.

  "Demand Registration" means a registration of Registrable Securities under the Securities Act pursuant to a request made under Section 2.1.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

  "Effective Date" means the date of the closing under the Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1997, among Apollo Management, L.P., on behalf of one or more managed investment funds, Apollo LCA Acquisition Corp. and the Company.

  "Holder" means each Investor that holds Registrable Securities and any party who shall hereafter acquire from an Investor and hold Registrable Securities.

  "Person" means any individual or a corporation, partnership, joint venture, association, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

  "Prospectus" means the prospectus included in any Registration Statement (including, without limitation, a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance on Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all materials incorporated by reference or deemed to be incorporated by reference in such Prospectus.

  "Registrable Security" means each Share held by a Holder until (i) it has been effectively registered under the Securities Act and disposed of pursuant to an effective registration statement (other than the Registration Statement on Form S-4 filed in connection with the Merger), (ii) it is sold under circumstances in which all of the applicable conditions of Rule 144 (or any similar provisions then in force) under the Securities Act are met, including a sale pursuant to the provisions of Rule 144(k) or (iii) it has been otherwise transferred and it may be resold by the person receiving such Share without registration under the Securities Act.

  "Registration Statement" means any registration statement of the Company that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

  "Selling Holder" means a Holder who sells or proposes to sell Registrable Securities pursuant to a registration statement under the Securities Act.

  "Shares" means the shares of common stock, par value $.01 per share of the Company.

  "Underwriter" means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer's market-making activities.

                                  ARTICLE II

                              REGISTRATION RIGHTS

  Section 2.1 Demand Registration.

  (a) Request for Registration. At any time and from time to time on or after the Effective Date the Apollo Holders collectively may make a total of two written requests for a Demand Registration of not less than 10% of the Registrable Securities held by the Apollo Holders; provided, that the Company shall in no event be obligated to effect more than one Demand Registration in any 12-month period. Each such request will specify the number of Registrable Securities proposed to be sold and will also specify the intended method of disposition thereof.

  If Holders of a majority of the then outstanding Registrable Securities requested to be included in such registration pursuant to Section 2.1(a) request that such Demand Registration be a "shelf" registration pursuant to Rule 415 under the Securities Act, the Company shall file such Demand Registration under Rule 415 and shall keep the Registration Statement filed in respect thereof effective for a period which shall terminate on the earlier of
(i) twelve months from the date on which the Commission declares such Registration Statement effective and (ii) the date on which all Registrable Securities covered by such Registration Statement have been sold pursuant to such Registration Statement.

  (b) Effective Registration. A registration will not be deemed to have been effected as a Demand Registration unless it has been declared effective by the Commission and the Company has complied in all material respects with its obligations under this Agreement with respect thereto; provided that if, the amount of Registrable Securities to be registered on behalf of the Demanding Holders is reduced by more than 10% pursuant to Section 2.3(a) hereof or if after such Demand Registration has become effective, the offering of Registrable Securities pursuant to such registration is or becomes the subject of any stop order, injunction or other order or requirement of the Commission or any other governmental or administrative agency, or if any court prevents or otherwise limits the sale of Registrable Securities pursuant to the registration (for any reason other than the acts or omissions of the Holders), such registration will be deemed not to have been effected. If (i) a registration requested pursuant to this Section 2.1 is deemed not to have been effected or (ii) the registration requested pursuant to this Section 2.1 does not remain effective for a period of at least 200 days, or twelve months with respect to a "shelf" registration, beyond the effective date thereof or until the consummation of the distribution by the Holders of the Registrable Securities included in such registration statement, then such registration statement shall not count as one of the two Demand Registrations that may be requested by the Demanding Holder(s) in question and the Company shall continue to be obligated to effect a registration pursuant to this Section 2.1.

  The Demanding Holders may withdraw all or any part of the Registrable Securities from a Demand Registration at any time (whether before or after the filing or effective date of such Demand Registration), and if all such Registrable Securities are withdrawn, to withdraw the demand related thereto. If at any time a Registration Statement is filed pursuant to a Demand Registration, and subsequently a sufficient number of Registrable Securities are withdrawn from the Demand Registration so that such Registration Statement does not cover at least the required amounts specified by Section 2.1(a), and an additional number of Registrable Securities is not so included, the Company may (or shall, if requested by the Demanding Holders) withdraw the Registration Statement, provided that if the Demanding Holders bear the expenses associated with such withdrawn Registration Statement, such Registration Statement will not count as a Demand Registration and the Company shall continue to be obligated to effect a registration pursuant to this
Section 2.1. If the Demanding Holders determine to bear such expenses, such expenses shall be borne by the Demanding Holder(s) whose withdrawal of Registrable Securities resulted in such Registration Statement not covering the specified required amounts.

  (c) Selection of Underwriter. If the Demanding Holders so elect, the offering of Registrable Securities pursuant to a Demand Registration shall be in the form of an underwritten offering. The Demanding Holders shall select one or more nationally recognized firms of investment bankers to act as the book-running managing Underwriter or Underwriters in connection with such offering and shall select any additional investment bankers and managers to be used in connection with the offering.

  Section 2.2 Piggy-Back Registration. If at any time the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities by the Company for its own account or for the account of any securityholders of any class of its equity securities (other than (i) a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the Commission) or (ii) a registration statement filed in connection with an exchange offer or offering of securities solely to the Company's existing securityholders), including a Registration Statement relating to a Demand Registration, then the Company shall give written notice of such proposed filing to the Holders as soon as practicable (but in no event less than 20 days before the anticipated filing date), and such notice shall offer such Holders the opportunity to register such number of shares of Registrable Securities as each such Holder may request (which request shall specify the Registrable Securities intended to be disposed of by such Holder and the intended method of distribution thereof) (a "Piggy-Back Registration")
 .

  The Company shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the Registrable Securities requested by the Holders thereof to be included in a Piggy-Back Registration (the "Piggy-Back Holders") to be included on the same terms and conditions as any similar securities of the Company or any other securityholder included therein and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method of distribution thereof. Any Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any registration statement pursuant to this Section 2.2 by giving written notice to the Company of its request to withdraw. Subject to the provisions of Section 2.1, the Company may withdraw a Piggy-Back Registration at any time prior to the time it becomes effective, provided that the Company shall reimburse the Piggy-Back Holders for all reasonable out-of-pocket expenses (including counsel fees and expenses) incurred prior to such withdrawal.

  No registration effected under this Section 2.2, and no failure to effect a registration under this Section 2.2, shall relieve the Company of its obligations pursuant to Section 2.1, and no failure to effect a registration under this Section 2.2 and to complete the sale of Shares in connection therewith shall relieve the Company of any other obligation under this Agreement (including, without limitation, the Company's obligations under Sections 3.2 and 4.1).

  Section 2.3 Reduction of Offering.

  (a) Demand Registration. The Company may include in a Demand Registration Shares for the account of the Company and Registrable Securities for the account of the Piggy-Back Holders and Shares for the account of other holders thereof exercising contractual piggyback rights, on the same terms and conditions as the Registrable Securities to be included therein for the account of the Demanding Holders; provided, however, that (i) if the managing Underwriter or Underwriters of any underwritten offering described in
Section 2.1 have informed the Company in writing that it is their opinion that the total number of Shares which the Demanding Holders, the Company, any Piggy-Back Holders and any such other holders intend to include in such offering is such as to materially and adversely affect the success of such offering, then (x) the number of Shares to be offered for the account of such other holders shall be reduced (to zero, if necessary), in the case of this clause (x) pro rata in proportion to the respective number of Shares requested to be registered and (y) thereafter, if necessary, the number of Shares to be offered for the account of the Company (if any) shall be reduced (to zero, if necessary), to the extent necessary to reduce the total number of Shares requested to be included in such offering to the number of Shares, if any, recommended by such managing Underwriters (and if the number of Shares to be offered for the account of each such Person has been reduced to zero, and the number of Shares requested to be registered by the Demanding Holders and the Piggy-Back Holders exceeds the number of Shares recommended by such managing Underwriters, then the number of Shares to be offered for the account of the Demanding Holders and the Piggy-Back Holders shall be reduced pro rata in proportion to the respective number of Shares requested to be registered by the Demanding Holders and the Piggy-Back Holders) and (ii) if the offering is not underwritten, no other party (other than Piggy-Back Holders and any other holders exercising contractual piggyback rights not subject to the reduction contemplated by this clause (ii)), including the Company, shall be permitted to offer securities under any such Demand Registration unless a majority of the Shares held by the Demanding Holder or Holders consent to the inclusion of such shares therein.

  (b) Piggy-Back Registration.

  (i) Notwithstanding anything contained herein, if the managing Underwriter or Underwriters of any underwritten offering described in Section 2.2 have informed, in writing, the Piggy-Back Holders that it is their opinion that the total number of Shares that the Company and Holders of Registrable Securities and any other Persons desiring to participate in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then the number of Shares to be offered for the account of the Piggy-Back Holders and all such other Persons (other than the Company) participating in such registration shall be reduced (to zero, if necessary) or limited pro rata in proportion to the respective number of Shares requested to be registered to the extent necessary to reduce the total number of Shares requested to be included in such offering to the number of Shares, if any, recommended by such managing Underwriters; provided, however, that (A) if such offering is effected for the account of Demanding Holders pursuant to Section 2.1, then the number of Shares to be offered for the account of each Person shall be reduced in accordance with Section 2.3(a), and
(B) if such offering is effected for the account of any other securityholder of the Company, pursuant to the demand registration rights of such securityholder, then (x) the number of Shares to be offered for the account of the Piggy-Back Holders and any other holders that have requested to include Shares in such registration (but not such securityholders who have exercised their demand registration rights) shall be reduced (to zero, if necessary), in the case of this clause (x) pro rata in proportion to the respective number of Shares requested to be registered and (y) thereafter, if necessary, the number of Shares to be offered for the account of the Company (if any) shall be reduced (to zero, if necessary), to the extent necessary to reduce the total number of Shares requested to be included in such offering to the number of Shares, if any, recommended by such managing Underwriters.

  (ii) If the managing Underwriter or Underwriters of any underwritten offering described in Section 2.2 notify the Piggy-Back Holders or other Persons requesting inclusion in such offering that the kind of securities that the Piggy-Back Holders, the Company and any other Persons desiring to participate in such registration intend to include in such offering is such as to materially and adversely affect the success of such offering, then the Shares to be included in such offering by such Piggy-Back Holders shall be reduced as described in clause (i) above or if such reduction would, in the judgment of the managing Underwriter or Underwriters, be insufficient to substantially eliminate the adverse effect that inclusion of the Shares requested to be included would have on such offering, such Shares will be excluded from such offering.

                                  ARTICLE III

                            REGISTRATION PROCEDURES

  Section 3.1 Filings; Information. Whenever the Company is required to effect or cause the registration of Registrable Securities pursuant to Section 2.1, the Company will use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request:

  (a) The Company will as expeditiously as possible prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its best efforts to cause such filed Registration Statement to become and remain effective for a period of not less than 200 days, or twelve months with respect to a "shelf" registration (or such shorter period as is required to complete the distribution of the shares); provided that the Company may postpone the filing of a Registration Statement for a period of not more than 90 days from the date of receipt of the request in accordance with Section 2.1 if the Company reasonably determines that such a filing would adversely affect any proposed financing or acquisition by the Company and furnishes to the Demanding Holder a certificate signed by an executive officer of the Company to such effect; provided that the Company shall only be entitled to postpone any such filing one time in any twelve-month period. If the Company postpones the filing of a Registration Statement, it shall promptly notify the Purchasers in writing when the events or circumstances permitting such postponement have ended.

  (b) The Company will as expeditiously as possible prepare and file with the Commission such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective (subject to the penultimate paragraph of this Section 3.1) for a period of not less than 200 days, or twelve months with respect to a "shelf" registration, or such shorter period which will terminate when all securities covered by such Registration Statement have been sold (but not before the expiration of the 90-day period referred to in Section 4(3) of the Securities Act and Rule 174 thereunder, if applicable) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by each Selling Holder thereof set forth in such Registration Statement.

  (c) The Company will, prior to filing a Registration Statement or prospectus or any amendment or supplement thereto (including documents that would be incorporated or deemed to be incorporated therein by reference), furnish to each Selling Holder, counsel representing such Selling Holders, and each Underwriter, if any, of the Registrable Securities covered by such Registration Statement copies of such Registration Statement as proposed to be filed, together with exhibits thereto, which documents will be subject to review and comment by the foregoing within five days after delivery, and thereafter furnish to such Selling Holder, counsel and Underwriter, if any, for their review and comment such number of copies of such Registration Statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement and such other documents or information as such Selling Holder, counsel or Underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Selling Holder.

  (d) After the filing of the Registration Statement, the Company will promptly notify each Selling Holder of Registrable Securities covered by such Registration Statement, and (if requested by any such Selling Holder) confirm such notice in writing, (i) when a Prospectus or any supplement thereto or post-effective amendment has been filed and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective,
(ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or related Prospectus or for additional information, (iii) of the issuance by the Commission or any other Federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement or the initiation of any proceedings for that purpose,

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

(iv) if at any time when a prospectus is required by the Securities Act to be delivered in connection with sales of the Registrable Securities the representations and warranties of the Company contained in any agreement contemplated by Section 3.1(h) (including any underwriting agreement) cease to be true and correct in all material respects, (v) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (vi) of the happening of any event which makes any statement made in such Registration Statement or related Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in a Registration Statement, Prospectus or documents incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (vii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be necessary.

  (e) The Company will use its best efforts to (i) register or qualify the Registrable Securities under such other securities or blue sky laws of such jurisdictions in the United States as any Selling Holder reasonably (in light of such Selling Holder's intended plan of distribution) requests, and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities in the United States as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Selling Holder to consummate the disposition of the Registrable Securities owned by such Selling Holder; provided that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (e), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

  (f) The Company will take all reasonable actions required to prevent the entry, or obtain the withdrawal, of any order suspending the effectiveness of a Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any Registrable Securities for sale in any jurisdiction, at the earliest moment.

  (g) Upon the occurrence of any event contemplated by paragraph 3.1(d)(vi) or 3.1(d)(vii) above, the Company will (i) prepare a supplement or post-effective amendment to such Registration Statement or a supplement to the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such Prospectus will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and
(ii) promptly make available to each Selling Holder any such supplement or amendment.

  (h) The Company will enter into customary agreements (including, if applicable, an underwriting agreement in customary form and which is reasonably satisfactory to the Company) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities (the Selling Holders may, at their option, require that any or all of the representations, warranties and covenants of the Company to or for the benefit of such Underwriters also be made to and for the benefit of such Selling Holders).

  (i) The Company will make available to each Selling Holder (and will deliver to their counsel) and each Underwriter, if any, subject to restrictions imposed by the United States federal government or any agency or instrumentality thereof, copies of all correspondence between the Commission and the Company, its counsel or auditors and will also make available for inspection by any Selling Holder, any Underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other professional retained by any such Selling Holder or Underwriter, all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records") as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers and employees to supply all information reasonably requested by any Inspectors in connection with such Registration Statement. Each Selling Holder agrees that information obtained by it solely as a result of such inspections (not including any information obtained from a third party who, insofar as is known to the Selling Holder after reasonable inquiry, is not prohibited from providing such information by a contractual, legal or fiduciary obligation to the Company) shall be deemed confidential and shall not be used by it as the basis for any market transactions in the securities of the Company or its affiliates unless and until such information is made generally available to the public. Each Selling Holder further agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

  (j) The Company will furnish to each Selling Holder and to each Underwriter, if any, a signed counterpart, addressed to such Selling Holder or Underwriter, of (i) an opinion or opinions of counsel to the Company, and (ii) a comfort letter or comfort letters from the Company's independent public accountants, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the Selling Holders or the managing Underwriter therefor reasonably requests.

  (k) The Company will otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act.

  (l) The Company will use its best efforts (a) to cause the Registrable Securities to be listed on a national securities exchange (if such shares are not already so listed) and on each additional national securities exchange on which similar securities issued by the Company are then listed (if any), if the listing of such Registrable Securities is then permitted under the rules of such exchange or (b) to secure designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the National Association of Securities Dealers, Inc. (the "NASD").

  (m) The Company will appoint a transfer agent and registrar for all such Registrable Securities covered by such registration statement not later than the effective date of such Registration Statement.

  (n) Prior to the effective date of the first Demand Registration or the first Piggy-Back Registration, whichever shall occur first, (i) provide the transfer agent with printed certificates for the Registrable Securities in a form eligible for deposit with The Depository Trust Company, and (ii) provide a CUSIP number for the Registrable Securities.

  (o) In connection with an underwritten offering, the Company will participate, to the extent reasonably requested by the managing Underwriter for the offering or the Selling Holders, in customary efforts to sell the securities under the offering, including, without limitation, participating in "road shows."

  The Company may require each Selling Holder to promptly furnish in writing to the Company such information regarding the distribution of the Registrable Securities by such Selling Holder as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration including, without limitation, all such information as may be requested by the Commission or the NASD. The Company may exclude from such registration any Holder who fails to provide such information.

  Each Selling Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Sections 3.1(d)(iii),
(v), (vi) and (vii) hereof, such Selling Holder will forthwith

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

discontinue disposition of Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such Selling Holder's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3.1(g) hereof, and, if so directed by the Company, such Selling Holder will deliver to the Company all copies, other than permanent file copies, then in such Selling Holder's possession of the most recent Prospectus covering such Registrable Securities at the time of receipt of such notice. In the event the Company shall give such notice, the Company shall extend the period during which such Registration Statement shall be maintained effective (including the period referred to in Section 3.1(a) hereof) by the number of days during the period from and including the date of the giving of notice pursuant to Section 3.1(d)(iii), (v), (vi) or (vii) hereof to the date when the Company shall make available to the Selling Holders a Prospectus supplemented or amended to conform with the requirements of Section 3.1(g) hereof.

  In connection with any registration of Registrable Securities pursuant to
Section 2.2, the Company will take the actions contemplated by paragraphs (c),
(d), (e), (i), (j), (k), (1) and (n) above.

  Section 3.2 Registration Expenses. In connection with the Demand Registrations pursuant to Section 2.1 hereof, and any Registration Statement filed pursuant to Section 2.2 hereof, the Company shall pay the following registration expenses incurred in connection with the registration hereunder (the "Registration Expenses"): (i) all registration and filing fees, (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) printing expenses, (iv) the Company's internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties) and all fees and expenses incident to the performance of or compliance with this Agreement by the Company, (v) the fees and expenses incurred in connection with the listing of the Registrable Securities, (vi) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses of any comfort letters or costs associated with the delivery by independent certified public accountants of a comfort letter or comfort letters requested pursuant to Section 3.10) hereof), (vii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration, and (viii) reasonable fees and expenses of one firm of counsel for the Holders (together with necessary local counsel fees and expenses), which counsel shall be chosen by the Demanding Holders or, if none, by the Holders of a majority of the Registrable Securities being included in such Registration Statement. The Company shall have no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of Registrable Securities.

                                  ARTICLE IV

                       INDEMNIFICATION AND CONTRIBUTION

  Section 4.1 Indemnification by the Company. The Company agrees to indemnify and hold harmless each Selling Holder, its partners, officers, directors, employees and agents, and each Person, if any, who controls such Selling Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, officers, directors, employees and agents of such controlling Person (collectively, the "Controlling Persons"), from and against any loss, claim, damage, liability, reasonable attorneys' fee, cost or expense and costs and expenses of investigating and defending any such claim (collectively, the "Damages"), joint or several, and any action in respect thereof to which such Selling Holder, its partners, officers, directors, employees and agents, and any such Controlling Person may become subject under the Securities Act or otherwise, insofar as such Damages (or proceedings in respect thereof) arise out of, or are based upon, any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus relating to the Registrable Securities or any preliminary Prospectus, or arises out of, or are based upon, any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by a Selling Holder or Underwriter expressly for use therein, and shall reimburse each Selling Holder, its partners, officers, directors, employees and agents, and each such Controlling Person for any legal and other expenses reasonably incurred by that Selling Holder, its partners, officers, directors, employees and agents, or any such Controlling Person in investigating or defending or preparing to defend against any such Damages or proceedings; provided, however, that the Company shall not be liable to any Selling Holder to the extent that (a) any such Damages arise out of or are based upon an untrue statement or omission made in any preliminary prospectus if (i) such Holder failed to send or deliver a copy of the final Prospectus with or prior to the delivery of written confirmation of the sale by such Selling Holder to the Person asserting the claim from which such Damages arise, and (ii) the final Prospectus would have corrected such untrue statement or such omission; or (b) any such Damages arise out of or are based upon an untrue statement or omission in any Prospectus if (x) such untrue statement or omission is corrected in an amendment or supplement to such Prospectus, and (y) having previously been furnished by or on behalf of the Company with copies of such Prospectus as so amended or supplemented, such Holder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale of a Registrable Security to the Person asserting the claim from which such Damages arise. The Company also agrees to indemnify any Underwriters of the Registrable Securities, their officers and directors and each Person who controls such Underwriters on substantially the same basis as that of the indemnification of the Selling Holders provided in this Section 4.1.

  Section 4.2 Indemnification by Holders of Registrable Securities. Each Selling Holder agrees, severally but not jointly, to indemnify and hold harmless the Company, its officers, directors, employees and agents and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, together with the partners, officers, directors, employees and agents of such controlling Person, to the same extent as the foregoing indemnity from the Company to such Selling Holder, but only with reference to information related to such Selling Holder, or its plan of distribution, furnished in writing by such Selling Holder or on such Selling Holder's behalf expressly for use in any Registration Statement or Prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary Prospectus. In case any action or proceeding shall be brought against the Company or its officers, directors, employees or agents or any such controlling Person or its partners, officers, directors, employees or agents, in respect of which indemnity may be sought against such Selling Holder, such Selling Holder shall have the rights and duties given to the Company, and the Company or its officers, directors, employees or agents, controlling Person, or its partners, officers, directors, employees or agents, shall have the rights and duties given to such Selling Holder, under Section 4.1. Each Selling Holder also agrees to indemnify and hold harmless each other Selling Holder and any Underwriters of the Registrable Securities, and their respective officers and directors and each Person who controls each such other Selling Holder or Underwriter on substantially the same basis as that of the indemnification of the Company provided in this Section 4.2. The Company shall be entitled to receive indemnities from Underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above, with respect to information so furnished in writing by such Persons specifically for inclusion in any Prospectus or Registration Statement. In no event shall the liability of any Selling Holder be greater in amount than the dollar amount of the proceeds (net of payment of all expenses) received by such Selling Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

  Section 4.3 Conduct of Indemnification Proceedings. Promptly after receipt by any Person in respect of which indemnity may be sought pursuant to Section
4.1 or 4.2 (an "Indemnified Party") of notice of any claim or the commencement of any action, the Indemnified Party shall, if a claim in respect thereof is to be made against the Person against whom such indemnity may be sought (an "Indemnifying Party") notify the Indemnifying Party in writing of the claim or the commencement of such action, provided that the failure to notify the Indemnifying Party shall not relieve it from any liability except to the extent of any material prejudice resulting therefrom. If any such claim or action shall be brought against an Indemnified Party, and it shall notify the Indemnifying Party thereof, the Indemnifying Party shall be entitled to participate therein, and, to the extent that it wishes, jointly with any other similarly notified Indemnifying Party, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party; provided, that the Indemnifying Party acknowledges, in a writing in form and substance reasonably satisfactory to such Indemnified Party, such Indemnifying Party's liability for all Damages of such Indemnified Party to the extent specified in, and in accordance with, this

Article IV. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided that the Indemnified Party shall have the right to employ separate counsel to represent the Indemnified Party and its controlling Persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, but the fees and expenses of such counsel shall be for the account of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them, it being understood, however, that the Indemnifying Party shall not, in connection with any one such claim or action or separate but substantially similar or related claims or actions in the same jurisdiction arising out of the same general allegations or claims, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnified Parties, or for fees and expenses that are not reasonable. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding. Whether or not the defense of any claim or action is assumed by the Indemnifying Party, such Indemnifying Party will not be subject to any liability for any settlement made without its consent, which consent will not be unreasonably withheld.

  Section 4.4 Contribution. If the indemnification provided for in this
Article IV is unavailable to the Indemnified Parties in respect of any Damages referred to herein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Damages (i) as between the Company and the Selling Holders on the one hand and the Underwriters on the other, in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Holders on the one hand and the Underwriters on the other from the offering of the Registrable Securities, or if such allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits but also the relative fault of the Company and the Selling Holders on the one band and of the Underwriters on the other in connection with the statements or omissions which resulted in such Damages, as well as any other relevant equitable considerations, and (ii) as between the Company on the one hand and each Selling Holder on the other, in such proportion as is appropriate to reflect the relative fault of the Company and of each Selling Holder in connection with such statements or omissions, as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Holders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and Commissions but before deducting expenses) received by the Company and the Selling Holders bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page or underwriting section of the prospectus. The relative fault of the Company and the Selling Holders on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company and the Selling Holders or by the Underwriters. The relative fault of the Company on the one hand and of each Selling Holder on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

  The Company and the Selling Holders agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an

Indemnified Party as a result of the Damages referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, and no Selling Holder shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities of such Selling Holder were offered to the public (less underwriting discounts and commissions) exceeds the amount of any damages which such Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Each Selling Holder's obligation to contribute pursuant to this Section 4.4 is several and not joint.

  The indemnity, contribution and expense reimbursement obligations contained in this Article IV are in addition to any liability any Indemnifying Party may otherwise have to an Indemnified Party or otherwise. The provisions of this
Article IV shall survive, notwithstanding any transfer of the Registrable Securities by any Holder or any termination of this Agreement.

                                   ARTICLE V

                                 MISCELLANEOUS

  Section 5.1 Participation in Underwritten Registrations. No Person may participate in any underwritten registration hereunder unless such Person (a) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and these registration rights; provided that (i) no Selling Holder shall be required to make any representations or warranties except those which relate solely to such Holder and its intended method of distribution, and (ii) the liability of each such Holder to any Underwriter under such underwriting agreement will be limited to liability arising from misstatements or omissions regarding such Holder and its intended method of distribution and any such liability shall not exceed an amount equal to the amount of net proceeds such Holder derives from such registration; provided, however, that in an offering by the Company in which any Holder requests to be included in a Piggy-Back Registration, the Company shall use its best efforts to arrange the terms of the offering such that the provisions set forth in clauses (i) and (ii) of this Section 5.1 are true; provided further, that if the Company fails in its best efforts to so arrange the terms, the Holder may withdraw all or any part of its Registrable Securities from the Piggy-Back Registration and the Company shall reimburse such Holder for all reasonable out-of-pocket expenses (including counsel fees and expenses) incurred prior to such withdrawal.

  Section 5.2 Rules 144 and 144A. The Company covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act and that it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 or Rule 144A under the Securities Act, as such Rules may be amended from time to time, or
(b) any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

  Section 5.3 Holdback Agreements.

  (a) Restrictions on Public Sale by Holder of Registrable Securities. Each Holder agrees not to effect any public sale or distribution of the issue being registered or of a similar security of the Company, or any securities convertible into or exchangeable or exercisable for such securities, including a sale pursuant to Rule 144 or Rule 144A under the Securities Act, during the 14 days prior to, and during the 90-day period beginning on, the effective date of any registration statement filed by the Company (except as part of such registration), in the case of an underwritten public offering, if, and to the extent, requested by the managing underwriter or underwriters.

  The foregoing provisions shall not apply to any Holder that is prevented by applicable statute or regulation from entering into any such agreement; provided, however, that any such Holder shall undertake not to effect any public sale or distribution of the class of securities covered by such registration statement (except as part of such underwritten offering) during such period unless it has provided 60 days' prior written notice of such sale or distribution to the managing underwriter.

  (b) Restrictions on Sale by the Company and Others. The Company agrees and shall cause its Affiliates to agree (i) not to effect any public sale or distribution of any securities similar to those being registered in accordance with Section 2.1 hereof, or any securities convertible into or exchangeable or exercisable for such securities, during the 14 days prior to, and during the 90-day period beginning on, the effective date of any Registration Statement (except as part of such Registration Statement), in the case of an underwritten offering, if, and to the extent, reasonably requested by the managing Underwriter or Underwriters, and (ii) to use its best efforts to ensure that any agreement entered into after the date hereof pursuant to which the Company issues or agrees to issue any privately placed securities (other than to officers or employees) shall contain a provision under which holders of such securities agree not to effect any sale or distribution of any such securities during the periods described in (i) above, in each case including a sale pursuant to Rule 144 or Rule 144A under the Securities Act (except as part of any such registration, if permitted); provided, however, that the provisions of this paragraph (b) shall not prevent (x) the conversion or exchange of any securities pursuant to their terms into or for other securities or (y) the issuance of any securities to employees of the Company or pursuant to any employee plan.

  Section 5.4 Amendment and Modification. Any provision of this Agreement may be waived, provided that such waiver is set forth in a writing executed by the party against whom the enforcement of such waiver is sought. This Agreement may not be amended, modified or supplemented other than by a written instrument signed by (a) the Company (in accordance with the approval of two-thirds of the entire Board of Directors, including a majority of the directors who are not an Affiliate or an Associate of any Holder (each as defined in the Stockholders Agreement, dated as of the date hereof)), and (b) the holders of a majority of the Registrable Securities held by the Holders; provided, however, that so long as the Apollo Holders beneficially owns at least 25% of the Registrable Securities held by the Apollo Holders on the Effective Date, without the consent of the Apollo Holders, no amendment or modification which adversely affects the rights or duties of the Apollo Holders hereunder may be effected; and provided further, that no amendment or modification that would have a material adverse effect on the rights or obligations of any Holder without similarly and proportionately (based on the respective number of Shares then owned by the Holders hereunder) affecting the rights and obligations of all Holders hereunder, or that would otherwise unfairly discriminate against any Holder, shall be effective as to such Holder unless such Holder shall have consented in writing thereto. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement.

  Section 5.5 Successors and Assigns: Entire Agreement.

  (a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and executors, administrators and heirs; provided, that (i) except as otherwise specifically permitted pursuant to this Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by the Company without the prior written consent of each of the Holders and (ii) an Apollo Holder may assign a right to request a Demand Registration in connection with a transfer of Registrable Securities held by it.

  (b) This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

  Section 5.6 Separability. In the event that any provision of this Agreement or the application of any provision hereof is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected except to the extent necessary to delete such illegal, invalid or unenforceable provision unless that provision held invalid shall substantially impair the benefits of the remaining portions of this Agreement.

  Section 5.7 Notices. All notices, demands, requests, consents or approvals (collectively, "Notices") required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally delivered or delivered by a reputable overnight courier service with charges prepaid, or transmitted by hand delivery, telegram, telex or facsimile, addressed as set forth below, or such other address as such party shall have specified most recently by written notice. Notice shall be deemed given or delivered on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile. Notice otherwise sent as provided herein shall be deemed given or delivered on the next business day following delivery of such notice to a reputable overnight courier service.

  To the Company:

    Paragon Health Network, Inc.
    One Ravinia Drive
    Suite 1500
    Atlanta, Georgia 30346___

    Attn:

    Fax: (770) 698-8199

  with a copy (which shall not constitute notice) to:

  To Apollo Holders:

    c/o Apollo Advisors II, L.P.
    2 Manhattanville Road
    Purchase, New York 10577
    Attn: Tony Tortorelli
    Fax: (914) 694-8032

  with a copy (which shall not constitute notice) to:

    Sidley & Austin
    555 West Fifth Street
    Suite 4000
    Los Angeles, California 90013
    Attn: Robert W. Kadlec, Esq.
    Fax: (213) 896-6600

  To the other Investors:

    To the address specified on the signature page executed by such other Investor.

  Section 5.8 Governing Law. This Agreement shall be governed by and construed in accordance with the internal law of the State of New York, without giving effect to principles of conflicts of law.

  Section 5.9 Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

  Section 5.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original instrument and all of which together shall constitute one and the same instrument.

  Section 5.11 Further Assurances. Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement and the transactions contemplated hereby.

  Section 5.12 Termination. Unless sooner terminated in accordance with its terms or as otherwise herein provided, this Agreement shall terminate upon the earlier to occur of (i) the mutual agreement by the parties hereto, (ii) with respect to any Holder, such Holder ceasing to own any Registrable Securities or such Holder waiving, rescinding and terminating all of such Holder's rights under this Agreement or (iii) the fifteenth anniversary of the Effective Date.

  Section 5.13 Remedies. In the event of a breach or a threatened breach by any party to this Agreement of its obligations under this Agreement, any party injured or to be injured by such breach will be entitled to specific performance of its rights under this Agreement or to injunctive relief, in addition to being entitled to exercise all rights provided in this Agreement and granted by law. The parties agree that the provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense or objection in any action for specific performance or injunctive relief that a remedy at law would be adequate is waived.

  Section 5.14 Pronouns. Whenever the context may require, any pronouns used herein shall be deemed also to include the corresponding neuter, masculine or feminine forms.

  IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                          PARAGON HEALTH NETWORK, INC.


                                          By: /s/ Susan Thomas Whittle
                                             ----------------------------------
                                          Name:
                                          Title:

                                          APOLLO HOLDERS

                                          APOLLO INVESTMENT FUND III, L.P.

                                          By: Apollo Advisors II, L.P.
                                              Its General Partner

                                          By: Apollo Capital Management II, Inc.
                                              Its General Partner


                                          By: /s/ Michael Weiner
                                             ----------------------------------
                                          Name:
                                          Title:

                                          APOLLO UK PARTNERS III, L.P.

                                          By: Apollo Advisors II, L.P.
                                              Its General Partner

                                          By: Apollo Capital Management II, Inc.
                                              Its General Partner


                                          By: /s/ Michael Weiner
                                             ----------------------------------
                                          Name:
                                          Title:

                                          APOLLO OVERSEAS PARTNERS III, L.P.

                                          By: Apollo Advisors II, L.P.
                                              Its General Partner

                                          By: Apollo Capital Management II, Inc.
                                              Its General Partner


                                          By: /s/ Michael Weiner
                                             ----------------------------------
                                          Name:
                                          Title:

                                          OTHER INVESTORS

                                          CHASE EQUITY ASSOCIATES, L.P.

                                          By: Chase Capital Partners
                                              Its General Partner

                                          By: /s/ Brian J. Richmond
                                             ----------------------------------
                                          Name:
                                          Title:

                                          Address for Notice:
                                          380 Madison Avenue
                                          12th Floor
                                          New York, New York 10017
                                          Attention: Christopher C. Behrens
                                          Telecopy No.: (212) 622-3101

                                          with a copy to:

                                          O'Sullivan Graev & Karabell, LLP
                                          30 Rockefeller Plaza
                                          New York, New York 10112
                                          Attention: Michael F. Killea, Esq.
                                          Telecopy No.: (212) 408-2420

                                          HEALTHCARE EQUITY PARTNERS, L.P.

                                          By: Beecken, Petty & Company, L.L.C.
                                              Its General Partner

                                          By: /s/ John W. Kneen
                                             ----------------------------------
                                          Name:
                                          Title:

                                          Address for Notice:
                                          c/o Beecken, Petty & Company, L.L.C.
                                          901 Warrenville Road, Suite 205
                                          Lisle, Illinois 60532
                                          Attention: David K. Beecken
                                          Telecopy No.: (630) 435-0370

                                          HEALTHCARE EQUITY QP PARTNERS, L.P.

                                          By: Beecken, Petty & Company, L.L.C.
                                              Its General Partner

                                          By: /s/ John W. Kneen
                                             ----------------------------------
                                          Name:
                                          Title:

                                          Address for Notice:
                                          c/o Beecken, Petty & Company, L.L.C.
                                          901 Warrenville Road, Suite 205
                                          Lisle, Illinois 60532
                                          Attention: David K. Beecken
                                          Telecopy No.: (630) 435-0370

                                          KEY CAPITAL CORPORATION

                                          By: Stephen R. Haynes
                                             ----------------------------------
                                          Name: Stephen R. Haynes
                                          Title: Vice President

                                          Address for Notice:
                                          127 Public Square, 6th Floor
                                          Cleveland, OH 44114
                                          Attention: Stephen R. Haynes
                                          Telecopy No.: (216) 689-3204

                                          KEY EQUITY PARTNERS 97

                                          By: Stephen R. Haynes
                                             ----------------------------------
                                          Name: Stephen R. Haynes
                                          Title: General Partner

                                          Address for Notice:
                                          127 Public Square, 6th Floor
                                          Cleveland, OH 44114
                                          Attention: Stephen R. Haynes
                                          Telecopy No.: (216) 689-3204

                                          DRAX HOLDINGS L.P.

                                          By: Inman Corporation
                                              Its General Partner

                                          By: /s/ Burton W. Kanter
                                             ----------------------------------
                                          Name:
                                          Title:

                                          Address for Notice:
                                          281 Broad Avenue South
                                          Naples, FL 33940
                                          Attention: Linda Hamilton
                                          Telecopy No.: (941) 262-0467

                                          WALNUT GROWTH PARTNERS LIMITED
                                           PARTNERSHIP

                                          By: Walnut GP, L.L.C.
                                              Its General Partner

                                          By: /s/ Michael Faber
                                             ----------------------------------
                                          Name:
                                          Title:

                                          Address for Notice:
                                          Suite 700
                                          1227 25th Street, N.W.
                                          Washington, D.C. 20037
                                          Attention: Michael Faber
                                          Telecopy No.: (202) 296-2882

                                                     Keith B. Pitts
                                          -------------------------------------
                                                     Keith B. Pitts

                                             Address for Notice:
                                             c/o Paragon Health Network, Inc.
                                             1 Ravinia Drive, Suite 1500
                                             Atlanta, GA 30346
                                             Telecopy No.: (770) 379-0753

                                                                       ANNEX IV

                          AMENDED AND RESTATED BYLAWS
                                      OF
                         PARAGON HEALTH NETWORK, INC.
                           (A DELAWARE CORPORATION)
                                  ARTICLE I.

                            OFFICES AND FISCAL YEAR

  SECTION 1.01 Registered Office. The registered office of the corporation shall be in the City of Wilmington, County of New Castle, State of Delaware until otherwise established by a vote of a majority of the board of directors in office and a statement of such change is filed in the manner provided by statute.

  SECTION 1.02 Other Offices. The corporation may also have offices at such other places within or without the State of Delaware as the board of directors may from time to time determine or the business of the corporation requires.

  SECTION 1.03 Fiscal Year. The fiscal year of the corporation shall end on the 30th of September in each year.

                                  ARTICLE II.

                            MEETING OF STOCKHOLDERS

  SECTION 2.01 Place of Meeting. All meetings of the stockholders of the corporation shall be held at the registered office of the corporation or at such other place within or without the State of Delaware as shall be designated by the board of directors in the notice of such meeting.

  SECTION 2.02 Annual Meeting. The board of directors may fix the date, time and place of the annual meeting of the stockholders, and at said meeting the stockholders then entitled to vote shall elect directors and shall transact such other business as may properly be brought before the meeting.

  SECTION 2.03 Special Meetings. Special meetings of the stockholders of the corporation for any purpose or purposes for which meetings may lawfully be called, may be called at any time by the board of directors or by a committee of the board of directors which has been duly designated by the board of directors and whose powers and authority, as provided in a resolution of the board of directors or in these by-laws, include the power to call such meetings. Special meetings of the stockholders of the corporation may also be called by one or more stockholders holding in the aggregate no less than 25% of the then outstanding shares of the corporation's common stock. Special meetings of the stockholders of the corporation may not be called by any other person or persons. Business transactions at any special meeting of the stockholders shall be limited to the purpose stated in the notice.

  SECTION 2.04 Notice of Meetings. Written notice of the place, date and hour of every meeting of the stockholders, whether annual or special, shall be given to each stockholder of record entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting. Every notice of a special meeting shall state the purpose or purposes thereof.

  SECTION 2.05 Quorum, Manner of Acting and Adjournment. The holders of a majority of the stock issued and outstanding (not including treasury stock) and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, by the certificate of incorporation or by these by-laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement of the meeting, until a quorum shall be present or represented. At any such adjourned meeting, at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, of if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. When a quorum is present at any meeting, the vote of the holders of the majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the applicable statute, the certificate of incorporation or these by laws, a different vote is required in which case such express provision shall govern and control the decision of such question. Except upon those questions governed by the aforesaid express provisions, the stockholders present in person or by proxy at a duly organized meeting can continue to do business until adjournment, notwithstanding withdrawal of enough stockholders to leave less than a quorum.

  SECTION 2.06 Organization. At every meeting of the stockholders, the chairman of the board, if there be one, or in the case of a vacancy in the office or absence of the chairman of the board, one of the following persons present in the order stated: the vice chairman, if one has been appointed, the president, the vice presidents in their order of rank or seniority, a chairman designated by the board of directors or a chairman chosen by the stockholders entitled to cast a majority of the votes which all stockholders present in person or by proxy are entitled to cast, shall act as chairman, and the secretary, or, in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, a person appointed by the chairman, shall act as secretary.

  SECTION 2.07 Conduct of Business. Notwithstanding anything in these by-laws to the contrary, no business shall be conducted at an annual meeting of the stockholders except in accordance with the procedures hereinafter set forth in this Section 2.07; provided, however, that nothing in this Section 2.07 shall be deemed to preclude discussion by any stockholder of any business properly brought before the annual meeting in accordance with said procedures.

  At any annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before any annual meeting, business must be (1) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the board of directors, (2) otherwise properly brought before the meeting by or at the direction of the board of directors or (3) otherwise properly brought before the meeting by a stockholder. In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than 30 days nor more than 60 days prior to the meeting as originally scheduled; provided, however, that if less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. Any adjournment(s) or postponement(s) of the original meeting whereby the meeting will reconvene within 30 days from the original date shall be deemed for purposes of notice to be a continuation of the original meeting and no business may be brought before any such reconvened meeting unless timely notice of such business was given to the secretary of the corporation for the meeting as originally scheduled. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and their reasons for conducting such business at the annual meeting, (ii) the name and residence of the stockholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business.

  The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.07, and

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if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

  SECTION 2.08 Voting. Each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of capital stock having voting power held by such stockholder. The board of directors, at its discretion, or the officer of the corporation or other chairman presiding at the meeting of stockholders at his discretion, may require that any votes cast at such meetings shall be cast by written ballot. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy shall be executed in writing by the stockholder or by his duly authorized attorney-in-fact and filed with the secretary of the corporation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until notice thereof has been given to the secretary of the corporation. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the corporation generally. A proxy shall not be resolved by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of such death or incapacity is given to the secretary of the corporation.

  SECTION 2.09 Voting Lists. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting. The list shall be arranged in alphabetical order showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

  SECTION 2.10 Stock Ledger. The stock ledger of the corporation shall be the only evidence as to who are the stockholders entitled (i) to examine the stock ledger, the list required by Section 2.09 of this Article II or the books of the corporation and (ii) to vote in person or by proxy at any meeting of stockholders.

  SECTION 2.11 Inspectors of Election.

  (a) In advance of any meeting of stockholders the board of directors may appoint inspectors of election, who need not be stockholders, to act at such meeting or any adjournment thereof. If inspectors of elections are not so appointed, the chairman of any such meeting may, and upon the demand of any stockholder or his proxy at the meeting and before voting begins shall, appoint inspectors of election. The number of inspectors shall be either one or three, as determined, in the case of inspectors appointed upon demand of a stockholder, by stockholders present entitled to cast a majority of the votes which all stockholders present are entitled to cast thereon. No person who is a candidate for office shall act as an inspector. In case any person appointed as an inspector fails to appear or fails or refuses to act, the vacancy may be filled by appointment made by the board of directors in advance of the convening of the meeting, or at the meeting by the chairman of the meeting.

  (b) If inspectors of election are appointed as aforesaid, they shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies, receive votes or ballots, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes, determine the result, and do such acts as may be proper to conduct the election or vote with fairness to all stockholders. If there be three inspectors of election, the decision, act or certificate of a majority shall be effective in all respects as the decision, act or certificate of all.

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  (c) On request of the chairman of the meeting or of any stockholder or his proxy, the inspectors shall make report in writing of any challenge or question or matter determined by them, and execute a certificate of any fact found by them.

  SECTION 2.12 Action by Consent of Stockholders.

  (a) Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted.

  (b) Every written consent shall bear the date of signature of each stockholder (or his, her or its proxy) signing such consent. Prompt notice of the taking of corporate action without a meeting of stockholders by less than unanimous written consent shall be given to those stockholders who have not consented in writing. All such written consents shall be delivered to the corporation at its registered office in the State of Delaware, at its principal place of business or to the secretary of the corporation. Delivery made to the corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to authorize or take the corporate action referred to therein unless, within 60 days of the earliest dated written consent delivered to the corporation in the manner required by this Section 2.12, written consents signed by a sufficient number of persons to authorize or take such action are delivered to the corporation at its registered office in the State of Delaware, at its principal place of business or to the secretary of the corporation. All such written consents shall be filed with the minutes of proceedings of the stockholders, and actions authorized or taken under such written consents shall have the same force and effect as those authorized or taken pursuant to a vote of the stockholders at an annual or special meeting.

                                 ARTICLE III.

                              BOARD OF DIRECTORS

  SECTION 3.01 Powers. The board of directors shall have full power to manage the business and affairs of the corporation; and all powers of the corporation, except those specifically reserved or granted to the stockholders by statute, the certificate of incorporation or these by-laws, are hereby granted to and vested in the board of directors.

  SECTION 3.02 Number; Classification. The board of directors shall consist of eleven members; unless a greater or lesser (but not less than 5 nor more than 15) number is determined from time to time by resolution adopted by a vote of at least two-thirds of the entire board of directors.

  SECTION 3.03 Vacancies.

  (a) Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of at least a two-thirds majority of the entire nominating committee of the board of directors (or, if the directors then serving on the nominating committee constitute less than two-thirds of the number of directors previously authorized to serve on the nominating committee by the board of directors, by the affirmative vote of all directors then serving on the nominating committee), and the directors so chosen shall hold office until the next annual election of directors and until a successor is duly elected and qualified, except in the event of death, resignation or removal. If there are no directors in office, then an election of directors may be held in the manner provided by statute.

  (b) Whenever the holder of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such

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class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

  (c) If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the entire board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

  SECTION 3.04 Resignations. Any director of the corporation may resign at any time by giving written notice to the president or the secretary of the corporation. Such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

  SECTION 3.05 Organization. At every meeting of the board of directors, the chairman of the board, if there be one, or, in the case of a vacancy in the office or absence of the chairman of the board, one of the following officers present in the order stated: the vice chairman of the board, if there be one, the chief executive officer, the president, the vice presidents in their order of rank and seniority, or a chairman chosen by a majority of the directors present, shall preside, and the secretary, or, in his absence, an assistant secretary, or in the absence of the secretary and the assistant secretaries, any person appointed by the chairman of the meeting, shall act as secretary.

  SECTION 3.06 Place of Meeting. The board of directors may hold its meetings, both regular and special, at such place or places within or without the State of Delaware as the board of directors may from time to time appoint, or as may be designated in the notice calling the meeting.

  SECTION 3.07 Regular Meeting. Regular meetings of the board of directors may be held without notice at such time and place as shall be designated from time to time by resolution of the board of directors. At such meetings, the directors shall transact such business as may properly be brought before the meeting.

  SECTION 3.08 Special Meetings. Special meetings of the board of directors shall be held whenever called by the chairman of the board or by two or more of the directors. Notice of each such meeting shall be given to each director by telephone or in writing at least 24 hours (in the case of notice by telephone) or 48 hours (in the case of notice by telegram or facsimile transmission) or five days (in the case of notice by mail) before the time at which the meeting is to be held. Each such notice shall state the time and place of the meeting to be held.

  SECTION 3.09 Quorum, Manner of Acting and Adjournment.

  (a) At all meetings of the board of directors a majority of the directors shall constitute a quorum for the transaction of business, provided that at least two directors who are not "Stockholder Designees" (as that term is defined in that certain Stockholders Agreement dated as of November 4, 1997 by and among the Corporation, and the Stockholders therein named, hereinafter, the "Stockholders Agreement") are present, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors, except as may be otherwise specifically provided by statute, by the certificate of incorporation or by these bylaws. If a quorum shall not be present at any meeting of the board of directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

  (b) Unless otherwise restricted by the certificate of incorporation or these by-laws, any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, if all members of the board consent thereto in writing, and the writing or writings are filed with the minutes or proceedings of the board.

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  (c) Notwithstanding any provisions to the contrary in these by-laws, no action by the board of directors relating directly or indirectly to any of the following matters shall be effective unless authorized by the affirmative vote of directors constituting at least two-thirds of the entire board of directors:

    (1) any merger or consolidation of the corporation or any merger or consolidation in which the corporation is a constituent corporation, any sale of all or substantially all of the assets, or of a geographic division, of the corporation or any of its subsidiaries (determined on a consolidated basis), or any material acquisition or disposition of assets of the corporation or any of its subsidiaries (determined on a consolidated basis);

    (2) any investment in excess of $10,000,000 (whether by way of purchase of stock or other securities or by loan of money or guarantee of indebtedness) by the corporation or any of its subsidiaries in a "line of business" (as that term is defined in the senior secured credit agreement) dated as of November 4, 1997 by and among the corporation, one or more of its subsidiary corporations, The Chase Manhattan Bank, as arranger, and the lenders therein named), hereinafter the "Senior Credit Facility") other than a line of business operated by the corporation or any of its subsidiaries on June 1, 1997;

    (3) the incurrence or assumption by the corporation or any of its subsidiaries, directly or indirectly (including a guarantee, a capital lease, a sale of receivables or the placing of a lien or encumbrance on assets of the corporation or any of its subsidiaries), of any indebtedness in a principal amount in excess of $25,000,000, other than indebtedness incurred pursuant to the Senior Credit Facility or pursuant to any other agreement approved by the board of directors of the corporation (i) prior to the effectiveness of these restated by-laws or (ii) in accordance with this Section 3.09.

    (4) any issuance or sale of capital stock or other equity securities (or securities convertible into capital stock or other equity securities) of the corporation or any of its subsidiaries or of any rights, options or warrants to acquire any such securities (collectively, "Equity Securities"), other than (i) the issuance of Equity Securities to the corporation or a subsidiary of the corporation by a subsidiary of the corporation or (ii) the issuance of any Equity Securities pursuant to a stock option or employee benefit plan approved by the board of directors of the corporation in accordance with this Section 3.09.

    (5) any amendment to the certificate of incorporation;

    (6) any dissolution, liquidation, assignment for the benefit of creditors or petition for relief under the United States Bankruptcy Code or any similar statutes relating to relief from creditors, in each case by the corporation or any of its subsidiaries;

    (7) any dividends on, distributions with respect to, or repurchases or redemptions of, Equity Securities (other than (x) dividends paid from current earnings pro rata (in proportion to the number of shares held) on Common Stock of the corporation (y) repurchases of Equity Securities expressly authorized by the terms of stockholder approved employee benefit plans, or (z) repurchases of Equity Securities in a transaction or related series of transactions, which involves consideration payable by the corporation of less than $500,000;

    (8) election or removal of officers of the corporation;

    (9) any amendments or supplements to the Stockholders Agreement;

    (10) any approval given under Section 203(a) of the Delaware General Corporation Law ("DGCL"); and

    (11) any transaction with an officer or director of the corporation (other than matters delegated by the affirmative vote of directors constituting at least two-thirds of the entire board of directors to a committee of the board of directors of which no officer of the corporation is a member and which is approved by a two-thirds vote of such committee).

  (d) In addition to the provisions of subsection (c) of this Section 3.09, any action by the board of directors relating directly or indirectly to any of the following matters shall not be effective unless authorized by the

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affirmative vote of a majority of the directors who do not have, directly or indirectly, a material financial interest in such matter (each "Associate" of "Apollo," as those terms are defined in the Stockholders Agreement, shall be deemed to have a material financial interest in each matter in which Apollo, or any Affiliate (as defined in the Stockholders Agreement) of Apollo, has a material financial interest):

    (1) any transaction involving Apollo or any Affiliate of Apollo which would be deemed a "business combination" under the provisions of Section 203(c)(3)(i)-(iv) of the DGCL;

    (2) any proposed assignment or transfer by the Stockholders of their rights under Section 4 of the Stockholders Agreement to a transferee of "Shares" and

    (3) any transaction between the corporation or any subsidiary with an officer or director of the corporation or with any Affiliate (as defined in the Stockholders Agreement) of such person, except transactions delegated by the affirmative vote of directors constituting at least two-thirds of the entire board of directors to a committee of the board of directors of which such officer or director is not a member, and which is approved by a two-thirds vote of such committee.

  SECTION 3.10 Executive and Other Committees.

  (a) Subject to Subsection (c) hereof, the board of directors, may, by resolution adopted by the affirmative vote of directors constituting at least two-thirds of the entire board of directors, designate an executive committee and one or more other committees, each committee to consist of one or more directors. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the event that the board of directors establishes a committee other than the nominating committee, the board shall designate the directors serving on such committee in a manner that complies with Section 4.1(f) of the Stockholders Agreement.

  (b) Any such committee, to the extent provided in the resolution establishing such committee, shall have and may exercise all the power and authority of the board of directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have power or authority in reference to any matter on which action by the board of directors is required to be taken by more than a majority of the directors, unless expressly authorized by resolution adopted by the number of directors required to take such action. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the board of directors. Each committee so formed shall keep regular minutes of its meetings and report the same to the board of directors when required.

  (c) The board of directors shall establish a nominating committee consisting of five directors to nominate persons to be recommended by the board of directors to the stockholders for election as directors at each annual meeting, and to fill vacancies on the board of directors created by death, resignations, removal or increase in the size of the board of directors. Throughout the "Stockholder Designee Period" (as defined in the Stockholders Agreement), the chief executive officer of the corporation (if he or she is a director) shall be a member of the nominating committee and two other members of the nominating committee shall consist of directors who are "Apollo Directors" (as defined in the Stockholders Agreement) and if there are no Apollo Directors, or there are not two Apollo Directors, the nominating committee shall have no less nor more than two "Stockholder Designees" (as defined in the Stockholders Agreement).

  (d) Unless and except to the extent otherwise provided in these by-laws, action by a majority vote of the entire committee shall constitute action of the committee.

  SECTION 3.11 Compensation of Directors. Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and may be paid a fixed sum for attendance at each meeting of the board of directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation

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

therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

  SECTION 3.12 Qualification and Election of Directors.

  (a) All directors of the corporation shall be natural persons of full age, but need not be residents of Delaware or stockholders in the corporation. Except in the case of vacancies, directors shall be elected by the stockholders by a plurality vote.

  (b) Nominations for election of directors may be made at a meeting of stockholders only (i) by or at the direction of the board of directors of the corporation or (ii) by any stockholder entitled to vote for the election of directors, provided that written notice (the "Notice") of such stockholder's intent to nominate a director at the meeting is given by the stockholder and received by the secretary of the corporation in the manner and within the time specified in this subsection. The Notice shall be delivered to the secretary of the corporation not less than 30 days nor more than 60 days prior to any meeting of the stockholders called for the election of directors; provided, however, that if less than 40 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, the Notice shall be delivered to the secretary of the corporation not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Any adjournment(s) or postponement(s) of the original meeting whereby the meeting will reconvene within 30 days from the original date shall be deemed for purposes of notice to be a continuation of the original meeting and no nominations by a stockholder of persons to be elected directors of the corporation may be made at any such reconvened meeting other than pursuant to a notice that was timely for the meeting and date originally scheduled. In lieu of delivery to the secretary of the corporation, the Notice may be mailed to the secretary of the corporation by certified mail, return receipt requested, but shall be deemed to have been given only upon actual receipt by the secretary of the corporation.

  (c) The Notice shall be in writing and shall contain or be accompanied by:

    (1) the name and residence of such stockholder;

    (2) a representation that the stockholder is a holder of record of the corporation's voting stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the Notice;

    (3) such information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to Regulation 14A of the rules and regulations established by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (or pursuant to any successor act or regulation), had proxies been solicited with respect to such nominee by the management or board of directors of the corporation;

    (4) a description of all arrangements or understandings among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which such nomination or nominations are to be made by the stockholder; and

    (5) the written consent of each nominee to serve as a director of the corporation if so elected.

  (d) Unless an inspector or inspectors of election shall have been appointed pursuant to these bylaws, the chairman of the meeting may, if the facts warrant, determine and declare to the meeting that any nomination made at the meeting was not made in accordance with the foregoing procedures and, in such event, the nomination shall be disregarded. Any decision by the chairman of the meeting shall be conclusive and binding upon all stockholders of the corporation for any purpose.

  (e) The above procedures shall not apply to nominations with respect to which proxies shall have been solicited pursuant to a proxy statement filed pursuant to Regulation 14A of the rules and regulations adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended or pursuant to any successor act or regulation.

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 SECTION 3.13 Whole Number. Whenever in this Article III the action of more than a majority of the entire board of directors or any committee thereof is required, such action must be taken by the lowest whole number of directors which equals such super-majority percentage of the entire board or committee rounded to the nearest whole number.

                                  ARTICLE IV.

                           NOTICE--WAIVERS--MEETINGS

  SECTION 4.01 Notice, What Constitutes. Whenever, under the provisions of the statutes of Delaware or the certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given in accordance with Section 3.08 of Article III hereof.

  SECTION 4.02 Waivers of Notice. Whenever any written notice is required to be given under the provisions of the certificate of incorporation, these by-laws, or by statute, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

  Attendance of a person, either in person or by proxy, at any meeting, shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

  SECTION 4.03 Exception to Requirements of Notice.

  (a) Whenever notice is required to be given, under any provision of the DGCL or of the certificate of incorporation or these by-laws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any section of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

  (b) Whenever notice is required to be given, under any provision of the DGCL or the certificate of incorporation or these by-laws, to any stockholder to whom (i) notice of two consecutive annual meetings and all notices of meetings to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a 12 month period, have been mailed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the corporation is such as to require the filing of a certificate under any section of the DGCL, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this section.

  SECTION 4.04 Conference Telephone Meetings. One or more directors may participate in a meeting of the board of directors, or of a committee of the board of directors, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at such meeting.


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                                  ARTICLE V.

                                   OFFICERS

  SECTION 5.01 Number, Qualifications and Designation. The officers of the corporation shall be chosen by the board of directors and shall be a chief executive officer, a president, one or more vice presidents, a secretary, a treasurer, and such other officers as may be elected in accordance with the provisions of Section 5.03 of this Article V. One person may hold more then one office. Officers may be, but need not be, directors or stockholders of the corporation.

  SECTION 5.02 Election and Term of Office. The officers of the corporation, except those elected by delegated authority pursuant to Section 5.03 of this
Article V, shall be elected annually by the board of directors, and each such officer shall hold his office until his successor shall have been elected and qualified, or until his earlier resignation or removal. Any officer elected by the board of directors may be removed at any time pursuant to Section 3.09(c) hereof. Any officer may resign at any time upon written notice to the corporation.

  SECTION 5.03 Subordinate Officers, Committees and Agents. Subject to the provisions of Section 3.09 hereof, the board of directors may from time to time elect such other officers and appoint such committees, employees or other agents as it deems necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as are provided in these by-laws, or as the board of directors may from time to time determine. Subject to the provisions of Section 3.09 hereof, the board of directors may delegate to any officer or committee the power to elect subordinate officers and to retain or appoint employees or other agents, or committees thereof, and to prescribe the authority and duties of such subordinate officers, committees, employees or other agents.

  SECTION 5.04 The Chief Executive Officer. The chief executive officer of the corporation shall have general supervision over the business and operations of the corporation, subject, however, to the control of the board of directors. He shall sign, execute, and acknowledge, in the name of the corporation, deeds, mortgages, bonds, contracts or other instruments, authorized by the board of directors, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors, or by these by-laws, to some other officer or agent of the corporation; and, in general, shall perform all duties incident to the office of chief executive officer, and such other duties as from time to time may be assigned to him by the board of directors.

  SECTION 5.05 The President. The president shall be the chief operating officer of the corporation and shall perform the duties of the chairman of the board or chief executive officer in his absence and such other duties as may from time to time be assigned to him by the board of directors or by the chairman of the board.

  SECTION 5.06 The Vice Presidents. The vice presidents shall perform the duties of the chairman of the board and the president in their absence and such other duties as may from time to time be assigned to them by the board of directors or by the chairman of the board.

  SECTION 5.07 The Secretary. The secretary, or an assistant secretary, shall attend all meetings of the stockholders and of the board of directors and shall record the proceedings of the stockholders and of the directors and of committees of the board of directors in a book or books to be kept for that purpose; see that notices are given and records and reports properly kept and filed by the corporation as required by law; be the custodian of the seal of the corporation and see that it is affixed to all documents to be executed on behalf of the corporation under its seal; and, in general, perform all duties incident to the office of secretary, and such other duties as may from time to time be assigned to him by the board of directors or the chairman of the board.

  SECTION 5.08 The Treasurer. The treasurer, or an assistant treasurer, shall have or provide for the custody of the funds or other property of the corporation and shall keep a separate book account of the same to his credit as treasurer; collect and receive or provide for the collection and receipt of moneys earned by or in any manner due to or received by the corporation; deposit all funds in his custody as treasurer in such banks or other

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places of deposit as the board of directors may from time to time designate;
whenever so required by the board of directors, render an account showing his transactions as treasurer and the financial condition of the corporation; and, in general, discharge such other duties as may from time to time be assigned to him by the board of directors or the chairman of the board.

  SECTION 5.09 Officers' Bonds. No officer of the corporation need provide a bond to guarantee the faithful discharge of his duties unless the board of directors shall by resolution so require a bond in which event such officer shall give the corporation a bond (which shall be renewed if and as required) in such sum and with such surety or sureties as shall be satisfactory to the board of directors for the faithful performance of the duties of his office.

  SECTION 5.10 Salaries. The salaries of the officers and agents of the corporation elected by the board of directors shall be fixed from time to time by the board of directors.

                                  ARTICLE VI.

                     CERTIFICATES OF STOCK, TRANSFER, ETC.

  SECTION 6.01 Issuance. Each stockholder shall be entitled to a certificate or certificates for shares of stock of the corporation owned by him upon his request therefor. The stock certificates of the corporation shall be numbered and registered in the stock ledger and transfer books of the corporation as they are issued. They shall be signed by the chairman of the board, the president or a vice president and by the secretary or an assistant secretary or the treasurer or an assistant treasurer, and shall bear the corporate seal, which may be a facsimile, engraved or printed. Any of or all the signatures upon such certificate may be a facsimile, engraved or printed. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any share certificate shall have ceased to be such officer, transfer agent or registrar, before the certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent or registrar at the date of its issue.

  SECTION 6.02 Transfer. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. No transfer shall be made which would be inconsistent with the provisions of Article 8, Title 6 of the Delaware Uniform Commercial Code-Investment Securities.

  SECTION 6.03 Stock Certificates. Stock certificates of the corporation shall be in such form as provided by statute and approved by the board of directors. The stock record books and the blank stock certificates books shall be kept by the secretary or by any agency designated by the board of directors for that purpose.

  SECTION 6.04 Lost, Stolen, Destroyed or Mutilated Certificates. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the board of directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

  SECTION 6.05 Record Holder of Shares. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not

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be bound to recognize any equitable or other claim to or interest in such share or share on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

  SECTION 6.06 Determination of Stockholders of Record.

  (a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

  (b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights of the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

                                 ARTICLE VII.

                  INDEMNIFICATION OF DIRECTORS, OFFICERS AND
                       OTHER AUTHORIZED REPRESENTATIVES

  SECTION 7.01 Indemnification of Authorized Representatives in Third Party Proceedings. The corporation shall indemnify any person who was or is an authorized representative of the corporation and who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person was or is an authorized representative of the corporation, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any third party proceeding by judgment, order, settlement, indictment, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the authorized representative did not act in good faith and in a manner which such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal third party proceeding, had reasonable cause to believe that such conduct was unlawful.

  SECTION 7.02 Indemnification of Authorized Representatives in Corporate Proceedings. The corporation shall indemnify any person who was or is an authorized representative of the corporation and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the corporation, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate proceeding if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such corporate proceeding was brought shall determine upon application that,

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despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  SECTION 7.03 Mandatory Indemnification of Authorized Representatives. To the extent that an authorized representative of the corporation has been successful on the merits otherwise in defense of any third party proceeding or corporate proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith.

  SECTION 7.04 Determination of Entitlement to Indemnification. Any indemnification under Section 7.01, 7.02 or 7.03 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the authorized representative is proper in the circumstances because such person has either met the applicable standard of conduct set forth in Section 7.01 or 7.02 or has been successful on the merits, or otherwise as set forth in Section 7.03 and that the amount requested has been actually and reasonably incurred. Such determination shall be made:

    (1) By the board of directors by a majority of a quorum consisting of directors who were not parties to such third party proceeding or corporate proceeding, or

    (2) If such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or

    (3) By the stockholders.

  SECTION 7.05 Advancing Expenses.

  (a) Expenses actually and reasonably incurred by an officer or director in defending any third party proceeding or corporate proceeding shall be paid on behalf of an officer or director by the corporation in advance of the final disposition of such third party proceeding or corporate proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article.

  (b) Expenses actually and reasonably incurred in defending any third party proceeding or corporate proceeding shall be paid on behalf of an authorized representative other than an officer or director by the corporation in advance of the final disposition of such third party proceeding or corporate proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of such authorized representative to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this Article.

  (c) The financial ability of any authorized representative to make a repayment contemplated by this Section shall not be a prerequisite to the making of an advance.

  SECTION 7.06 Definitions. For purposes of this Article:

    (1) "authorized representative" shall mean a director or officer of the corporation, or a person serving at the request of the corporation as a director, officer or trustee of another corporation, partnership, joint venture, trust or other enterprise, past, present or future;

    (2) "corporation" shall include, in addition to the resulting corporation, any constituent corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting

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  or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued;

    (3) "corporate proceeding" shall mean any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor or investigative proceeding by the corporation;

    (4) "criminal third party proceeding" shall include any action or investigation which could or does lead to a criminal third party proceeding;

    (5) "expenses" shall include attorneys' fees and disbursements;

    (6) "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan;

    (7) "not opposed to the best interests of the corporation" shall include actions taken in good faith and in a manner the authorized representative reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan;

    (8) "other enterprises" shall include employee benefit plans;

    (9) "party" shall include the giving of testimony or similar involvement;

    (10) "serving at the request of the corporation" shall include any service as a director, officer or employee of the corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants, or beneficiaries; and

    (11) "third party proceeding" shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation.

  SECTION 7.07 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article.

  SECTION 7.08 Scope of Article. The indemnification of authorized representatives and advancement of expenses, as authorized by the preceding provisions of this Article, shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-laws, statute, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The indemnification and advancement of expenses provided by or granted pursuant to this Article, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be an authorized representative and shall inure to the benefit of the heirs, executors and administrators of such a person.

  SECTION 7.09 Reliance on Provisions. Each person who shall act as an authorized representative of the corporation shall be deemed to be doing so in reliance upon rights of indemnification provided by this Article.

                                 ARTICLE VIII.

                              GENERAL PROVISIONS

  SECTION 8.01 Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the certificate of incorporation and these by-laws, may be declared by the board of directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of

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the corporation, subject to the provisions of the certificate of incorporation. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

  SECTION 8.02 Annual Statements. The board of directors shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

  SECTION 8.03 Contracts and Securities. Except as otherwise provided in these by-laws, the board of directors may authorize any officer or officers including the chairman and vice chairman of the board of directors, or any agent or agents, to enter into any contract or to execute or deliver any instrument on behalf of the corporation and such authority may be general or confined to specific instances. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the corporation may be executed in the name and on behalf of the corporation by the Chief Executive Officer, the president or and any vice president and any such officer may, in the name of and on behalf of the corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such securities and which, as the owner thereof, the corporation might have exercised and possessed if present. The board of directors may, by resolution, from time to time, confer like powers upon any other person or persons.

  SECTION 8.04 Checks. All checks, notes, bills of exchange or other orders in writing shall be signed by such person or persons as the board of directors may from time to time designate.

  SECTION 8.05 Corporate Seal. The corporate seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

  SECTION 8.06 Deposits. All funds of the corporation shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as the board of directors may approve or designate, and all such funds shall be withdrawn only upon checks signed by such one or more officers or employees as the board of directors shall from time to time determine.

  SECTION 8.07 Corporate Records.

  (a) Every stockholder shall, upon written demand under oath stating the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business, for any proper purpose, the stock ledger, books or records of account, and records of the proceedings of the stockholders and directors, and make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent shall be the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business. Where the stockholder seeks to inspect the books and records of the corporation, other than its stock ledger or list of stockholders, the stockholder shall first establish (1) compliance with the provisions of this section respecting the form and manner of making demand for inspection of such document; and (2) that the inspection sought is for a proper purpose. Where the stockholder seeks to inspect the stock ledger or list of stockholders of the corporation and has complied with the provisions of this assertion respecting the form and manner of making demand for inspection of such documents, the burden of proof shall be upon the corporation to establish that the inspection sought is for an improper purpose.

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  (b) Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to his position as a director. The court may similarly order the corporation to permit the director to inspect any and all books and records, the stock ledger and the stock list and to make copies or extracts therefrom. The court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the court may deem just and proper.

  SECTION 8.08 Amendment of Bylaws. These bylaws may be altered, amended or repealed or new bylaws may be adopted by (i) the holders of at least 66-2/3% of the total voting power of all shares of stock of the corporation entitled to vote in the election of directors, considered for purposes of this Section
8.08 as one class, or (ii) the affirmative vote of directors constituting at least two-thirds of the entire board of directors, when such power is conferred upon the board of directors by the certificate of incorporation, at any regular meeting of the stockholders or of the board of directors or at any special meeting of the stockholders or of the board of directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. In addition, the provisions of Section 3.09(d) and of this Section 8.08 may not be amended without the affirmative vote of a majority of the directors who are not Affiliates or Associates of any Stockholder.

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